As filed with the Securities and Exchange Commission on March 28, 2008

Registration No. 333-149092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REAL GOODS SOLAR, INC.

(Exact name of registrant as specified in its charter)

Colorado	8711	26-1851813
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

360 Interlocken Boulevard

Broomfield, Colorado 80021

(303) 222-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jirka Rysavy

Chairman

Real Goods Solar, Inc.

360 Interlocken Boulevard

Broomfield, Colorado 80021

(303) 222-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas R. Stephens, Esq. Bartlit Beck Herman Palenchar & Scott LLP 1899 Wynkoop Street, 8th Floor Denver, Colorado 80202 (303) 592-3100	Robert S. Kant, Esq. Scott K. Weiss, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Phoenix, Arizona 85016 (602) 445-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  _________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  _________________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  _________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 28, 2008

PRELIMINARY PROSPECTUS

Shares Class A Common Stock $ per Share

This is the initial public offering of shares of Class A common stock by Real Goods Solar, Inc.

We are offering              shares of our Class A common stock. We expect the initial public offering price to be between $             and $             per share. Prior to this offering, there has been no public market for our Class A common stock.

We intend to apply to have our Class A common stock included for quotation on the Nasdaq Global Market under the symbol “RSOL.”

Investing in our Class A common stock involves risk. See “ Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Real Goods Solar, Inc.	$	$

We have granted the underwriters the right to purchase up to              additional shares of our Class A common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after this offering. We expect that delivery of the shares will be made to investors on or about                     , 2008.

ThinkEquity Partners LLC

Canaccord Adams

Broadpoint.

                    , 2008

You should rely only on the information contained in this prospectus or to which we have referred you, including any free writing prospectus that we file with the Securities and Exchange Commission relating to this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell nor is it seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date on the front cover, but information may have changed since that date. Information contained in our website does not constitute part of this prospectus.

Until                    , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

This prospectus includes market and industry data that we obtained from periodic industry publications, third-party studies and surveys, governmental agency sources, filings of public companies in our industry and internal company surveys that we believe to be reliable as of the date of this prospectus. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus that we consider important to investors. You should read the entire prospectus carefully, including the “Risk Factors” section and our financial statements and the related notes to those statements, before making an investment decision. References in this prospectus to “Real Goods,” “we,” “us,” “our” or “our company” refer to Real Goods Solar, Inc., its predecessors and its consolidated subsidiaries, unless we indicate otherwise. We are a Colorado corporation formed on January 29, 2008 and a wholly owned subsidiary of Gaiam, Inc. which is a publicly traded company. Prior to January 29, 2008, we did not exist as a separate legal entity and have no history of operating as a stand-alone business. The unaudited consolidated pro forma statement of operations for the year ended December 31, 2007 gives pro forma effect to the acquisitions of Marin Solar, Inc., or Marin Solar, and Carlson Solar, described below, as if the acquisitions had been completed as of January 1, 2007.

Overview

We are a leading residential solar energy integrator. We offer turnkey services to our solar energy system customers, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. Our solar energy systems use high-quality solar PV modules from manufacturers such as Sharp, SunPower and Kyocera Solar. We use proven technologies and techniques to help customers achieve meaningful savings by reducing their utility costs. In addition, we help customers lower their emissions output and reliance upon fossil fuel energy sources.

We have 30 years of experience in residential solar energy, beginning with our sale in 1978 of the first solar photovoltaic, or PV, panels in the United States. We believe that we have installed more residential solar energy systems in the United States than any other company, including more than 2,400 residential and small commercial solar energy systems. In addition, we have sold a variety of solar products to more than 30,000 customers since our founding.

For the fiscal year ended December 31, 2007, our net revenue was $18.9 million, and for the fiscal year ended December 31, 2006, our net revenue was $16.8 million. On a pro forma basis (giving effect to the acquisitions of Marin Solar and Carlson Solar as if such transactions had occurred on January 1, 2007), for the fiscal year ended December 31, 2007, our net revenue was $32.7 million and we generated a 30.0% gross margin and $1.0 million of income from operations. Immediately after the completion of this offering, after application of the net proceeds of this offering, we will have $     million of cash and no outstanding debt.

Our focused customer acquisition approach and our efficiency in converting leads into customers enable us to have what we believe are low customer acquisition costs. We believe that our Real Goods brand has a national reputation for the highest quality customer service in the solar energy market, which leads to a significant number of word-of-mouth referrals and new customers. In addition, our parent company, Gaiam, is a leader in the sustainable and renewable energy lifestyle market and has a base of over 8 million direct customers, providing us additional lead generation for potential solar energy customers. We also generate leads by selling solar and other renewable energy and sustainable living products and resources through our nationally distributed catalog and website. We believe that this cross-marketing ability lowers our customer acquisition costs to below what we estimate they would be if we were to rely solely on traditional marketing methods such as print, radio, television and Internet search words. Our Solar Living Center in Hopland, California features interactive demonstrations for renewable energy and environmentally sensible technologies and is the largest facility of its kind, with approximately 2 million visitors since it opened in 1996.

Market Opportunity

We believe that as demand for electric power increases, the electric power industry will face various challenges. As a result of aging infrastructure and high energy demand, customers are facing rising electricity rates, creating economic pressures for consumers and businesses alike. In addition, concerns about global warming and greenhouse gas emissions have resulted in international efforts to reduce such emissions, and various states have enacted stricter emissions control laws or mandated that utilities generate a certain amount of power from renewable sources, such as solar energy.

Because the solar energy industry offers solutions to these challenges, we believe it has extremely large growth potential. Currently, only approximately one-tenth of one percent of the world’s power is generated from solar energy sources. The global solar energy market is estimated to grow to between $19 billion and $32 billion by 2011, with annual solar energy installations reaching between 4.2 and 7.6 gigawatts, or GW, by 2011, compared to 1.7 GW in 2006, according to Solarbuzz, an international solar energy research and consulting company.

We expect that a number of factors will contribute to growth in the solar energy industry. A variety of initiatives have been enacted by the federal government and various states, municipalities and utilities that encourage or require the installation of grid-tied solar energy systems. For example, the California Solar Initiative, or CSI, adopted in 2007 provides for the expenditure of up to $3.4 billion in incentives for solar energy system installations by 2017. It is common for financial incentives to be required under such initiatives, including rebates, tax credits, net metering, time-of-use credits, performance-based incentives, renewable energy credits and property tax exemptions. These incentives make the purchase of solar energy systems more affordable and open additional solar markets in the United States.

We believe that growth in the solar energy industry also faces challenges. The decision to install a solar energy system represents a significant investment for many customers. In addition, financing sources specifically for solar energy systems are currently limited. The solar energy industry is significantly driven by federal, state and local regulations and incentives, and changes in these regulations and incentives could adversely affect the demand for solar energy systems and the growth of the industry. Also, the manufacture of solar PV modules depends on the availability of silicon, an essential raw material. Currently, there is a global shortage of silicon, which has resulted in some price increases and limited availability of solar PV modules.

Growth Strategy

Our goal is to continue to build on our industry-leading position and be the largest and most profitable residential solar energy integrator in the United States. We intend to pursue the following strategies to achieve this goal:

➢

Enhance and leverage the Real Goods brand name to increase our market presence. We intend to enhance and leverage the Real Goods brand name, which we believe is the strongest name in the residential solar energy market, and our reputation for outstanding customer service to continue to win business in existing markets and to expand into new markets in which our competitors have little or no brand recognition.

➢

Expand into markets in which legislation and government incentives are favorable for solar energy. We plan to expand the geographic scope of our business as jurisdictions adopt new or improve existing incentive programs that enhance the economics of solar energy systems for a broader customer base. In addition to the $3.4 billion CSI, 29 states, including Arizona, Colorado, Connecticut, Hawaii, Massachusetts, Nevada, New Jersey and New York, have adopted legislation and incentives favorable to solar energy, and other states are considering adopting such legislation and incentives.

➢

Consolidate the fragmented U.S. solar energy system installer market. The U.S. solar energy system installer market remains highly fragmented, with over 300 independent installers or integrators in California alone. We intend to continue our consolidation activities in order to penetrate new markets, expand our business and further enhance our national brand and leverage our national marketing programs. We plan to create economies of scale through our consolidation activities in order to increase our operating efficiencies, with a goal of improving our margins and profitability.

➢

Expand our “community of customers” to enhance revenue and lower our customer acquisition costs. We intend to leverage the reputation for authenticity associated with our Real Goods brand to expand our “community of customers.” We believe these customers care deeply about solar energy and a renewable energy lifestyle and view us as the premier provider of products, services and support to enable this lifestyle. In addition to our solar energy systems, we plan to cross-market our wide array of energy-saving and carbon footprint-reducing products and services, which we believe will enhance our revenue and create additional customer loyalty. We also intend to leverage our customer base to continue to provide us with new leads and referrals, which, in conjunction with our cross-marketing efforts, should allow us to continue to lower our customer acquisition costs.

➢

Make a difference in the world. We intend to promote our solar energy systems and sustainable living resources as a way for individuals and communities to reduce their carbon footprint, eliminate U.S. dependence on foreign and fossil fuel-based energy sources and foster a culture of respect for the Earth and its natural resources for the benefit of future generations. We estimate the energy savings resulting from our products that were purchased in the 1990s will prevent the production of over one billion pounds of carbon dioxide over the life of those products, which is the equivalent of removing approximately 83,000 passenger vehicles from use for one year. We anticipate that products that we expect to sell through 2010 will prevent an additional one billion pounds of carbon dioxide from being released into the atmosphere. We calculated this energy savings by estimating how many kilowatt-hours were saved over the life of these products by their use, and estimating that U.S. power plants generate an average of 1.5 pounds of carbon dioxide in producing 1 kilowatt of electricity. For example, a 15 watt compact fluorescent light bulb saves 45 watts per hour and lasts 10,000 hours and therefore saves 450 kilowatts and prevents the generation of 675 pounds of carbon dioxide over its product life.

Competitive Advantages

We believe that we have a number of advantages over our competitors, including the following:

➢

Brand recognition and authenticity. We believe that our customers often buy our solar energy systems because of the strength of the Real Goods brand, our longevity in the marketplace and our reputation for excellent customer service. In addition, our reference guide authored by our founder, the “Solar Living Sourcebook,” has sold approximately 250,000 copies to date. As a result of our 30 years of operating in the solar energy industry, we believe that we are frequently the first company in the industry approached by new solar companies with innovative products.

➢

Strength of management. We have a highly experienced management team. Our founder and Chief Executive Officer, John Schaeffer, has more than 30 years of experience in the solar energy industry. In addition, our Chairman, Jirka Rysavy, founded and grew Corporate Express from $30 million to $3 billion in revenue in less than five years. Mr. Rysavy and other members of our management team have considerable experience in the consolidation of fragmented industries, having acquired over 250 companies.

➢

Low-cost customer acquisition model. Our business model gives us a significant cross-marketing advantage by providing us access to potential purchasers of solar energy systems through our catalog and Internet sales, from visitors to our Solar Living Center and from Gaiam’s 8 million direct customers. In addition, our strong brand name and reputation for outstanding customer service provide us with word-of-mouth referrals.

➢

Relationship with Gaiam. We believe that our relationship with Gaiam provides us with additional expertise across brand building, marketing, acquisition completion and integration and certain administrative functions, which should enable us to operate more efficiently and cost-effectively.

➢

Strong supplier base. We maintain strong relationships with many leading solar PV module manufacturers, including Sharp, SunPower and Kyocera Solar, which provides us with continued access to a supply of our key systems products and early review of innovative market products. Our financial strength and market position enable us to purchase directly from these manufacturers which lowers our purchasing costs relative to those of our competitors that are only able to purchase through third-party distributors.

➢

Strong balance sheet. Immediately after the completion of this offering, after application of the net proceeds of this offering, we will have $     million of cash and no outstanding debt. We believe that our strong balance sheet and our financial strength meaningfully differentiate us from our competitors, providing our suppliers and customers with confidence in our financial strength and longevity and further supporting our consolidation strategy.

Corporate Information

We are currently a wholly owned subsidiary of Gaiam. We were incorporated in Colorado in 2008 as a successor to a business that began in 1978. Our principal executive offices are located at 360 Interlocken Boulevard, Broomfield, Colorado 80021, and our telephone number at that location is (303) 222-8400. Our operations headquarters are located at 13771 South Highway 101, Hopland, California 95449, and our telephone number at that location is (888) 507-2561. Our website is www.realgoodssolar.com. The information available on or that can be accessed through our website and the information that is contained in the “Solar Living Sourcebook” is not incorporated by reference into and is not a part of this prospectus and should not be considered to be part of this prospectus. Our trade names or trademarks include “Real Goods,” “Real Goods Solar,” “Real Goods Renewables” and “Own Your Power.” This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Class A common stock offered	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, based upon an assumed initial public offering price of $ per share, which is the midpoint of the offering range indicated on the cover of this prospectus.

We will use approximately $19.8 million of the net proceeds to repay amounts owed to Gaiam for costs to acquire and expand our business. We intend to use the remainder of the net proceeds for working capital and general corporate purposes, which may include future acquisitions of businesses. We currently have no agreements or commitments to complete any such acquisitions and are not involved in any negotiations to do so. The amounts and timing of our actual expenditures will depend upon numerous factors. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	RSOL

Risk Factors	You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 8 of this prospectus, in deciding whether or not to invest in our Class A common stock.

The number of shares of our Class A common stock that will be outstanding after this offering excludes the following:

➢

650,000 shares of Class A common stock issuable upon exercise of all outstanding options granted or assumed by us, certain warrants issued in connection with the acquisitions of Marin Solar and Carlson Solar at a combined weighted-average exercise price of $3.20 per share, and shares issuable upon the exercise of certain contractual rights we granted prior to this offering and

➢	700,000 shares of Class A common stock reserved for future grant or issuance under the Real Goods 2008 Long-Term Incentive Plan, or Incentive Plan, subject to adjustment as provided in such plan.

Except as otherwise indicated, all of the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

The following tables present summary historical consolidated financial data regarding our business. You should read the summary consolidated financial data presented below together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for each of the years ended December 31, 2005, 2006, and 2007 and the actual amounts for the summary consolidated balance sheet data as of December 31, 2007 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statement of operations data for the year ended December 31, 2004 from our unaudited financial statements, which are not included in this prospectus, and the unaudited pro forma amounts for the summary consolidated statement of operations and balance sheet data as of and for the year ended December 31, 2007 from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for 2007 includes the effects of the Marin Solar acquisition from the November 2007 date of the transaction.

Our audited and unaudited consolidated financial statements include allocations of certain Gaiam expenses, including costs of fulfillment, customer service, financial and other administrative services, and income taxes. The expense allocations are based on what we and Gaiam considered to be reasonable reflections of the utilization of services provided or the benefits received by us. The historical financial information in our audited and unaudited consolidated financial statements may not be indicative of what our results of operations, financial position, changes in equity and cash flows will be in the future, or what they would have been had we been a separate stand-alone entity during the periods presented.

	Years ended December 31,
(in thousands, except per share data)	2004	2005	2006	2007	Pro Forma 2007(1)
	(unaudited)				(unaudited)
Consolidated Statements of Operations Data:
Net revenue	$9,268	$12,114	$16,812	$18,922	$32,745
Cost of goods sold	5,730	7,763	10,862	12,426	22,935

Gross profit	3,538	4,351	5,950	6,496	9,810

Expenses:
Selling and operating	2,987	3,464	4,964	5,728	7,916
General and administrative	480	492	567	582	905

Total expenses	3,467	3,956	5,531	6,310	8,821

Income from operations	71	395	419	186	989

Other expense	—	—	—	—	32

Income before income taxes and minority interest	71	395	419	186	957
Income tax expense	30	159	169	84	389
Minority interest in net income of consolidated subsidiary, net of income taxes	—	—	—	—	(77)

Net income	$41	$236	$250	$102	$491

Net income per share(2):
Basic and diluted	$0.00	$0.02	$0.03	$0.01	$0.05

Weighted average shares outstanding(2):
Basic and diluted	10,000	10,000	10,000	10,000	10,000

(1)

The Pro Forma column presents our consolidated results of operations giving pro forma effect to the acquisitions of Marin Solar and Carlson Solar as if such transactions had occurred on January 1, 2007.

(2)

Net income per share is calculated as if Gaiam had transferred our business assets and operations to us in return for 10,000,000 shares of our Class B common stock on January 1, 2003. We did not exist as a separate company during the historical periods presented. We computed earnings per share based on the shares outstanding following this contribution as if such shares were outstanding from the beginning of the periods presented.

	As of December 31, 2007
(in thousands)	Actual(1)	Pro Forma(1)	Pro Forma As Adjusted(2)
		(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$542	$542	$
Working capital (deficit)	(11,266)	(13,488)
Deferred tax assets	2,478	2,478		—	(3)
Total assets	20,986	25,371
Deferred tax liabilities	—	—		279	(3)
Payable to Gaiam	16,286	19,822
Minority interest	—	371
Total liabilities	19,336	23,350
Total shareholders’ equity	1,650	1,650

(1)

The Actual column as of December 31, 2007 reflects our acquisition of Marin Solar. The Pro Forma column as of December 31, 2007 reflects our consolidated balance sheet giving pro forma effect to our new corporate structure and the acquisition of Carlson Solar as if those events had occurred on December 31, 2007. Our new corporate structure reflects the contribution to us by Gaiam of our business assets and operations in exchange for 10,000,000 shares of our Class B common stock. See “Unaudited Pro Forma Consolidated Financial Information” for further information regarding the pro forma adjustments.

(2)

The Pro Forma As Adjusted column reflects the sale of              shares of Class A common stock by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the range indicated on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and after giving effect to our receipt of the estimated net proceeds. A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) each of cash and cash equivalents, working capital (deficit), total assets and total shareholders’ equity by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

After the date we cease to be a member of Gaiam’s consolidated group for federal income tax purposes, to the extent we become entitled to utilize loss carryforwards from our separate tax returns, we will distribute to Gaiam the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized. Accordingly, we expect to recognize a valuation allowance against certain of our deferred tax assets resulting in a net deferred tax liability upon completion of this offering.

Risk factors

An investment in our Class A common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risks factors, together with all the other information included in this prospectus, before you decide to purchase shares of our Class A common stock. We believe the risks and uncertainties described below are the most significant ones we face. The occurrence of any of the following factors could harm our business. In that case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Risk Factors Related to Our Business and Our Industry

Our business prospects could be harmed if solar energy is not widely adopted or sufficient demand for solar energy systems does not develop or takes longer to develop than we anticipate.

The solar energy market is at a relatively early stage of development, and the extent to which solar energy will be widely adopted and the extent to which demand for solar energy systems will increase are uncertain. If solar energy does not achieve widespread adoption or demand for solar energy systems fails to develop sufficiently, we may be unable to grow our business at the rate we desire. In addition, demand for solar energy systems in our targeted markets may not develop or may develop to a lesser extent or more slowly than we anticipate. Many factors may affect the demand for solar energy systems, including the following:

➢

fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources, such as increases or decreases in the price of oil and other fossil fuels;

➢	availability of government subsidies and incentives to support the development of the solar energy industry;

➢	cost-effectiveness, performance and reliability of solar energy systems compared with conventional and other non-solar renewable energy sources and products;

➢	success of other renewable energy generation technologies, such as hydroelectric, wind, geothermal, solar thermal, concentrated solar and biomass;

➢	fluctuations in expenditures by purchasers of solar energy systems, which tend to decrease in slower economic environments and periods of rising interest rates; and

➢	deregulation of the electric power industry and the broader energy industry.

A drop in the retail price of conventional energy or non-solar renewable energy sources may negatively impact our business.

The demand for our solar energy systems depends in part on the price of conventional energy, which affects return on investment resulting from the purchase of solar energy systems. Fluctuations in economic and market conditions that impact the prices of conventional and non-solar renewable energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar energy systems to decline, which would have a negative impact on our business. Changes in utility electric rates could also have a negative effect on our business.

Risk factors

The reduction, elimination or expiration of government subsidies and economic incentives for solar energy systems could reduce the demand for our products.

Government subsidies are an important factor in the economic determination to purchase a solar energy system. Certain states, including California and Colorado, localities and utilities offer incentives to offset a portion of the cost of qualified solar energy systems. These incentives can take many forms, including direct rebates, state tax credits, system performance payments and renewable energy credits, or RECs. The reduction or elimination of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in a significant reduction in demand for our solar energy systems, which would negatively impact our business.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the installation of solar energy systems, which may significantly reduce demand for our solar energy systems.

The installation of solar energy systems is subject to oversight and regulation under local ordinances; building, zoning and fire codes; environmental protection regulation; utility interconnection requirements for metering; and other rules and regulations. We attempt to keep up-to-date about these requirements on a national, state and local level and must design and install our solar energy systems to comply with varying standards. Certain cities may have ordinances that prevent or increase the cost of installation of our solar energy systems. In addition, new government regulations or utility policies pertaining to the installation of solar energy systems are unpredictable and may result in significant additional expenses or delays, which could cause a significant reduction in demand for solar energy systems.

Existing regulations and policies pertaining to electricity pricing and technical interconnection of customer-owned electricity generation and changes to these regulations and policies may deter the purchase and use of solar energy systems and negatively impact development of the solar energy industry.

The market for solar energy systems is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. For example, there currently exist metering caps in certain jurisdictions, which limit the aggregate amount of power that may be sold by solar power generators into the electric grid. These regulations and policies have been modified in the past and may be modified in the future in ways that could deter purchases of solar energy systems and investment in the research and development of solar energy technology. For example, without a mandated regulatory exception for solar energy systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. Such fees could increase the cost to our customers of using solar energy systems and make them less desirable, thereby harming our business, operating results and financial condition. Changes in net metering policies could also deter the purchase and use of solar energy systems. In addition, electricity generated by solar energy systems competes primarily with expensive peak hour electricity rates rather than with the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require solar energy systems to achieve lower prices in order to compete with the price of electricity.

Our inability to respond to changing technologies and issues presented by new technologies could harm our business.

The solar energy industry is subject to technological change. If we rely on products and technologies that are not attractive to customers, or if we are unable to respond appropriately to changing technologies and changes in product function and quality, we may not be successful in capturing or retaining a significant market share. In addition, any new technologies utilized in our solar energy systems may not perform as expected or as desired, in which event our adoption of such products or technologies may harm our business.

Risk factors

We derive all of the revenue from our solar energy integration services from sales in two states.

We currently derive all of the revenue from our solar energy integration services from projects in California and Colorado. This geographic concentration exposes us to growth rates, economic conditions, and other factors that may be specific to those states to which we would be less subject if we were more geographically diversified. The growth of our business will require us to expand our operations in California and Colorado and to commence operations in other states. Any geographic expansion efforts that we may make may not be successful, which would limit our growth opportunities.

Our success may depend in part on our ability to continue to make successful acquisitions.

As part of our business strategy, we plan to expand our operations through strategic acquisitions in our current markets and in new geographic markets. We acquired Marin Solar in November 2007 and Carlson Solar in January 2008. We cannot accurately predict the timing, size and success of our acquisition efforts. Our acquisition strategy involves significant risks, including the following:

➢	our ability to identify suitable acquisition candidates at acceptable prices,

➢	our ability to complete successfully the acquisitions of candidates that we identify,

➢	our ability to compete effectively for available acquisition opportunities,

➢	increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria,

➢	diversion of management’s attention to expansion efforts,

➢	unanticipated costs and contingent liabilities associated with acquisitions,

➢	failure of acquired businesses to achieve expected results,

➢	our failure to retain key customers or personnel of acquired businesses and

➢	difficulties entering markets in which we have no or limited experience.

These risks, as well as other circumstances that often accompany expansion through acquisitions, could inhibit our growth and negatively impact our operating results. In addition, the size, timing and success of any future acquisitions may cause substantial fluctuations in our operating results from quarter to quarter. Consequently, our operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our Class A common stock.

Our failure to integrate the operations of acquired businesses successfully into our operations or to manage our anticipated growth effectively could materially and adversely affect our business and operating results.

In order to pursue a successful acquisition strategy, we must integrate the operations of acquired businesses into our operations, including centralizing certain functions to achieve cost savings and pursuing programs and processes that leverage our revenue and growth opportunities. The integration of the management, operations, and facilities of acquired businesses with our own could involve difficulties, which could adversely affect our growth rate and operating results. We may be unable to complete effectively the integration of the management, operations, facilities and accounting and information systems of acquired businesses with our own; to manage efficiently the combined operations of the acquired businesses with our operations; to achieve our operating, growth and performance goals for acquired businesses; to achieve additional

Risk factors

revenue as a result of our expanded operations; or to achieve operating efficiencies or otherwise realize cost savings as a result of anticipated acquisition synergies. Our rate of growth and operating performance may suffer if we fail to manage acquired businesses profitably without substantial additional costs or operational problems or to implement effectively combined growth and operating strategies.

We may require significant additional funds, the amount of which will depend upon our working capital and general corporate needs and the size, timing and structure of future acquisitions.

Our operations may not generate sufficient cash to enable us to operate or expand our business. Any borrowings made to finance future acquisitions or for operations could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions or increases in interest rates on future borrowings. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations or dispose of assets in order to meet our debt service requirements. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. In addition, our operations may not generate sufficient cash for our acquisition plans. The extent to which we would be able or willing to use our equity to consummate future acquisitions will depend on the market price of our equity from time to time and the willingness of potential sellers to accept our equity as full or partial payment. Using our equity for this purpose also may result in significant dilution to our shareholders. To the extent that we are unable to use our equity to make future acquisitions, our ability to grow through acquisitions may be limited by the extent to which we are able to raise capital for this purpose through debt or equity financings. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our business, financial condition, operating results and growth prospects.

The loss of or failure to hire additional personnel could materially and adversely affect our business, operating results and our ability to expand.

The expansion of our business could place a significant strain on our managerial, financial and personnel resources, particularly given our current reliance on our Chairman, Jirka Rysavy, who also is the Chairman and Chief Executive Officer of Gaiam. To reach our goals, we must successfully recruit, train, motivate and retain additional employees, including management and technical personnel, integrate new employees into our overall operations and enhance our financial and accounting systems, controls and reporting systems. While we believe we have personnel sufficient for the current requirements of our business, expansion of our business could require us to employ additional personnel. The loss of personnel or our failure to hire additional personnel could materially and adversely affect our business, operating results and our ability to expand.

Our success depends on the value of our Real Goods brand.

We depend on the name recognition of our Real Goods brand in our marketing efforts. Maintaining and building recognition of our brand are important to expanding our customer base. If the value of our brand were adversely affected, our ability to attract customers would be negatively impacted and our growth could be impaired.

We depend upon a limited number of suppliers for the components used in our solar energy systems.

We rely on third-party suppliers for components used in our solar energy systems. Sharp, SunPower and Kyocera Solar currently account for over 90% of our purchases of solar PV modules; and Xantrex, Fronius, PVPowered and SMA currently account for over 90% of our purchases of inverters. The failure of our suppliers to supply us with components in a timely manner or on commercially reasonable terms could result in lost orders, delay our project schedules and harm our operating results and business expansion efforts. Our orders with certain of our suppliers may represent a very small portion of their

Risk factors

total business. As a result, these suppliers may not give priority to our business, leading to potential delays in or cancellation of our orders. If any of our suppliers were to fail to supply our needs on a timely basis or to cease providing us key components we use, we would be required to secure alternative sources of supply. We may have difficulty securing alternative sources of supply in a timely manner and on commercially reasonable terms. If this were to occur, our business would be harmed.

Shortages in the supply of silicon could adversely affect the availability and cost of the solar PV modules used in our solar energy systems.

Shortages of silicon could adversely affect the availability and cost of the solar PV modules we use in our solar energy systems. Manufacturers of solar PV modules depend upon the availability and pricing of silicon, one of the primary materials used in the manufacture of solar PV modules. The worldwide market for silicon from time to time experiences a shortage of supply, primarily because of demand for silicon by the semiconductor industry. Shortages of silicon cause the prices for solar PV modules to increase and supplies to become difficult to obtain. While we have been able to obtain sufficient supplies of solar PV modules to satisfy our needs to date, this may not be the case in the future. Future increases in the price of silicon could result in an increase in costs to us, price increases to our customers or reduced margins.

Because the solar energy system installation market is highly competitive and has low barriers to entry, we may face the loss of market share or reduced margins.

The solar energy system installation market is highly competitive and fragmented with low barriers to entry. We currently compete with a large number of relatively small installers and integrators, some of which do not have extensive industry experience and may lack adequate systems and capital, but some of which benefit from operating efficiencies or from having lower overhead, which enables them to offer lower prices. As the solar energy industry expands and industry consolidation occurs, we are more likely to encounter competition from larger companies, some of which may have greater financial, technical and marketing resources and greater name recognition than we do.

We believe that our ability to compete depends in part on a number of factors outside of our control, including the following:

➢	the ownership by competitors of proprietary tools to customize solar energy systems to the needs of particular customers,

➢	the price at which competitors offer comparable products,

➢	the extent of our competitors’ responsiveness to customer needs and

➢	integrator technologies.

Competition in the solar energy system installation market may increase in the future as a result of low barriers to entry. Increased industry competition could result in reductions in price, margins, and market share and in greater competition for qualified personnel. Our business and operating results would be adversely affected if we are unable to compete effectively.

Our failure to meet customer expectations in the performance of our services, and the risks and liabilities associated with placing our employees and technicians in our customers’ homes and businesses could give rise to claims against us.

Our failure or inability to meet customer expectations in the performance of our services could damage our reputation or result in claims against us. In addition, we are subject to various risks and liabilities associated with our employees and technicians providing installation services in the homes and businesses of our customers, including possible claims of errors and omissions, harassment, theft of customer property, criminal activity and other claims.

Risk factors

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

As a seller of consumer products, we face an inherent risk of exposure to product liability claims in the event that our solar energy systems’ use results in injuries. Since solar energy systems are electricity producing devices, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. If such injuries or claims of injuries were to occur, we could incur monetary damages and our business could be adversely affected by any resulting negative publicity. The successful assertion of product liability claims against us also could result in potentially significant monetary damages and, if our insurance protection is inadequate to cover these claims, could require us to make significant payments from our own resources.

We may be subject to unexpected warranty expenses or service claims that could reduce our profits.

As a result of the length of the warranty periods we provide, we bear the risk of warranty claims long after we have completed the installation of a solar energy system. Our current standard warranty for our installation services includes a 10-year warranty period for defects in material and workmanship in California and a five-year warranty period for defects in material and workmanship in Colorado. In addition, most manufacturers of solar PV modules offer a 25-year warranty period for declines in power performance. Although we maintain a warranty reserve for potential warranty or service claims and we have not had material warranty claims in the past, claims in excess of our reserve could adversely affect our operating results. Our failure to predict accurately future warranty claims could result in unexpected volatility in our financial condition.

We rely upon our catalog and Internet sales channels for potential customers, and interruptions or failures associated with these sales channels could adversely impact our overall business.

We rely upon our Real Goods catalog and Internet channels to increase the awareness of the Real Goods brand and generate potential solar energy system purchaser leads. We believe these cross-marketing channels provide us with an advantage over our competitors because customers that purchase products through these channels may become potential buyers of solar energy systems. As a result, interruptions or failures associated with these channels could have an adverse impact on our business that goes beyond their normal contribution to our revenue.

We rely on communications and shipping networks to deliver our products.

Given our emphasis on customer service, the efficient and uninterrupted operation of order-processing and fulfillment functions is critical to our catalog and Internet business. To maintain a high level of customer service, we rely on a number of third-party service providers, such as delivery companies, telecommunications companies and printers. Any interruption in services from our principal third-party service providers, including delays or disruptions resulting from labor disputes, power outages, human error, adverse weather conditions or natural disasters, could materially and adversely affect our business. In addition, products that we source overseas must be shipped to our distribution center by freight carriers, and a work stoppage or political unrest could adversely affect our ability to fulfill our customer orders.

An increase in interest rates could make it difficult for customers to finance the cost of solar energy systems and could reduce demand for our services and products.

Some of our prospective customers may depend on debt financing, such as home equity loans, to fund the initial capital expenditure required to purchase a solar energy system. Third-party financing sources specifically for solar energy systems are currently limited. Currently, approximately 40% of our customers rely on some form of third-party financing, including home equity loans, to purchase solar energy systems. The lack of financing sources or an increase in interest rates could make it difficult or more costly for our potential customers to secure the financing necessary to purchase a solar energy system on favorable terms, or at all, thus lowering demand for our services and products and negatively impacting our business.

Risk factors

Risk Factors Related to our Relationship with Gaiam

Our historical financial information as a business conducted by Gaiam may not be representative of our results as an independent public company.

The historical financial information included in this prospectus does not necessarily reflect what our financial position, operating results or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include amounts for certain corporate functions historically provided by Gaiam, including costs of fulfillment, systems, finance and other administrative services, and income taxes. These expense allocations were developed on the basis of what we and Gaiam considered to be reasonable prices for the utilization of services provided or the benefits received by us. The historical financial information in our audited and unaudited consolidated financial statements may not be indicative of what our results of operations, financial position, changes in equity and cash flows would have been had we been a separate stand-alone entity during the periods presented or will be in the future. We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Gaiam, including changes in our employee base, changes in our tax structure, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company, such as audit fees, directors and officers insurance costs and compliance costs, nor have we made offsetting adjustments to reflect the benefits of and income expected from this offering, as these factors are presently difficult to quantify.

Our ability to operate our business effectively may suffer if we or Gaiam terminate our intercorporate services agreement, or if we are unable to establish on a cost-effective basis our own administrative and other support functions in order to operate as a stand-alone company after the expiration or termination of our intercorporate services agreement with Gaiam.

As a wholly owned subsidiary of Gaiam, we have relied on administrative and other resources of Gaiam to operate our business. In connection with this offering, we have entered into an intercorporate services agreement to retain the ability for specified periods to use certain Gaiam resources. We may elect to continue this agreement for eighteen months following the completion of this offering and, provided we are not in material default under this agreement, Gaiam may not terminate this agreement during this time if it owns more than 20% of our outstanding common equity. Any decision by us to terminate this agreement would be approved by disinterested members of our management and board of directors under our procedures regarding related party transactions. After the expiration or termination of this agreement, we will need to create our own administrative and other support systems or contract with third parties to replace Gaiam’s services. In addition, we must also establish disclosure controls and procedures and internal controls over financial reporting as part of our becoming a separate public company. These services may not be provided at the same level as when we were a wholly owned subsidiary of Gaiam, and we may not be able to obtain the same benefits that we received prior to the separation. These services may not be sufficient to meet our needs, and after our agreement with Gaiam expires or is terminated, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with Gaiam. Any failure or significant downtime in our own administrative systems or in Gaiam’s administrative systems during the transitional period could result in unexpected costs, impact our results or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

The agreement we entered into with Gaiam may be amended by the parties. While we are controlled by Gaiam, we may not have the leverage to negotiate amendments to this agreement if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Risk factors

Our inability to resolve any disputes that arise between us and Gaiam with respect to our past and ongoing relationships may result in a reduction of our revenue, and such disputes may also result in claims for indemnification.

Disputes may arise between Gaiam and us in a number of areas relating to our past and ongoing relationships, including the following:

➢	labor, tax, employee benefit, indemnification and other matters arising from our separation from Gaiam;

➢	employee retention and recruiting;

➢	business combinations involving us;

➢	pricing for shared and transitional services;

➢	sales or distributions by Gaiam of all or any portion of its ownership interest in us;

➢	the nature, quality and pricing of services Gaiam has agreed to provide us; and

➢	business opportunities that may be attractive to both Gaiam and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. In addition, we will have indemnification obligations under the tax, intercorporate services and registration rights agreements we will enter into with Gaiam, and disputes between us and Gaiam may result in claims for indemnification. However, we do not currently expect that these indemnification obligations will materially affect our potential liability compared to what it would be if we did not enter into these agreements with Gaiam.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Gaiam common stock, options to acquire Gaiam common stock and positions with Gaiam.

Some of our directors and executive officers own Gaiam common stock and options to purchase Gaiam common stock. In addition, some of our directors are also directors of Gaiam. Ownership of Gaiam common stock and options to purchase Gaiam common stock by our directors and officers after this offering and the presence of directors of Gaiam on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Gaiam. For example, corporate opportunities may arise that are applicable or complementary to both of our businesses and that each business would be free to pursue, such as the potential acquisition of a particular business or technology focused on environmental sustainability including renewable energy sources, energy efficiency or energy use reduction. However, Gaiam does not intend to acquire businesses that are focused on solar energy. We have not established at this time any procedural mechanisms to address actual or perceived conflicts of interest of these directors and officers and expect that our board of directors, in the exercise of its fiduciary duties, will determine how to address any actual or perceived conflicts of interest on a case-by-case basis. If any corporate opportunity arises and if our directors and officers do not pursue it on our behalf, we may not become aware of, and may potentially lose, a significant business opportunity.

Risk Factors Related to this Offering

Gaiam controls us, and its interests may conflict with or differ from your interests as a shareholder.

Gaiam holds 100% of the currently outstanding shares of our common stock, consisting of 7,846,707 shares of our Class A common stock and 2,153,293 shares of our Class B common stock. The holders of our Class A common stock and our Class B common stock have substantially similar rights, preferences, and privileges except with respect to voting and conversion rights and other protective provisions as set forth in this prospectus. Each share of Class B common stock has ten votes per share, and each share of Class A common stock has one vote per share. Each share of Class B common stock is convertible

Risk factors

at any time into one share of Class A common stock. In addition, if Gaiam transfers shares of our Class B common stock, it must elect whether or not to transfer the shares as Class B common stock or convert those shares into Class A common stock. The Class A common stock has no conversion rights. Immediately after completion of this offering, Gaiam will beneficially own approximately             % of our outstanding shares of common stock, assuming Gaiam’s Class B common stock were converted into Class A common stock. In addition, immediately following this offering and assuming no conversion of any shares of Class B common stock that are currently outstanding, Gaiam will have approximately             % of the total voting power of our common stock voting as a single class. Consequently, Gaiam will be able to exert substantial influence over our company and control matters requiring approval by our shareholders, including the election of directors, increasing our authorized capital stock, financing activities, a merger or sale of our assets and the number of shares available for issuance under our Incentive Plan. Our articles of incorporation provide that our board of directors may authorize the issuance of preferred stock, subject only to the approval of holders of our Class B common stock. As a result of Gaiam’s control, no change of control of our company can occur without Gaiam’s consent. Our Chairman, Jirka Rysavy, who is also the Chairman and Chief Executive Officer of Gaiam, currently owns approximately 25% of the outstanding equity, and in excess of 50% of the voting power, of Gaiam.

Gaiam’s and Mr. Rysavy’s voting control may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our Class A common stock might otherwise receive a premium for your shares over the then current market price. Gaiam is not prohibited from selling a controlling interest in our company to a third party and may do so without your approval and without providing for a purchase of your shares of Class A common stock. Accordingly, your shares of Class A common stock may be worth less than they would be if Gaiam did not maintain voting control over us.

Because there is no existing market for our Class A common stock, our initial public offering price may not be indicative of the market price of our Class A common stock after this offering, which may decrease significantly.

Prior to this offering, there has not been a public market for our Class A common stock, and an active trading market may not develop or be sustained after this offering. The initial public offering price for the Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise or how liquid that market might become. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling additional shares of our Class A common stock and may impair our ability to acquire or invest in other companies, products or technologies by using our Class A common stock as consideration.

The market price of our Class A common stock may be volatile, which could result in substantial losses for investors.

The market price of our Class A common stock is likely to be volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

➢	actual or anticipated changes in our operating results;

➢	regulatory, legislative or other developments affecting us or the solar energy industry generally;

➢	changes in expectations relating to our services and products, plans and strategic position or those of our competitors or customers;

➢	market conditions and trends within the solar energy industry;

➢	acquisitions or strategic alliances by us or by our competitors;

Risk factors

➢	litigation involving us, our industry or both;

➢	introductions of new technological innovations, new services or products or new pricing policies by us or by our competitors;

➢	the gain or loss of significant customers;

➢	recruitment or departure of key personnel;

➢	our ability to execute our business plan;

➢	volume and timing of customer orders;

➢	price and volume fluctuations in the overall stock market from time to time;

➢	changes in investor perception;

➢	the level and quality of any research analyst coverage of our Class A common stock;

➢	changes in earnings estimates or investment recommendations by analysts;

➢	the financial guidance we may provide to the public, any changes in such guidance or our failure to meet such guidance;

➢	trading volume of our Class A common stock or the sale of such stock by Gaiam, our management team or directors; and

➢	economic and other external factors that impact purchasing decisions of our potential customers.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the renewable energy industry, to unsustainable levels. These market fluctuations may significantly affect the market price of our Class A common stock.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price of our Class A common stock is substantially higher than the net pro forma tangible book value per share of our Class A common stock. Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $            per share, based on the initial public offering price of $            per share, which is the midpoint of the offering range indicated on the cover of this prospectus. If the holders of outstanding options and warrants exercise those options and warrants, you will suffer further dilution.

Possible future sales of shares by Gaiam could adversely affect the market price of our Class A common stock, even if our business is doing well.

Immediately after completion of this offering, we will have outstanding              shares of Class A common stock and 2,153,293 shares of Class B common stock. Subject to the restrictions described under “Shares Eligible for Future Sale” and

Risk factors

applicable law, Gaiam could sell any or all of the shares of common stock owned by it from time to time for any reason. Under a registration rights agreement between us and Gaiam, Gaiam has the right to require us to register the shares of Class A common stock it owns and the shares it may acquire upon conversion of its shares of Class B common stock to facilitate the possible sale of such shares. Although we cannot predict the effect, if any, that future sales of shares of Class A common stock by Gaiam would have on the market price prevailing from time to time, sales of substantial amounts of Class A common stock or the availability of such shares for sale could adversely affect prevailing market prices.

We do not expect to pay any cash dividends on our Class A common stock for the foreseeable future.

We do not anticipate paying any cash dividends on our Class A common stock for the foreseeable future. Accordingly, you may have to sell some or all of your Class A common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our Class A common stock and may lose some or all of the amount of your investment. Any determination to pay dividends in the future on our Class A common stock will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our board of directors deems relevant.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or the SEC, require us to adopt corporate governance practices applicable to public companies. We also expect to incur additional compliance costs as a result of our Class A common stock being included for quotation on the Nasdaq Global Market. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain our desired coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls will be time consuming, difficult, and costly.

It will be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls, processes and reporting procedures personnel. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly traded companies to obtain.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting, or if we identify or fail to remedy any material weaknesses in our internal controls, such failures could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information, limit our ability to raise capital and have a negative effect on the trading price of our Class A common stock.

Under Section 404 of the Sarbanes-Oxley Act and current SEC regulations, beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2009, we will be required to furnish a report by our management on our internal control over financial reporting. We will soon begin the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While we expect to expend significant resources to complete this important project, we may not be able to achieve our objective on a timely basis.

Information regarding forward-looking statements

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. We generally identify forward-looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon the historical performance of us and our subsidiaries and on our current plans, estimates and expectations. We caution you that no forward-looking statement is a guarantee of future performance, and you should not regard any forward-looking statement as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. You should not place undue reliance on these forward-looking statements which reflect our view only as of the date of this prospectus. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Such forward-looking statements are subject to various known and unknown risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity, including the risks outlined in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those expressed or implied by these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

The risk factors discussed in “Risk Factors” could also cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

Use of proceeds

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $              million, or approximately $              million if the underwriters exercise their over-allotment option, based upon an assumed initial public offering price of $              per share, which is the midpoint of the offering range indicated on the cover of this prospectus.

We will use approximately $19.8 million of the net proceeds to repay amounts owed to Gaiam for costs to acquire and expand our business. We have no formal written loan agreement with Gaiam regarding our intercompany payable, and it has no maturity date. Gaiam historically did not charge us interest on this intercompany payable. We expect to use approximately $             of the net proceeds to pay expenses related to this offering. While we do not currently have a specific plan for the use of the balance of the net proceeds, our principal reason for this offering is to provide adequate funds for our working capital needs and general corporate purposes, which may include future acquisitions of businesses. We currently have no agreements or commitments to complete any such transaction and are not involved in any negotiations to do so. The amounts and timing of our actual expenditures will depend upon numerous factors, such as our ability to attract new solar energy customers, market acceptance of our product offerings, the cost of ongoing upgrades to our product offerings, our level of expenditures for sales and marketing, our level of investment in support systems and facilities, the availability of market expansion opportunities and other market conditions.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) the net proceeds to us from this offering by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price would have a material effect on our uses of the proceeds from this offering, although it may impact the amount of time prior to which we will need to seek additional capital.

Pending any use of the net proceeds, we intend to invest the net proceeds in investment-grade, short-term interest-bearing securities.

Dividend policy

We have not declared or paid any cash dividends on our Class A common stock, and we do not anticipate doing so in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and support our future growth strategies. Any future determination to pay dividends on our Class A common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our board of directors deems relevant.

Capitalization

The following table sets forth our capitalization as of December 31, 2007 on an actual basis, on a pro forma basis to give effect to our new corporate structure and the Carlson Solar acquisition as if those events had occurred on December 31, 2007, and on a pro forma basis as adjusted to give effect to our sale of                     shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range indicated on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

You should read the information in this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2007
(in thousands, except share and per share data)	Actual(1)	Pro Forma(1)	Pro Forma As Adjusted(2)
		(unaudited)
Cash and cash equivalents	$542	$542	$

Deferred tax assets	2,478	2,478		—	(3)
Deferred tax liabilities	—	—		279	(3)

Payable to Gaiam	16,286	19,822		—

Shareholders’ equity:
Preferred stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding, actual, pro forma, and pro forma as adjusted	—	—		—
Class A common stock, par value $.0001 per share; 150,000,000 shares authorized, no shares issued and outstanding, actual and pro forma; and shares issued and outstanding pro forma as adjusted	—	—
Class B common stock, $.0001 par value per share; 50,000,000 shares authorized; no shares issued and outstanding, actual; 10,000,000 shares issued and outstanding, pro forma, and 2,153,293 shares issued and outstanding pro forma as adjusted(1)	—	1		1
Additional paid-in capital	2,150	2,149
Accumulated deficit	(500)	(500)		(500)

Total shareholders’ equity	1,650	1,650

Total capitalization	$17,936	$21,472	$

(1)

The Actual column as of December 31, 2007 reflects our acquisition of Marin Solar. The Pro Forma column as of December 31, 2007 reflects our consolidated balance sheet giving pro forma effect to our new corporate structure and the acquisition of Carlson Solar as if those events had occurred on December 31, 2007. Our new corporate structure reflects the contribution by Gaiam to us of our business assets and operations in exchange for the issuance of 10,000,000 shares of our Class B common stock. See “Unaudited Pro Forma Consolidated Financial Information” for further information regarding the pro forma adjustments. The Pro Forma As Adjusted column gives effect to Gaiam’s conversion of 7,846,707 shares of our Class B common stock into Class A common stock in 2008 prior to the completion of this offering.

(2)

A $1.00 increase (decrease) in the assumed public offering price of $            per share would increase (decrease) each of cash and cash equivalents, total shareholders’ equity and total capitalization by $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to our receipt of the estimated net proceeds.

(3)

After the date we cease to be a member of Gaiam’s consolidated group for federal income tax purposes, to the extent we become entitled to utilize loss carryforwards from our separate tax returns, we will distribute to Gaiam the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized. Accordingly, we expect to recognize a valuation allowance against certain of our deferred tax assets resulting in a net deferred tax liability upon completion of this offering.

Dilution

If you invest in our Class A common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value of our Class A common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of our Class A common stock is substantially in excess of the pro forma net tangible book value per share. Pro forma net tangible book value represents our pro forma net book equity excluding intangible assets. Our pro forma net book equity is derived from our unaudited consolidated pro forma balance sheet, which gives effect to our new corporate structure and the acquisition of Carlson Solar as if those events had occurred on December 31, 2007. Our pro forma net tangible book value at December 31, 2007 was approximately $(6.8) million, or $(0.68) per share. Pro forma net tangible book value per share before this offering has been determined by dividing pro forma net tangible book value (total book value of tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding at December 31, 2007.

After giving effect to the sale of our Class A common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting (a) underwriting discounts and commissions and estimated offering expenses payable by us, (b) the use of the estimated net proceeds as described under “Use of Proceeds,” and (c) the effects on our deferred tax assets and liabilities as a result of our tax sharing agreement with Gaiam, our pro forma as adjusted net tangible book value at December 31, 2007 would have been $             million or $             per share. This represents an immediate increase in pro forma net tangible book value per share of $             to our existing shareholder and immediate dilution in pro forma net tangible book value per share of $             to new investors who purchase Class A common stock in this offering. The following table illustrates this pro forma as adjusted per share dilution to new investors, assuming the underwriters do not exercise their over-allotment option:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at December 31, 2007, before giving effect to this offering	$(0.68)
Increase in pro forma net tangible book value per share attributable to investors purchasing Class A common stock in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Pro forma as adjusted dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and the pro forma as adjusted dilution per share to investors in this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the estimated net proceeds as described under “Use of Proceeds.”

We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and the pro forma as adjusted dilution per share to investors in this offering would be $            , assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of the estimated net proceeds as described under “Use of Proceeds.”

Dilution

If the underwriters exercise their option in full to purchase              additional shares of Class A common stock in this offering, the pro forma as adjusted net tangible book value per share after this offering would be $              per share, the increase in the pro forma as adjusted net tangible book value per share to the existing shareholder would be $              per share, and the pro forma as adjusted dilution to new investors in this offering would be $              per share.

The following table sets forth, on the pro forma as adjusted basis described above, at December 31, 2007, the difference between the number of shares of common stock purchased, the total consideration paid, and the average price per share paid by the existing shareholder and by investors purchasing shares in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholder					$

New investors					$

Total		100%		100%	$

The discussions and tables above are based on             shares of our Class A common stock and 10,000,000 shares of our Class B common stock outstanding as of December 31, 2007, and excludes the following:

➢

650,000 shares of Class A common stock issuable upon exercise of all outstanding options granted or assumed by us, warrants issued in connection with the acquisitions of Marin Solar and Carlson Solar at a combined weighted-average exercise price of $3.20 per share, and shares issuable upon the exercise of certain contractual rights we granted prior to this offering and

➢	700,000 shares of Class A common stock reserved for future grant or issuance under the Incentive Plan, subject to adjustment as provided in such plan.

Effective upon the completion of this offering, an aggregate of up to 700,000 shares of our Class A common stock will be reserved for future issuance under the Incentive Plan, subject to increase in accordance with the terms of the Incentive Plan. To the extent that new options are issued under the Incentive Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated balance sheet as of December 31, 2007 reflects our consolidated balance sheet giving pro forma effect to our new corporate structure as well as the acquisition of Carlson Solar as if those events had occurred on December 31, 2007. Our new corporate structure reflects the contribution to us by Gaiam of our business assets and operations in exchange for 10,000,000 shares of our Class B common stock. The Marin Solar acquisition is included in our historical balance sheet as of December 31, 2007.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 presents our consolidated results of operations giving pro forma effect to the acquisitions of Marin Solar and Carlson Solar as if such transactions had occurred on January 1, 2007. Our historical statement of operations includes Marin Solar’s results of operations for November and December 2007.

Our audited and unaudited pro forma consolidated financial statements include allocations of certain Gaiam expenses, including costs of fulfillment, customer service, financial and other administrative services, and income taxes. The expense allocations are based on what we and Gaiam considered to be reasonable reflections of the utilization of services provided or the benefits received by us. The historical financial information in our audited and unaudited pro forma consolidated financial statements may not be indicative of what our results of operations, financial position, changes in equity and cash flows will be in the future, or what they would have been had we been a separate stand-alone entity during the periods presented.

The pro forma adjustments are based on currently available information and upon assumptions that we believe are reasonable in order to reflect, on a pro forma basis, the impact of these transactions, on our historical financial information. Obtaining additional information necessary to calculate the actual purchase price of the Marin Solar and Carlson Solar acquisitions is subject to final purchase price adjustments as provided for in their respective purchase agreements and to final purchase price allocations. The actual adjustments, therefore, may differ from the pro forma adjustments.

Our unaudited consolidated pro forma financial information should be read together with “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company, rather than as a wholly owned subsidiary of Gaiam, during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Marin and Carlson acquisitions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project the results of operations or financial position for any future period or date.

Unaudited pro forma consolidated financial information

Unaudited Pro Forma Consolidated Balance Sheet

	As of December 31, 2007
(in thousands)	Real Goods	Carlson Solar	Pro Forma Adjustments		Notes	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$542	$309	$(309	)(4)		$542
Accounts receivable, net	3,632	336	—			3,968
Inventory, less allowances	2,454	1,262	—			3,716
Deferred costs on uncompleted contracts	992	193	—			1,185
Deferred advertising costs	277	—	—			277
Deferred tax assets	154	—	—			154
Other current assets	19	1	—			20

Total current assets	8,070	2,101	(309)			9,862
Property and equipment, net	4,382	199	—			4,581
Goodwill and other intangibles, net	6,094	—	2,393	(1)(2)		8,487
Deferred tax assets	2,324	—	—			2,324
Other assets	116	1	—			117

Total assets	$20,986	$2,301	$2,084			$25,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable	$1,275	$507	$(498	)(4)		$1,284
Accrued liabilities	421	217	—			638
Deferred revenue on uncompleted contracts	1,354	251	—			1,605
Payable to Gaiam	16,286	—	3,410	(1)(7)		19,823
			(371	)(3)
			498	(4)

Total liabilities	19,336	975	3,039			23,350

Commitments and contingencies
Minority interest	—	—	371	(3)		371
Shareholders’ equity:
Preferred stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—	—			—
Class A common stock, par value $.0001 per share; 150,000,000 shares authorized; no shares issued and outstanding	—	—	—			—
Class B common stock, par value $0.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding, actual; 10,000,000 shares issued and outstanding, pro forma as adjusted	—	2	(2	)(6)		1
		—	1	(5)
Additional paid-in capital	2,150	2	(2	)(6)		2,149
		—	(1	)(5)
Accumulated deficit	(500)	1,322	(1,322	)(6)		(500)

Total shareholders’ equity	1,650	1,326	(1,326)			1,650

Total liabilities and shareholders’ equity	$20,986	$2,301	$2,084			$25,371

Unaudited pro forma consolidated financial information

(1)

To record the $3,210,000 cash paid as purchase consideration for Carlson Solar, to record the estimated transaction costs of approximately $200,000, and to record the preliminary allocation of the purchase price based on the estimated fair value of assets acquired and liabilities assumed. Certain of the purchase price allocations are preliminary and may be different from the final allocation of the purchase price.

(in thousands)

Calculation of purchase price:
Cash consideration	$3,210	(a)
Estimated transaction costs	200
Total purchase price	$3,410

Preliminary allocation of purchase price:
Accounts receivable	$336
Inventory	1,262
Other assets	195
Property & equipment	199
Current liabilities	(975)
Non-compete	100
Intangible – trademarks & copyrights	200
Goodwill	2,093	(a)
Total purchase price	$3,410

(a)	Based on the aggregate cash purchase price pursuant to the Carlson Solar purchase agreement. See also Note 2.

(2)

As additional consideration to the Marin Solar and Carlson Solar acquisitions, we granted to the sellers warrants to purchase an aggregate of 70,000 shares of our Class A common stock at an exercise price of $3.20 per share. The warrants have a seven year term and vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of us to be less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter. We have not yet recognized the contingent consideration because its amount is not determinable beyond a reasonable doubt. At the time any of the consideration becomes probable and can be estimated, we will recognize it as additional purchase price and allocate it to goodwill.

(3)

To record the 11.6% minority interest in our Real Goods Carlson Inc. subsidiary that acquired certain of the assets and assumed certain liabilities of Carlson Solar. The income statement component reflects the effects of the transactions discussed in Notes 1 and 2 to the “Unaudited Pro Forma Consolidated Statement of Operations” for Carlson Solar.

(4)

To record the excluded assets and liabilities mandated in the Carlson Solar purchase agreement consisting of $309,000 of cash and cash equivalents and $498,000 of two vendor liabilities. This liability is retained by Gaiam until the discharge of these excluded liabilities post closing. The assets acquired were determined to have all the necessary inputs and processes necessary for the transferred assets to continue to conduct normal operations after acquisition.

(5)	To reflect our new corporate structure under which Gaiam contributed to us our business assets and operations in exchange for 10,000,000 shares of our Class B common stock.

(6)	To eliminate Carlson Solar historical equity balances.

(7)	To record the borrowing of the Carlson Solar purchase price from Gaiam.

Unaudited pro forma consolidated financial information

Unaudited Pro Forma Consolidated Statement of Operations

	Year Ended December 31, 2007
(in thousands, except per share data)	Real Goods	Marin & Carlson	Pro Forma Adjustments	Notes	Pro Forma As Adjusted
Net revenue	$18,922	$13,823	$—		$32,745
Cost of goods sold	12,426	10,509	—		22,935

Gross profit	6,496	3,314	—		9,810

Expenses:
Selling and operating	5,728	2,188	—		7,916
General and administrative	582	203	120	(1)	905

Total expenses	6,310	2,391	120		8,821

Income (loss) from operations	186	923	(120)		989

Other expense	—	32	—		32

Income (loss) before income taxes and minority interest	186	891	(120)		957

Income tax expense (benefit)	84	26	279	(2)	389
Minority interest in net income of consolidated subsidiary, net of income taxes	—	—	(77)	(3)	(77)

Net income (loss)	$102	$865	$(476)		$491

Net income per share:
Basic and diluted	$0.01				$0.05

Weight average shares outstanding:
Basic and diluted	10,000				10,000

(1)	To record amortization of marketing-related intangibles as a result of the preliminary purchase price allocations for Marin Solar and Carlson Solar.

(2)

To record the tax impact of historical operations and the amortization of marketing-related intangibles discussed in Note 1 using our estimated effective tax rate of 39.5%. This rate reflects the expected federal income tax expense at a statutory rate of 34%, the effect of our permanent differences, and the expected state income tax expense, net of federal benefit and utilization of net operating loss.

(3)

To record the 11.6% minority interest in our Real Goods Carlson Inc. subsidiary that acquired certain of the assets and assumed certain liabilities of Carlson Solar. The income statement component reflects the effects of the transactions discussed in Notes 1 and 2 hereto for Carlson Solar.

Selected consolidated financial data

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We derived the consolidated statements of operations data for each of the years ended December 31, 2005, 2006, and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for each of the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004, and 2005 from our unaudited financial statements, which are not included in this prospectus. The consolidated financial data for 2007 includes the effects of the Marin Solar acquisition from the November 2007 date of the transaction.

Our audited and unaudited consolidated financial statements include allocations of certain Gaiam expenses, including costs of fulfillment, customer service, financial and other administrative services, and income taxes. The expense allocations are based on what we and Gaiam considered to be reasonable reflections of the utilization of services provided or the benefits received by us. Income tax expenses were calculated on the separate return approach. The historical financial data in our audited and unaudited consolidated financial statements may not be indicative of what our results of operations, financial position, changes in equity and cash flows will be in the future, or what they would have been had we been a separate stand-alone entity during the periods presented.

	Years ended December 31,
(in thousands, except per share data)	2003	2004	2005	2006	2007
	(unaudited)
Consolidated Statements of Operations Data:
Net revenue	$9,008	$9,268	$12,114	$16,812	$18,922
Cost of goods sold	5,793	5,730	7,763	10,862	12,426

Gross profit	3,215	3,538	4,351	5,950	6,496

Expenses:
Selling and operating	2,427	2,987	3,464	4,964	5,728
General and administrative	452	480	492	567	582

Total expenses	2,879	3,467	3,956	5,531	6,310

Income before income taxes	336	71	395	419	186
Income tax expense	137	30	159	169	84

Net income	$199	$41	$236	$250	$102

Net income per share(1) :
Basic and diluted	$0.02	$0.00	$0.02	$0.03	$0.01

Weighted average shares outstanding(1):
Basic and diluted	10,000	10,000	10,000	10,000	10,000

(1)

Net income per share is calculated as if Gaiam transferred our business assets and operations to us in return for 10,000,000 shares of our Class B common stock on January 1, 2003. We did not exist as a separate company during the historical periods presented. We computed earnings per share based on the shares outstanding following this contribution as if such shares were outstanding from the beginning of the periods presented.

Selected consolidated financial data

	As of December 31,
(in thousands)	2003	2004	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$172	$115	$214	$248	$542
Working capital (deficit)	(9,465)	(9,332)	(8,871)	(8,126)	(11,266)
Total assets	12,724	12,369	13,643	16,041	20,986
Payable to Gaiam	11,561	11,075	11,794	13,919	16,286
Total liabilities	11,702	11,307	12,345	14,493	19,336
Total shareholders’ equity	1,022	1,062	1,298	1,548	1,650

Management’s discussion and analysis of financial

condition and results of operations

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operation and financial condition. You should read this analysis in conjunction with our audited consolidated financial statements and related footnotes. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, including those set forth in this prospectus.

Overview

We are a leading residential solar energy integrator. We offer turnkey services to our solar energy system customers, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. Our solar energy systems use high-quality solar PV modules from manufacturers such as Sharp, SunPower and Kyocera Solar. We use proven technologies and techniques to help customers achieve meaningful savings by reducing their utility costs. In addition, we help customers lower their emissions output and reliance upon fossil fuel energy sources.

We have 30 years of experience in residential solar energy, beginning with our sale in 1978 of the first solar photovoltaic, or PV, panels in the United States. We believe that we have installed more residential solar energy systems in the United States than any other company, including more than 2,400 residential and small commercial solar energy systems. In addition, we have sold a variety of solar products to more than 30,000 customers since our founding.

Our focused customer acquisition approach and our efficiency in converting leads into customers enable us to have what we believe are low customer acquisition costs. We believe that our Real Goods brand has a national reputation for the highest quality customer service in the solar energy market, which leads to a significant number of word-of-mouth referrals and new customers. In addition, our parent company, Gaiam, is a leader in the sustainable and renewable energy lifestyle market and has a base of over 8 million direct customers, providing us additional lead generation for potential solar energy customers. We also generate leads by selling solar and other renewable energy and sustainable living products and resources through our nationally distributed catalog and website, including books and DVDs on renewable energy and sustainable living, products for solar and other water heating, green building products and systems, air purification products, water conservation and purification products and other solar and sustainable living related products. Our Solar Living Center in Hopland features interactive demonstrations for renewable energy and environmentally sensible technologies and is the largest facility of its kind, with approximately 2 million visitors since it opened in 1996.

Mergers and Acquisitions

Marin Solar, Inc.

On November 1, 2007, we purchased 100% ownership of Marin Solar for $3.2 million in cash, plus direct acquisition costs of approximately $0.2 million. The purchase agreement provides for additional consideration contingent upon the amount of revenue generated from certain potential customers and the collection of certain rebates. As additional consideration we granted to the sellers warrants to purchase 40,000 shares of our Class A common stock.

Management’s discussion and analysis of financial condition and results of operations

Carlson Solar

On January 1, 2008, our 88.4% owned subsidiary acquired certain of the assets of and assumed certain liabilities from Carlson Solar for $3.2 million in cash, plus direct acquisition costs of approximately $0.2 million. As part of the acquisition, as additional consideration, we granted warrants to purchase 30,000 shares of our Class A common stock at an exercise price of $3.20 per share, which will vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter. The warrants have a seven year term. The assets acquired were determined to have all inputs and processes necessary for the transferred assets to continue to conduct normal operations after acquisition; accordingly, the purchase price was treated as a business combination pursuant to SFAS No. 141, Business Combinations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following to be critical accounting policies whose application have a material impact on our reported results of operations, and which involve a higher degree of complexity, as they require us to make judgments and estimates about matters that are inherently uncertain.

Revenue Recognition

Revenue consists of solar energy system installation fees and sales of renewable and sustainable energy products. We recognize revenue from fixed price contracts using either the completed or percentage-of-completion method, based on the size of the solar energy system installation. We recognize revenue from solar energy system installations of less than 250 kilowatts, or kW, when the installation is substantially complete, while we recognize revenue from solar energy system installations equal to or greater than 250 kW on a percentage-of-completion basis, measured by the percentage of contract costs incurred to date to total estimated costs for each contract. We recognize revenue from the sale of renewable and sustainable energy products when the following four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured.

Goodwill

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. Goodwill is no longer amortized but is reviewed for impairment annually or more frequently if impairment indicators arise. We compare the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the goodwill impairment test is performed to measure the amount of impairment loss. Since we operate in only one business segment, we assess impairment at the enterprise level. The annual process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Historically, Gaiam has used a market value method for purposes of testing its reporting units for potential goodwill impairment. Factors historically considered by Gaiam were comparable company market values and the ratio of enterprise value to revenue. In assessing our goodwill for impairment, we plan to use a combination of factors, including comparable company market values and multiples of revenue to the extent the information is available. If comparable market information is insufficient, we expect to supplement our assessment with other approaches, such as present value techniques, which will require us to make estimates and judgments about our future cash flows. These cash flow forecasts will be based on assumptions that are consistent with the plans and estimates we use to manage our business. Application of alternative assumptions could yield significantly different results.

Management’s discussion and analysis of financial condition and results of operations

Purchase Accounting

We account for the acquisition of a controlling interest in a business using the purchase method. In determining the estimated fair value of certain acquired assets and liabilities, we make assumptions based upon historical and other relevant information and, in some cases, independent expert appraisals. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results. The estimated fair value of assets and liabilities acquired in recent business combinations are preliminary as of December 31, 2007. We expect to obtain information necessary to finalize the estimated values during 2008.

Stock-Based Compensation

As of January 1, 2006, we adopted the provisions of SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS 123(R)”), which requires companies to recognize compensation cost for stock-based awards based on the estimated fair value of the award on date of grant. We measure compensation cost at the grant date based on the estimated fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition or over a service period. We use the Black-Scholes option pricing model to calculate the fair value disclosures under SFAS 123(R). In calculating this fair value, there are certain highly subjective assumptions that we use, as disclosed in note 6 of the notes to our consolidated financial statements, consisting of estimated market value of our stock, the expected life of the option, risk-free interest rate, dividend yield, and volatility. The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense. We do not recognize share-based compensation expense unless the vesting of the options is probable. In determining the estimated fair value of our common stock at the date of grant of stock awards, we set the market value based on the combination of two factors: an independent offer to purchase a portion of us in exchange for preferred stock and the value of recent acquisitions.

Income Taxes

For financial reporting purposes, income tax expense and deferred income tax balances were calculated as if we were a separate entity and had prepared our own separate tax return. We provide for income taxes pursuant to the liability method as prescribed in SFAS No. 109, Accounting for Income Taxes. The liability method requires recognition of deferred income taxes based on temporary differences between financial reporting and income tax bases of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in determining when these events may occur and whether recovery of an asset is more likely than not. Our effective tax rate remains fairly consistent.

After the date we cease to be a member of Gaiam’s consolidated group for federal income tax purposes, to the extent we become entitled to utilize loss carryforwards from our separate tax returns, we will distribute to Gaiam the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized. Accordingly, we expect to recognize a valuation allowance against certain of our deferred tax assets as of the effective date of the tax sharing agreement. As of December 31, 2007, we had NOL carryforwards of approximately $6.9 million, meaning that such potential future payments to Gaiam, which would be made over a period of several years, would therefore aggregate to approximately $2.6 million. These NOL carryforwards expire beginning in 2020 if not utilized. Due to Gaiam’s step acquisitions of our company, we experienced “ownership changes” as defined in Section 382 of the Internal Revenue Code. Accordingly, our use of the NOL carryforwards is limited by annual limitations described in Sections 382 and 383 of the Internal Revenue Code. We expect our NOLs to be fully recoverable unless we make a public offering of more than 20% of our capital, in which case we will effectively lose one year of our carryforward period and have to impair our deferred tax asset by approximately $0.2 million.

Management’s discussion and analysis of financial condition and results of operations

Effective January 1, 2007, we adopted the provisions of SFAS Interpretation No. 48, Accounting of Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN 48”). Under FIN 48, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to our subjective assumptions and judgments which can materially affect amounts recognized in our consolidated financial statements.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net revenue. Net revenue increased $2.1 million, or 12.6%, to $18.9 million during 2007 from $16.8 million during 2006. This increase in net revenue primarily reflects $1.3 million additional revenue recognized in the Northern California market as a result of the acquisition of Marin Solar in November 2007, with the majority of the remaining increase coming from increased penetration in existing markets.

Gross profit. Gross profit increased $0.5 million, or 9.2%, to $6.5 million during 2007 from $6.0 million during 2006. As a percentage of net revenue, gross profit decreased to 34.3% during 2007 from 35.4% during 2006. The decrease in gross profit percentage primarily reflects the acquisition of Marin Solar, which historically has produced lower margins.

Selling and operating expenses. Selling and operating expenses increased $0.8 million, or 15.4%, to $5.7 million during 2007 from $5.0 million during 2006. As a percentage of net revenue, selling and operating expenses increased to 30.3% during 2007 from 29.5% during 2006. The increase in selling and operating expenses resulted primarily from investments in personnel to support the revenue increases described above and the addition of costs associated with the acquisition of Marin Solar in November 2007.

General and administrative expenses. General and administrative expenses increased $15,000, or 2.6%, to $0.6 million during 2007 from $0.6 million during 2006. As a percentage of net revenue, general and administrative expenses decreased to 3.1% during 2007 from 3.4% during 2006, reflecting the stabilization of our fixed costs.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net revenue. Net revenue increased $4.7 million, or 38.8%, to $16.8 million during 2006 from $12.1 million during 2005. The increase in net revenue resulted primarily from increased sales in our existing California solar energy systems market and the launch of our solar energy system installations in Colorado.

Gross profit. Gross profit increased $1.6 million, or 36.8%, to $6.0 million during 2006 from $4.4 million during 2005. As a percentage of net revenue, gross profit decreased to 35.4% during 2006 from 35.9% during 2005.

Selling and operating expenses. Selling and operating expenses increased $1.5 million, or 43.3%, to $5.0 million during 2006 from $3.5 million during 2005. As a percentage of net revenue, selling and operating expenses increased to 29.5% during 2006 from 28.6% during 2005. This increase was primarily due to increased selling and operating expenses to support the revenue growth described above, the addition of the Colorado solar energy systems sales and support team, and other investments in our infrastructure.

Management’s discussion and analysis of financial condition and results of operations

General and administrative expenses. General and administrative expenses increased $75,000, or 15.2%, to $0.6 million during 2006 from $0.5 million during 2005. As a percentage of net revenue, general and administrative expense improved to 3.4% during 2006 from 4.1% during 2005, reflecting the stabilization of our fixed costs.

Quarterly and Seasonal Fluctuations

The following table sets forth our unaudited quarterly results of operations during each of the quarters in 2006 and 2007. We believe this unaudited financial information includes all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the results of operations for the quarters presented. This financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of future results of operations.

(in thousands, except per share data)	Fiscal Year 2006 Quarters Ended
	March 31	June 30	September 30	December 31
Net revenue	$3,197	$4,443	$4,849	$4,323
Gross profit	958	1,485	1,457	2,050
Income (loss) before income taxes	(113)	144	59	329
Net income (loss)	(67)	86	35	196
Diluted net income (loss) per share	$(0.01)	$0.01	$0.00	$0.02
Weighted average shares outstanding-diluted	10,000	10,000	10,000	10,000

(in thousands, except per share data)	Fiscal Year 2007 Quarters Ended
	March 31	June 30	September 30	December 31
Net revenue	$4,364	$4,514	$4,279	$5,765
Gross profit	1,488	1,763	1,285	1,960
Income (loss) before income taxes	72	275	(206)	45
Net income (loss)	40	151	(113)	24
Diluted net income (loss) per share	$0.00	$0.02	$(0.01)	$0.01
Weighted average shares outstanding-diluted	10,000	10,000	10,000	10,000

Our quarterly net revenue and operating results for solar energy system installations are difficult to predict and have in the past and may in the future fluctuate from quarter to quarter as a result of changes in state, federal, or private utility company subsidies, as well as weather and other factors. With regards to our renewable and sustainable energy products sold through catalogs and the Internet, sales tend to peak during the spring and end of year holiday seasons.

Liquidity and Capital Resources

Our capital needs arise from working capital required to fund our purchases of solar PV modules and inverters, capital related to acquisitions of new businesses, development of renewable energy products, replacements, expansions and improvements to our infrastructure, and future growth. These capital requirements depend on numerous factors, including business acquisitions, the ability to attract new solar energy system installation customers, market acceptance of our product offerings, the cost of ongoing upgrades to our product offerings, the level of expenditures for sales and marketing, the level of investment in support systems and facilities and other factors. The timing and amount of these capital requirements are variable and cannot accurately be predicted. We did not have any material commitments for capital expenditures as of December 31, 2007, and we do not presently have any plans for future material capital expenditures. Recently, we acquired two solar energy system installation businesses. We plan to continue to pursue business acquisition and other opportunities to expand our sales territories, technologies, and products and increase our sales and marketing programs as needed.

Management’s discussion and analysis of financial condition and results of operations

Intercompany Borrowings from Gaiam

Prior to this offering and since 1999, our business has been funded through our operating income, supplemented by intercompany borrowings from Gaiam. As of December 31, 2007, we had approximately $0.5 million in cash and cash equivalents and approximately $16.3 million of intercompany borrowings owed to Gaiam. The intercompany borrowings include amounts used to acquire and expand our business.

Cash Flows

The following table summarizes our primary sources (uses) of cash during the periods presented:

	Years ended December 31,
(in thousands)	2005	2006	2007
Net cash provided by (used in):
Operating activities	$(620)	$(2,049)	$1,306
Investing activities	—	(42)	(3,378)
Financing activities	719	2,125	2,366

Net increase in cash and cash equivalents	$99	$34	$294

Operating activities. Our operating activities provided net cash of $1.3 million during 2007 and used net cash of $2.0 million during 2006. Our net cash generated from operating activities during 2007 was primarily attributable to cash provided by increased accounts payable of $0.7 million and increased deferred revenue on uncompleted contracts of $0.6 million, partially offset by uses of funds resulting from increased deferred costs on uncompleted contracts of $0.5 million. Our net cash used in operating activities during 2006 was primarily attributable to increases in inventory and accounts receivable by $1.6 million and $1.0 million, respectively, and reductions of accounts payable by $0.4 million, partially offset by cash provided by deferred income taxes of $0.4 million.

Investing activities. Our investing activities used net cash of $3.4 million and $42,000 during 2007 and 2006, respectively. The cash used in investing activities during 2007 was used primarily to acquire Marin Solar on November 1, 2007 and in 2006 to acquire property and equipment.

Financing activities. Our financing activities provided net cash of $2.4 million and $2.1 million during 2007 and 2006, respectively. The financing provided during both 2007 and 2006 that came from Gaiam was used to fund our daily operations and to acquire Marin Solar in November of 2007. We plan to repay these amounts with proceeds from this offering.

We believe our available cash, cash expected to be generated from operations, and cash generated by the sale of Class A common stock should be sufficient to fund our business for the foreseeable future. However, our projected cash needs may change as a result of possible acquisitions, unforeseen operational difficulties, or other factors.

In the normal course of our business, we investigate, evaluate and discuss acquisition, joint venture, minority investment, strategic relationship and other business combination opportunities in the solar energy markets. For any future investment, acquisition, or joint venture opportunities, we may consider using then-available liquidity, issuing equity securities, or incurring additional indebtedness.

Management’s discussion and analysis of financial condition and results of operations

Contractual Obligations

We have commitments under operating leases, our payable to Gaiam, and various service agreements with Gaiam (see note 10 to our notes to consolidated financial statements), but do not have any outstanding commitments under long-term debt obligations or purchase obligations. The following table shows our commitments to make future payments under operating leases and our payable to Gaiam:

(in thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 yrs
Operating lease obligations	$240	$132	$108	$—	$—
Payable to Gaiam(1)	16,286	16,286	—	—	—

Totals	$16,526	$16,418	$108	$0	$0

(1)

Represents the balance of our intercompany payable to our parent, Gaiam. We have no formal written loan agreement with Gaiam regarding our intercompany payable. We intend to repay the entire balance with the proceeds from this offering. As of the date of this prospectus, the payable to Gaiam was approximately $19.8 million. See “Use of Proceeds.”

After the date we cease to be a member of Gaiam’s consolidated group for federal income tax purposes, to the extent we become entitled to utilize loss carryforwards from our separate tax returns, we will distribute to Gaiam the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized. Accordingly, we expect to recognize a valuation allowance against certain of our deferred tax assets as of the effective date of the tax sharing agreement. As of December 31, 2007, we had net operating loss carryforwards, or NOLs, of approximately $6.9 million, meaning that such potential future payments to Gaiam, which would be made over a period of several years, would therefore aggregate to approximately $2.6 million. These NOLs expire beginning in 2020 if not utilized. Due to Gaiam’s step acquisitions of us, we experienced “ownership changes” as defined in the Internal Revenue Code. Accordingly, our use of these NOLs is limited by annual limitations described in the Internal Revenue Code. We expect our NOLs to be fully recoverable unless we make a public offering of more than 20% of our capital, in which case we will effectively lose one year of our carryforward period and have to impair our deferred tax asset by approximately $0.2 million.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). This statement will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including the following:

➢	acquisition costs will be generally expensed as incurred,

➢	noncontrolling interests (formerly known as “minority interests”—see SFAS 160 discussion below) will be valued at fair value at the acquisition date,

➢

acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies,

➢	in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date,

Management’s discussion and analysis of financial condition and results of operations

➢	restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date, and

➢	changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

Also included in the statement are a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing GAAP until January 1, 2009. Consequently, we will adopt the provisions of SFAS 141R for our fiscal year beginning January 1, 2009. We believe that SFAS 141R is applicable to us, but cannot yet reasonably estimate the impact of the statement.

In December 2007, FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the estimated fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We will adopt SFAS 160 at the beginning of our fiscal year commencing January 1, 2009. We believe SFAS 160 will be applicable to us, but cannot yet reasonably estimate the impact to our consolidated financial statements.

In September 2006, FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. We will adopt the provisions of SFAS 157 in our fiscal year commencing January 1, 2008. We currently believe that adoption of the provisions of SFAS 157 will not have a material impact on our consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statement, in the period this Interpretation is adopted. Consequently, we adopted the provisions of FIN 48 for our fiscal year beginning on January 1, 2007 and it has not had a material impact on our consolidated financial statements.

Management’s discussion and analysis of financial condition and results of operations

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, which include foreign exchange rates and changes in U.S. interest rates. We do not engage in financial transactions for trading or speculative purposes.

We purchase a significant amount of renewable energy and organic product inventory from vendors outside of the United States in transactions that are primarily U.S. dollar denominated transactions. Since the percentage of our international purchases denominated in currencies other than the U.S. dollar is small, any currency risks related to these transactions are immaterial to us. However, a decline in the relative value of the U.S. dollar to other foreign currencies could lead to increased purchasing costs. In order to mitigate this exposure, we make virtually all of our purchase commitments in U.S. dollars.

Business

Introduction

We are a leading residential solar energy integrator. We offer turnkey services to our solar energy system customers, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. Our solar energy systems use high-quality solar PV modules from manufacturers such as Sharp, SunPower and Kyocera Solar. We use proven technologies and techniques to help customers achieve meaningful savings by reducing their utility costs. In addition, we help customers lower their emissions output and reliance upon fossil fuel energy sources.

We have 30 years of experience in residential solar energy, beginning with our sale in 1978 of the first solar photovoltaic, or PV, panels in the United States. We believe that we have installed more residential solar energy systems in the United States than any other company, including more than 2,400 residential and small commercial solar energy systems. In addition, we have sold a variety of solar products to more than 30,000 customers since our founding.

For the fiscal year ended December 31, 2007, our net revenue was $18.9 million, and for the fiscal year ended December 31, 2006, our net revenue was $16.8 million. On a pro forma basis (giving effect to the acquisitions of Marin Solar and Carlson Solar as if such transactions had occurred on January 1, 2007), for the fiscal year ended December 31, 2007, our net revenue was $32.7 million and we generated a 30.0% gross margin and $1.0 million of income from operations. Immediately after the completion of this offering, after application of the net proceeds of this offering, we will have $     million of cash and no outstanding debt.

Our focused customer acquisition approach and our efficiency in converting leads into customers enable us to have what we believe are low customer acquisition costs. We believe that our Real Goods brand has a national reputation for the highest quality customer service in the solar energy market, which leads to a significant number of word-of-mouth referrals and new customers. In addition, our parent company, Gaiam, is a leader in the sustainable and renewable energy lifestyle market and has a base of over 8 million direct customers, providing us additional lead generation for potential solar energy customers. We also generate leads by selling solar and other renewable energy and sustainable living products and resources through our nationally distributed catalog and website, including books and DVDs on renewable energy and sustainable living, products for solar and other water heating, green building products and systems, air purification products, water conservation and purification products and other solar and sustainable living related products. Our Solar Living Center in Hopland features interactive demonstrations for renewable energy and environmentally sensible technologies and is the largest facility of its kind, with approximately 2 million visitors since it opened in 1996.

Our History

We are currently a wholly owned subsidiary of Gaiam. We were incorporated in Colorado in 2008 as a successor to a business that began in 1978. Our operations are headquartered in Hopland, California. We acquired Marin Solar in November 2007 and Carlson Solar in January 2008, together representing over 1,000 cumulative solar energy system installations.

Growth Strategy

Our goal is to continue to build on our industry-leading position and be the largest and most profitable residential solar energy integrator in the United States. We intend to pursue the following strategies to achieve this goal:

➢

Enhance and leverage the Real Goods brand name to increase our market presence. We intend to enhance and leverage the Real Goods brand name, which we believe is the strongest name in the residential solar energy market, and our reputation for outstanding customer service to continue to win business in existing markets and to expand into new markets in which our competitors have little or no brand recognition.

Business

➢

Expand into markets in which legislation and government incentives are favorable for solar energy. We plan to expand the geographic scope of our business as jurisdictions adopt new or improve existing incentive programs that enhance the economics of solar energy systems for a broader customer base. In addition to the $3.4 billion California Solar Initiative, or CSI, adopted in 2007, 29 states, including Arizona, Colorado, Connecticut, Hawaii, Massachusetts, Nevada, New Jersey and New York, have adopted legislation and incentives favorable to solar energy and other states are considering adopting such legislation and incentives.

➢

Consolidate the fragmented U.S. solar energy system installation market. The U.S. solar energy system installation market remains highly fragmented, with over 300 independent installers or integrators in California alone. We intend to continue our consolidation activities in order to penetrate new markets, expand our business and further enhance our national brand and leverage our national marketing programs. We plan to create economies of scale through our consolidation activities in order to increase our operating efficiencies, with a goal of improving our margins and profitability.

➢

Expand our “community of customers” to enhance revenue and lower our customer acquisition costs. We intend to leverage the reputation for authenticity associated with our Real Goods brand to expand our “community of customers,” which cares deeply about solar energy and a renewable energy lifestyle and views us as the premier provider of products, services and support to enable this lifestyle. We plan to cross-market our wide array of energy-saving and carbon footprint-reducing products and services in addition to our solar energy systems, which we believe will enhance our revenue and create additional customer loyalty. We also intend to leverage our customer base to continue to provide us with new leads and referrals, which, in conjunction with our cross-marketing efforts, should allow us to continue to lower our customer acquisition costs.

➢

Make a difference in the world. We intend to promote our solar energy systems and sustainable living resources as a way for individuals and communities to reduce their carbon footprint, eliminate U.S. dependence on foreign and fossil fuel-based energy sources and foster a culture of respect for the Earth and its natural resources for the benefit of future generations. We estimate the energy savings resulting from our products that were purchased in the 1990s will prevent the production of over one billion pounds of carbon dioxide over the life of those products, which is the equivalent of removing approximately 100,000 passenger cars from use for one year. We anticipate that products we expect to sell through 2010 will prevent an additional one billion pounds of carbon dioxide from being released into the atmosphere. We calculated this energy savings by estimating how many kilowatt-hours were saved over the life of these products by their use, and estimating that U.S. power plants generate an average of 1.5 pounds of carbon dioxide in producing 1 kW of electricity. For example, a 15 watt compact fluorescent light bulb saves 45 watts per hour and lasts 10,000 hours and therefore saves 450 kW and prevents the generation of 675 pounds of carbon dioxide over its product life.

Competitive Advantages

We believe that we have a number of advantages over our competitors, including the following:

➢

Brand recognition and authenticity. We believe that our customers often buy our solar energy systems because of the strength of the Real Goods brand, our longevity in the marketplace and our reputation for excellent customer service. In addition, our reference guide authored by our founder, the “Solar Living Sourcebook,” has sold approximately 250,000 copies to date. As a result of our 30 years of operating in the solar energy industry, we believe that we are frequently the first company in the industry approached by new solar companies with innovative products.

➢

Strength of management. We have a highly experienced management team. Our founder and Chief Executive Officer, John Schaeffer, has more than 30 years of experience in the solar energy industry. In addition, our Chairman, Jirka Rysavy, founded and grew Corporate Express from $30 million to $3 billion in revenue in less than five years. Mr. Rysavy and other members of our management team have considerable experience in the consolidation of fragmented industries, having acquired over 250 companies.

Business

➢

Low-cost customer acquisition model. Our business model gives us a significant cross-marketing advantage by providing us access to potential purchasers of solar energy systems through our catalog and Internet sales, from visitors to our Solar Living Center and from Gaiam’s 8 million direct customers. In addition, our strong brand name and reputation for outstanding customer service provide us with word-of-mouth referrals.

➢

Relationship with Gaiam. We believe that our relationship with Gaiam provides us with additional expertise across brand building, marketing, acquisition completion and integration and certain administrative functions, which should enable us to operate more efficiently and cost-effectively.

➢

Strong supplier base. We maintain strong relationships with many leading solar PV module manufacturers, including Sharp, SunPower and Kyocera Solar, which provides us with continued access to a supply of our key systems products and early review of innovative market products. Our financial strength and market position enable us to purchase directly from these manufacturers which lowers our purchasing costs relative to those of our competitors that are only able to purchase through third-party distributors.

➢

Strong balance sheet. Immediately after the completion of this offering, after application of the net proceeds of this offering, we will have $     million of cash and no outstanding debt. We believe that our strong balance sheet and our financial strength meaningfully differentiate us from our competitors, providing our suppliers and customers with confidence in our financial strength and longevity, and further supporting our consolidation strategy.

Industry Overview

We believe that as demand for electric power increases, the electric power industry will face various challenges, including the following:

➢

Power industry at peak capacity with aging infrastructure. A majority of U.S. power plants in highly populated areas approach capacity during times of peak usage. Additionally, over half of U.S. power plants are more than 30 years old. In order to meet the rising demand for electric power, additional plants will need to be constructed and the aging existing plant infrastructure will require significant capital investment.

➢

Finite resources. Non-renewable energy resources are finite. Although coal, the largest non-renewable energy resource, is estimated to have over 100 years of reserves left, the rate of global energy consumption is expected to continue to increase, jeopardizing economical access to sufficient energy supply for future generations if renewable energy sources are not developed.

➢

Increased electricity rates. As a result of aging infrastructure and high energy demand, residential and commercial customers are facing rising electricity rates, creating economic pressures for consumers and businesses alike.

➢

Pollution concerns and climate change. Non-renewable, fossil fuel-based energy sources, including coal, create environmental pollution, and there is significant local resistance to new coal-fired power plants in populated areas. Concerns about global warming and greenhouse gas emissions have resulted in international efforts to reduce such emissions, and various states have enacted stricter emissions control laws or mandated that utilities comply with renewable portfolio standards, or RPS, which require the generation of a certain amount of power from renewable sources.

Because the solar energy industry offers solutions to these challenges, we believe it has extremely large growth potential. Currently, only approximately one-tenth of one percent of the world’s power is generated from solar energy sources. Between

2000 and 2006, manufacturers’ shipments of solar PV modules have increased at a compound annual growth rate of 41%,

according to Navigant Consulting. The global solar energy market is estimated to grow to between $19 billion and $32 billion

Business

by 2011, with annual solar energy installations reaching between 4.2 and 7.6 gigawatts, or GW, by 2011, compared to 1.7 GW in 2006, according to Solarbuzz.

Drivers of Solar Energy Industry Growth

We expect a number of factors will contribute to growth in the solar energy industry, including the following:

➢

Legislative initiatives. A number of initiatives have been enacted by the federal government and various states, municipalities and utilities that encourage or require the installation of grid-tied solar energy systems. In 1996, the state of California enabled individual energy systems to tie into the conventional utility grid and began to require that various rebates and incentives be provided to support the use of solar energy systems, making California the focus for the development of the solar energy market in the United States. By 2006, California had approximately 24,000 installed residential solar energy systems and accounted for approximately two-thirds of the U.S. residential market for solar energy systems. California is now the third largest market for solar energy behind Germany and Japan. The CSI provides for the expenditure of up to $3.4 billion in incentives for installation of solar energy systems with generation capacity of 3 GW of electricity by 2017. California has also mandated an increase in the percentage of renewable energy retail sales by certain utilities by at least 1% per year to reach at least 20% by the end of 2010, with a goal of 33% by 2020. Colorado has enacted an RPS of 20% for investor-owned utilities and 10% for electric cooperatives and municipal utilities serving more than 40,000 customers by 2020. In some jurisdictions, such as Colorado, operation of a solar energy system that is located on the property of a utility customer can satisfy a portion of the utility’s RPS requirements.

➢

Financial incentives. As these RPS programs are implemented, it is common for financial incentives to be required, making the purchase of solar energy systems more affordable and opening additional solar markets in the United States.

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Rebates. Rebates offered to customers or integrators reduce the initial cost of solar energy systems. Several states, including California and Colorado, require certain utilities to offer rebates that can substantially reduce the costs of installing solar energy systems. California’s residential rebate is currently $2.20 to $2.50 per watt, and Colorado currently offers a total effective rebate of up to $4.50 per watt. These rebates typically reduce the customer’s out-of-pocket cost for purchasing a solar energy system by 20% to 50%.

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Tax credits. There is currently a 30% federal tax credit with a $2,000 cap for residential solar energy systems and a 30% federal tax credit with no cap for commercial solar energy systems. The credit for residential systems is currently set to expire on December 31, 2008, and the credit for commercial systems is currently set to be reduced to 10% on January 1, 2009, unless extended.

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Other incentives. Other incentives, such as net metering, time-of-use credits and performance-based incentives, are provided to consumers based on the amount of electricity their solar energy systems generate. Currently, 38 states have required certain utility providers to accept net metering, and four additional states have partial net metering administered by individual utilities within such states. Net metering allows residential and small-scale commercial solar energy producers to sell excess power generated by their systems to their utility companies, through existing electric meters, at standard retail prices. Time-of-use metering allows customers to sell solar power to their utility for very high rates during peak times when traditional loads are at their highest demand. These customers can then buy back electricity from the utilities during other times at a much lower rate, providing them an additional financial benefit. Performance-based incentives, or PBIs, reward customers based on the output of their solar energy system over time, as opposed to through an initial rebate. The CSI currently requires that residential customers who choose not to accept the purchase rebate be provided a PBI of $0.34 to $0.39 per kilowatt-hour for a period of five years. This PBI amount declines in steps as the aggregate number of residential solar energy systems increases.

Business

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Renewable energy credits. In many states, the installation of a solar energy system generates a renewable energy credit, or REC, which is marketable in certain states. These RECs are of little value in the hands of individual solar energy system owners because of the limited market for RECs and the associated transaction costs, which are high relative to the value of RECs typically available to an individual residential user. In most cases, we will retain the RECs that result from our integration projects, and we expect additional revenues may be generated from the sale of these aggregated RECs in the future if a market for RECs develops.

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Property tax exemptions. In certain jurisdictions, such as California, the assessor is prohibited from increasing a solar energy system owner’s property tax assessment as a result of the added value of qualified solar energy systems, which we provide.

➢	Benefits of solar energy systems. Solar energy as a source of electrical power offers the following benefits compared to conventional energy sources:

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Lower energy prices. The cost of electricity generated by a solar energy system is essentially fixed at the time of installation, providing a hedge against utility electricity price increases and inflation. According to the U.S. Energy Information Administration, average retail prices for electricity in the United States increased by 9.3% from 2005 to 2006. We believe that the monthly savings resulting from the solar power produced by an average 4 kW residential solar energy system in California is approximately $100. Solar energy systems generate much of their electricity during the afternoon when the sun’s rays are strongest and when the greatest demand for electricity occurs. Customers can use their solar energy systems’ energy to replace peak time conventional electricity, which can be more expensive and less reliable than electricity purchased during non-peak times. In addition, solar energy systems typically have low operating expense because they require minimal maintenance over their expected lives.

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Versatility and ease of installation. Solar energy systems can generate electricity in any location that receives sunlight, while relatively few locations have both the infrastructure and natural resources required to support other forms of renewable energy, including hydroelectric, wind and geothermal. Solar energy systems can be installed directly at sites where power is needed, reducing conventional electrical transmission and distribution costs.

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Security. The use of solar energy systems improves energy security by reducing fossil fuel purchases from hostile or politically or economically unstable countries and by reducing power strains on local electrical transmission and distribution systems.

Challenges to the Solar Energy Industry

We believe growth in the solar energy industry faces the following challenges:

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Customer economics and financing. The decision to install a solar energy system represents a significant investment of approximately $15,000 to $30,000 (net of rebates and federal tax credits) for the typical home in California and $10,000 to $20,000 (net of rebates and federal tax credits) for the typical home in Colorado. In addition, financing sources specifically for solar energy systems are currently limited. The return on each customer’s investment in a solar energy system will occur over a different period or at a different rate depending upon individual circumstances. A potential purchaser has to weigh the initial investment decision against the longer-term utility cost reductions, increased property value and low system maintenance costs provided by a solar energy system. The installation cost of a residential solar energy system purchased from us typically ranges from $8.00 to $9.00 per AC watt based on total system cost before rebates or incentives.

Business

➢

Evolving regulatory landscape. The solar energy industry is significantly driven by federal, state and local regulations and incentives, which are continually changing. Changes in regulations and incentives could adversely affect the economic viability of solar energy systems.

➢

Supply of solar PV modules. The manufacture of solar PV modules depends on the availability of silicon, an essential raw material. Currently, there is a global shortage of silicon, which has resulted in some price increases and limited availability for solar PV modules. This shortage is likely to continue in the short term and could negatively impact the industry.

Services

We offer turnkey services to our solar energy customers, including design, procurement, permitting, build-out, grid connection, financing referrals and warranty and customer satisfaction activities. We install residential and small commercial systems that are generally between 1 kW and 500 kW output, with the average residential installation being approximately 4 kW output.

We design and build our solar energy systems to meet each customer’s individual needs and circumstances. We assess a customer’s annual power requirements and average daily consumption rates in different seasons of the year to size the solar energy system and engineer its wiring. We assess the customer’s roof size, configuration, and composition to determine the optimum location for the solar PV modules. We factor in information about the customer’s electrical service territory and its rate structures, and we identify the customer’s budget and preferred financing method, as well as the customer’s aesthetic preferences. We also identify the relevant federal, state and local regulations, including building codes, that are important to the cost, operation and return on investment of the customer’s solar energy system, as well as relevant tax rates and various other factors. We assess this data using solar monitoring tools and analytical calculations, which enable us to design a solar energy system to a size and configuration that maximizes energy efficiency for each customer’s circumstances.

We prepare final construction plans to obtain a building permit which is necessary for rebate processing. We also provide customers with a return on investment analysis and determine the rebates and performance-based incentives that are available to each customer. As soon as the building permit is approved, our installation professionals begin the installation by placing metal racking on the customer’s roof (or by building a ground mount if indicated), followed by installation of the solar PV modules, inverter(s) and the balance of systems components and safety equipment. We do not custom manufacture solar PV modules or inverters. Rather, we purchase these manufactured components for incorporation into our constructed solar energy systems.

After the solar PV modules and inverter(s) are installed on the customer’s home or business, we obtain a final inspection of the installation by the local building department, prepare and submit all rebate applications to the appropriate rebating jurisdiction and at the same time apply for the local utility company to interconnect the customer’s solar energy system to the utility grid. The entire process from signing of the contact through final inspection by the local building department typically takes between 30 to 60 days, with the actual installation work usually requiring two to three days.

Solar Energy Systems

A basic solar energy system has no moving parts and consists of a number of solar PV modules wired together and mounted on a metal framing structure, an inverter and the balance of systems and safety equipment necessary to connect the system to the customer’s existing utility service.

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Solar PV modules. We source solar PV modules from three main manufacturers: Sharp, SunPower and Kyocera Solar. These modules range in conversion efficiency from 12% to 19%. Solar PV modules can be manufactured using different semiconductor materials, including mono- and poly-crystalline silicon, amorphous silicon, gallium arsenide, copper indium gallium selenide, or CIGS, and cadmium telluride. Developments in solar PV technology have generated advances in the conversion efficiency of solar PV cells, reductions in manufacturing costs and improvements in manufacturing yields.

Business

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Inverters. An inverter is an electronic device that converts the low-voltage DC power that is generated by solar PV modules to conventional 120-volt AC power that is used by standard household lights and appliances. While an inverter may need to be replaced approximately 15 years after installation, other system components typically do not require replacement during the 20- to 25-year warranty period applicable to solar PV modules. Individual solar energy systems are connected to the utility grid by an inverter, which also allows the excess electricity produced to flow into the grid, causing the customer’s electric meter effectively to run backwards, to the credit of the customer’s utility account at standard retail prices. A customer that has a grid-connected solar energy system draws energy from the grid through the conventional local utility when the sun is not shining, or when household energy consumption exceeds the solar energy system’s energy generation capacity.

Typical Grid-Tied Residential Solar Energy System Installation

Warranty Terms

Most manufacturers of solar PV modules currently offer a 20- to 25-year transferable warranty of their products. As required by these states, we offer a 10-year parts and labor warranty in California and a five-year parts and labor warranty in Colorado, which may also involve claims of property damage arising from the installation. We generally handle manufacturer warranty claims for solar PV modules as part of our customer service offerings and are reimbursed by the manufacturers for our labor and materials. Historically, our costs associated with warranty claims have been minimal.

Financing

While a majority of our customers choose to purchase their solar energy systems without the use of financing, we connect our customers with preferred third-party financing sources as requested. We handle some of the administrative processing for our customers that choose to use third-party financing.

Business

Working Capital Items

For purchases of a solar energy system, we typically require a deposit upon execution of the purchase contract, payment of 80% of the balance upon delivery of materials and the balance upon building department sign off. The price we invoice customers for solar energy systems is net of any available incentive or rebate which is assigned to us and which we then process and collect. We typically hold enough solar energy system components in inventory at one of our warehouse facilities to supply our delivery requirements. Payment terms with component vendors are typically on revolving credit limits that generally range from 45 to 90 day terms. Gaiam fulfills approximately 80% of our catalog and Internet sales through its central distribution center. We pay Gaiam, through our Intercorporate Services Agreement, supplier product costs, order fulfillment fees, and freight charges to drop-ship these sales to our customers.

Sales and Marketing

Our conventional marketing program includes presentation booths at tradeshows and consumer shows, inserts or an advertising page in our catalogs, of which we distribute more than 1.6 million copies annually, postcard mailings to targeted consumer markets (including portions of Gaiam’s 8 million customer base), Internet search engine optimization, pay-per-click ad words, affiliate marketing programs, radio advertising and customer referral programs.

To enhance our solar energy integration business by generating leads of potential solar energy system customers and promoting our brand awareness, we operate our Solar Living Center, distribute our catalog nationally and maintain our website. Our mail order catalog and website also provide pricing tools, media programming, in-depth articles and product information as well as how-to instructional content. Our customer service staff is trained in cross-selling all of our products, including solar energy systems, and they help us achieve a full integration of our cross-marketing efforts. We also receive new customer leads from the referrals of our satisfied customers, through our customer rewards and affinity programs, from designers and architects with whom we have worked on previous projects and through the strength and longevity of our Real Goods brand name and reputation. We use these channels to offer renewable energy and sustainable living products and resources, as well as to create a “community of customers.” We believe that our business model gives us a significant cross-marketing advantage by providing us access to potential purchasers of solar energy systems through a variety of existing sales channels and selective customer bases, through which we are able to market to a highly targeted group of potential customers who have likely purchased other renewable energy and sustainable living products and resources in the past. We believe that this cross-marketing ability lowers our customer acquisition costs to below what we estimate they would be if we were to rely solely on traditional marketing methods such as print, radio, television and Internet search words.

After we receive these high-quality leads, our sales representatives conduct an extensive telephone interview of the potential customer during which we determine, among other things, information about the customer’s site, location, and solar exposure, and that the customer and any relevant family member or co-owner is genuinely interested in and able to finance the purchase of a solar energy system. We use this focused customer qualification process to identify which potential customers are most likely to respond positively to our direct sales efforts before we make a site visit to the customer’s location. We then utilize our direct sales force to pursue these qualified leads. This qualification process lowers our customer acquisition costs because it narrows our customer leads and allows us to focus our direct sales efforts on highly targeted customers.

Business

Focused Customer Acquisition Model

Business

We own a 12-acre campus located in Hopland, California, approximately 95 miles north of San Francisco, called the Real Goods Solar Living Center. The Solar Living Center is a demonstration site for the technology and culture of solar living, with interactive educational displays. In addition, the site features a 132 kW grid-tied solar energy system that generates more than 175,000 kilowatt-hours of electricity annually. In 2007, the Solar Living Center had approximately 220,000 visitors. Since it opened in 1996, nearly 2 million people have visited the Solar Living Center, and it has become one of the largest tourist attractions in Northern California throughout the year and especially during SolFest, the premier solar and renewable energy trade show held annually at the Solar Living Center campus.

We have been honored for our ethical and environmental business standards, having received Corporate Conscience Awards from the Council on Economic Priorities. Our founder and Chief Executive Officer, John Schaeffer, received the 2007 Green Power Pioneer Award from the Center for Resource Solutions in conjunction with the Department of Energy. We are a member of California Solar Energy Industries Association (CAL SEIA), Northern California Solar Energy Association (NorCal Solar), American Solar Energy Society (ASES), Redwood Empire Solar Living Association (RESLA), and Colorado Solar Energy Industries Association (CoSEIA). Our Vice President of Commercial Sales and founder of Marin Solar, Roy Phillips, is a board member on CAL SEIA and advocates both in California and nationally for the solar energy industry.

Customers

Our residential customers have historically shared a number of characteristics. They tend to be college-educated homeowners, 30 to 65 years in age, high-income earners who are generally motivated both by environmental and economic reasons to install a solar energy system. Our residential solar energy systems are generally 10kW or smaller in size, and our commercial solar energy systems are generally no larger than 500 kW in size. Our typical residential customer is connected to the utility grid. Our commercial customers have included wineries, schools, apartment buildings, churches and retail facilities.

Suppliers

We do not manufacture solar PV modules, inverters or other components used in our solar energy systems, but purchase those components directly from manufacturers or, in some cases, from third-party distributors. We purchase solar PV modules manufactured by Sharp, SunPower, Kyocera Solar and others. Silicon is one of the primary materials used in the manufacture of solar PV modules. The worldwide market for silicon from time to time experiences a shortage of supply, primarily because of demand for silicon by the semiconductor industry. Shortages of silicon could adversely affect the availability and cost of the solar PV modules we use in our solar energy systems. We purchase inverters manufactured by Xantrex, Fronius, PVPowered, SMA and others. We currently purchase the components we use in our solar energy systems on a purchase order basis from a select group of manufacturers or suppliers. If we are unable to purchase from any of these sources in the future, we do not believe we would have difficulty in securing alternative supply sources, because all of the components we use in our solar energy systems are readily available from a number of different sources.

Competition

The solar energy industry is in its early stages of development and is highly fragmented, consisting of many small, privately held companies with limited resources and operating histories but some of which benefit from operating efficiencies or low overhead requirements. A number of competitors exist in the California market, including companies such as REC Solar, Akeena Solar and Solar City. Several of our competitors have expanded their market share in the California market by opening multiple offices within the state. According to data published by the California Energy Commission, as of the end of 2007, we were one of the top two solar energy system installers in California both in terms of total sales (installed system price) and cumulative watts (installed system size). Based upon other information, we estimate that we are currently in the top three solar energy system installers in California. In Colorado our competitors include Namaste Solar Electric and REC Solar, but there is no published data regarding competitive positions in Colorado. We compete on factors such as brand recognition, quality of services and products, pricing, speed and quality of installation.

Business

Regulations

Solar integrator services are subject to oversight and regulation by national and local ordinances, including building, zoning and fire codes, environmental protection regulations, utility interconnection requirements for metering and other rules and regulations. Our design and engineering teams design and install solar energy systems to comply with these varying standards as well as to minimize the installation and operating costs of each system. Our operations are also subject to generally applicable laws and regulations relating to discharge of materials into the environment and protection of the environment; however, because our operations do not typically involve any such discharge, there are no material effects on our business relating to our compliance with such environmental laws and regulations.

Intellectual Property

We have registered the trademarks “Real Goods” (effective in 1993 and renewed once) and “Own Your Power” (effective in 2008) with the U.S. Patent & Trademark Office. These registrations are each valid for ten years and we endeavor to keep such registrations valid by filing all required renewal forms when due. We have also registered the trade names “Real Goods Solar” and “Real Goods Renewables” in Colorado and “Own Your Power” in California. In addition, we hold the copyright for most of the contents of the “Solar Living Sourcebook.”

Seasonality

Our solar energy integration business has not been seasonal to date, but may become more seasonal as we expand our business into new markets.

Employees

As of January 22, 2008, we had 83 full-time employees, including installation personnel.

Facilities and Locations

We own a 12-acre campus in Hopland, California, which includes offices, our retail store, and the Solar Living Center. We sublease office space from Gaiam in Broomfield, Colorado, from which we manage our Colorado solar energy integration business and perform other management and customer service functions. We sublease warehouse space from Gaiam in Cincinnati, Ohio from which we distribute products. We also lease the following facilities from unrelated third parties: an office and warehouse facility in San Rafael, California; an office facility in Hemet, California, and a warehouse facility in Ukiah, California.

Legal Proceedings

From time to time, we are involved in legal proceedings that we consider to be in the normal course of business. We do not believe that any of these proceedings will have a material adverse effect on our business.

Management

The following tables set forth information regarding our directors, officers and key employees. All of our directors and officers were elected or appointed to their current positions effective February 1, 2008, unless otherwise specified.

Officers and Key Employees

Name and Position	Age	Background
Jirka Rysavy, Chairman	53	Mr. Rysavy was appointed as our Chairman January 29, 2008. Mr. Rysavy is the founder and currently serves as the Chairman and Chief Executive Officer of Gaiam. He has served as Chairman of Gaiam since its inception and became its full-time Chief Executive Officer in December 1998. In 1986, Mr. Rysavy founded Corporate Express, Inc., which, under his leadership, grew to become a Fortune 500 company supplying office and computer products and services. He served as its Chairman and Chief Executive Officer until September 1998. Mr. Rysavy also founded and served as Chairman and Chief Executive Officer of Crystal Market, a health foods market, which was sold in 1987 to become the first Wild Oats Markets store.

John Schaeffer, Chief Executive Officer and Director	58
		Mr. Schaeffer founded our business in 1978 and serves as our Chief Executive Officer. Prior to 2008, Mr. Schaeffer served as the Chief Executive Officer of our predecessor, Real Goods Trading Corporation since 1986. Mr. Schaeffer has been involved in businesses selling solar and renewable energy products for more than 30 years. In 1995, Mr. Schaeffer helped create the Solar Living Center in Hopland, California. Mr. Schaeffer has been honored with numerous awards for his environmental business practices and his entrepreneurial successes.

Vilia Valentine, Chief Financial Officer	47	Ms. Valentine has served as Gaiam’s Chief Financial Officer since April 2006. From March 2000 to March 2006, Ms. Valentine served as acting Chief Financial Officer and Controller for Verio Inc., a worldwide Internet service provider, where she managed all financial matters for global operations. Verio was purchased in 2000 for $6.5 billion by NTT Communications Corporation. From April 1983 to March 2000, Ms. Valentine held various financial positions at Corporate Express, Inc. up to and including Vice President and Controller. She was an integral member of the management team that grew Corporate Express from $30 million to $3 billion in revenue in less than five years.

Mark Lipien, Vice President, Operations	43	Mr. Lipien has served as Gaiam’s Vice President, Operations since 1996. Over the past five years, Mr. Lipien was responsible for a wide variety of functions and departments within Gaiam, including distribution, purchasing, customer service, information technology, catalog circulation, human resources and facilities. Mr. Lipien has also played a major role in integrating Gaiam’s acquisitions into its operations and business model. From 1993 to 1996, Mr. Lipien worked at Corporate Express, Inc. as a member of the acquisition integration team.

Management

Name and Position	Age	Background
Christina Maxwell, Vice President of Finance	36
		Ms. Maxwell has served in various capacities for Gaiam since 2000 and has served as Gaiam’s Corporate Finance Director from 2003 to 2007. She was also responsible for Gaiam’s International Business division from 2004 to 2006. Ms. Maxwell was responsible for Gaiam’s business integration and development functions from 2000 to 2003. Prior to joining Gaiam, Ms. Maxwell was with Apartment Investment and Management Company, serving as corporate controller from 1997 to 1999 and working on large acquisition integrations from 1999 to 2000. Ms. Maxwell has been a CPA since 1994 and served in the audit departments of Deloitte & Touche and Ernst & Young from 1993 to 1997.
Non-Management Directors
James Argyropoulos	63	Mr. Argyropoulos has been primarily engaged as a private investor over the last 15 years. Mr. Argyropoulos founded The Cherokee Group, Inc., a shoe manufacturing and apparel business, in 1972 and served as Chairman and Chief Executive Officer. Mr. Argyropoulos also serves on the board of directors of Gaiam.

Barbara Mowry	60	Ms. Mowry has served as Chief Executive Officer of Silver Creek Systems, a provider of enterprise data usability software, since 2003. From 1997 until February 2001, Ms. Mowry served as the President and Chief Executive Officer of Requisite Technology, a business-to-business e-commerce company, specializing in the creation and management of electronic content and catalogs. Prior to joining Requisite Technology, Ms. Mowry was an officer of Telecommunications, Inc. (cable television) from 1995 to 1997 and UAL, Inc. (airline) from 1983 to 1990. Ms. Mowry also serves on the board of directors of Gaiam.

Ted Nark	49	Mr. Nark has been a partner at KRG Capital Partners, L.L.C., a private equity investment firm based in Denver, Colorado, since August 2007. From July 2006 until August 2007, Mr. Nark served as a partner at Leonard Green and Partners, a private equity investment firm based in Los Angeles, California. Mr. Nark served as Chief Executive Officer of White Cap Construction Supply, a distributor of specialty hardware, tools and materials to construction contractors, from April 2002 through January 2006. From 1998 until 2002, Mr. Nark served as the Chief Executive Officer and Managing Director of Corporate Express Australia, a publicly traded business-to-business office product distribution company in Australia. From 1992 until 1998, Mr. Nark served in various capacities with Corporate Express, Inc., including as Northwest Division President from 1992 to 1995 and as Group President from 1995 to 1998. Mr. Nark also serves on the board of directors of FTD Group, Inc. Mr. Nark serves on the board of directors of Gaiam but has indicated his intention to resign from that board upon the completion of this offering.

Management

We have also entered into an agreement with Erik Zech, age 36, by which Mr. Zech has consented to become our President and Chief Financial Officer upon the completion of this offering. From February 2001 until March 2008, Mr. Zech worked with the investment banking firm Thomas Weisel Partners LLC, most recently as a Principal of the firm. From June 1999 until December 2000, Mr. Zech was Chief Financial Officer of Creditland, Inc., from 1995 until 1997 he was in investment banking with Merrill Lynch and from 1993 until 1995 he was a certified public accountant with Price Waterhouse.

Structure of the Board of Directors and Director Independence

We have a board of directors consisting of five directors. Our bylaws provide that the number of directors is fixed by a majority vote of the board of directors. Our articles of incorporation and bylaws provide that the board of directors consists of a single class, with our directors being elected each year by a plurality of the votes cast at our annual meeting of shareholders. Our board of directors may be removed with or without cause by a majority vote of shareholders. Our board of directors has determined that three of our non-employee directors, namely Messrs. Argyropoulos and Nark and Ms. Mowry, each satisfy Nasdaq Global Market standards to qualify as independent directors as well as any additional independence standards that may be established by the board. Membership on the audit committee is limited to independent directors.

Our board of directors has adopted corporate governance guidelines that, along with the charters of our board committees and our code of ethics, provide the framework for the governance of our company.

Committees of the Board of Directors

Our board of directors has two standing committees: audit and compensation. Assignments to, and chairs of, the committees are selected by the board of directors. Each of these committees operates under a charter approved by the board of directors, which describes the principal functions of the committees. Our board of directors has determined that each of the members of our audit committee satisfies all of the independence requirements of the Nasdaq Global Market as well as all independence requirements of the SEC. We will be exempt from certain of the Nasdaq Global Market rules, for example those relating to nominating committees, because we will be deemed to be a controlled company on the basis of Gaiam’s control of more than 50% of our voting power. Accordingly, we do not have a standing nominating committee.

Compensation Committee Interlocks and Insider Participation

The salary and bonus amounts for 2007 reflect payments made by Gaiam or one of its subsidiaries for all services rendered by our executive officers. In the case of Mr. Rysavy and Ms. Valentine, only a portion of these services were rendered to our company. Accordingly, the Gaiam compensation committee determined the compensation of each of our executive officers during fiscal 2007. None of the members of our compensation committee has formerly been an officer or, within the last fiscal year, an employee, of our company or any of its subsidiaries, or had any relationship required to be disclosed under the section entitled “Relationships with Gaiam” below. None of our executive officers

➢	serves as a member of the compensation committee of another entity, one of whose executive officers serves on our compensation committee or board of directors or

➢	serves as a director of another entity, one of whose executive officers serves on our compensation committee.

Directors’ Compensation

Directors who are not employees of our company or its affiliates receive a fee of $3,000 for each meeting of our board that they attend and a fee of $1,000 for each telephonic meeting attended. In addition, non-employee directors receive a fee of $500 for attendance at each committee meeting and $250 for each telephonic committee meeting attended. Non-employee chairpersons of each standing committee receive an annual fee of $2,000. Directors may also be awarded stock options from time to time. All directors may elect to receive their compensation in shares of Class A common stock. None of our directors received compensation from us during 2007.

Executive compensation

Compensation Discussion and Analysis

Overview of Our Compensation Program and Philosophy

Our compensation program is intended to meet three principal objectives: (1) attract, reward and retain qualified, energetic officers and other key employees; (2) motivate these individuals to achieve short-term and long-term corporate goals that enhance shareholder value; and (3) support our corporate values by promoting internal equity and external competitiveness.

Our executive compensation program will be overseen and administered by our compensation committee, which will have the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to subcommittees. The compensation committee will operate under a written charter adopted by our board of directors and is empowered to review and approve the annual compensation for our executive officers.

The principal objectives that will guide the compensation committee in assessing our executive and other compensation programs will include the proper allocation among current cash compensation, short-term bonus compensation and long-term compensation. Other considerations will include our business objectives, our fiduciary and corporate responsibilities (including internal considerations of fairness and affordability), competitive practices and trends and regulatory requirements.

In determining the particular elements of compensation that will be used to implement our overall compensation objectives, the compensation committee will take into consideration a number of factors related to our performance, such as our earnings per share, profitability, revenue growth, and the specific operational and financial performance of certain groups, as well as the competitive environment for our business. Stock price performance is not expected to be a factor in determining annual compensation because the market price of our Class A common stock will be subject to a variety of factors outside of our control.

The compensation committee may, when appropriate as determined on an annual basis, identify individual performance goals for executive and other officers which will play a significant role in determining such officers’ incentive compensation for that year and which will be taken into consideration in setting base salary for the next year.

The compensation committee may meet with certain of our executive officers to obtain recommendations with respect to our compensation programs, practices and packages for executives, other employees and directors. The compensation committee may ask management for its recommendations regarding the base salary, bonus targets and equity compensation for the executive team and other employees. The compensation committee will consider, but will not be bound by and may not always accept, management’s recommendations with respect to executive compensation. Our Chief Executive Officer does not determine the compensation of any of our named executive officers. The compensation committee may also seek input from one or more independent compensation consultants prior to making determinations on material aspects of our compensation programs, practices and packages.

Elements of Our Compensation Program

The compensation committee believes that compensation paid to our executive officers and other members of our senior management should be closely aligned with our performance on both a short-term and a long-term basis and that such compensation should assist us in attracting and retaining talented persons who are committed to our mission and critical to our long-term success. To that end, the compensation committee believes that the compensation packages for executive officers should consist of three principal components:

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Base Salary. Base salaries for executive officers are reviewed on an annual basis and at the time of promotion or other change in responsibilities. Starting salary levels and increases in salary are based on subjective evaluation of

Executive compensation

such factors as the level of responsibility, individual performance, market value of the officer’s skill set, and relative salary differences within our company for different job levels.

➢

Annual Incentive Bonus. Incentive bonuses are generally granted based on a percentage of each executive officer’s base salary. After the end of the fiscal year, the compensation committee determines the extent to which the performance goals were achieved and approves the amount of the bonus to be paid to each executive. The total bonus award is determined according to the level of achievement of both the objective performance and individual performance goals. Both our and an individual’s performance goals are expected to be established annually, and based upon both our and individual achievement of such goals, our executive officers’ annual incentive bonus potentials are expected to be from approximately 20% to 40% of each executive officer’s base salary, depending upon his or her position. If either we do not achieve our performance goals, or if we achieve our goals but the individual does not, an incentive bonus award will not be granted pursuant to the objective performance goal.

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Long-Term Incentive Compensation. During fiscal 2007, long-term, performance-based compensation of executive officers and other employees took the form of stock option awards granted by our predecessor and such options were assumed by us and became options under the Incentive Plan. The compensation committee believes in the importance of equity ownership for all executive officers and a broader-based segment of our work force, for purposes of economic incentive, key employee retention and alignment of employees’ interests with those of shareholders. The compensation committee believes the Incentive Plan provides us with valuable flexibility to achieve a balance between providing equity-based compensation for employees at all levels, and creating and maintaining long-term shareholder value. Upon an executive officer’s hiring, the compensation committee will make its determination regarding long-term incentive compensation awards based upon prevailing compensation levels in the market for the individual’s position. Thereafter, such determinations will be based upon the executive officer’s past and expected future contributions to our business.

Stock option grants are typically expected to be made when a new executive officer is hired, and in determining the size of stock option grants, the compensation committee will base its determinations on such subjective considerations as the individual’s position within management, experience, market value of the executive’s skill set, and historical grant amounts to similarly positioned executives of our company. All stock options granted during fiscal 2007 will vest at 50% upon completion of this offering, and thereafter approximately 2.0% will vest monthly over the 25 months following completion of this offering.

We have selected these elements because each is considered useful or necessary to meet one or more of the principal objectives of our compensation policy. For instance, base salary and bonus target percentages are set with the goal of attracting employees and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives and retaining key talent. We believe that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

The compensation committee will review our compensation program on an annual basis. In setting compensation levels for a particular executive, the compensation committee will take into consideration the proposed compensation package as a whole and each element individually, but will not be expected to apply any specific formula in doing so. While the importance of one compensation element to another may vary among executive officers, the compensation committee will attempt to correlate the overall compensation package to each executive officer’s past and expected future contributions to our business. We do not have any employment or severance agreements with our current executive officers.

Executive compensation

Summary Compensation Table

The table below presents the compensation for services in all capacities to our company and its subsidiaries for the periods shown, for our principal executive officer, principal financial officer and the other named executive officer of our company for the year ended December 31, 2007.

Name and Principal Position	Salary(1)	Bonus(1)	Option Awards(2)	All Other Compensation(3)	Total
Jirka Rysavy, Chairman	$310,151	$	$—	$—	$310,151
John Schaeffer, Chief Executive Officer	$161,271	$	$1,854	$3,768	$166,893
Vilia Valentine, Chief Financial Officer	$229,589	$	$97,326	$8,736	$335,651

(1)

The Salary and Bonus amounts for 2007 reflect payments made by Gaiam or one of its subsidiaries for all services rendered. In the case of Mr. Rysavy and Ms. Valentine, only a portion of these services were rendered to our company. The current annual salary rate for each named executive officer is $315,000 for Mr. Rysavy, $170,000 for Mr. Schaeffer and $250,000 for Ms. Valentine. Bonuses for 2007 will be awarded by Gaiam’s compensation committee and will be paid in 2008.

(2)

The amounts in the Option Awards column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123(R), rather than an amount paid to or realized by the named executive officer. These option awards were issued by Gaiam. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2007 are included in footnote      to Gaiam’s audited financial statements for the fiscal year ended December 31, 2007.

(3)	All Other Compensation reflects paid time off amounts accrued during 2007 that would be payable upon termination from employment with us and our subsidiaries.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to the options granted for the year ended December 31, 2007 to the executive officers listed in the Summary Compensation Table above, giving effect to the options assumed from our predecessor.

	Real Goods Options				Gaiam Options
Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
John Schaeffer(1)	1/31/2008	270,000	$3.20	$471,549
Vilia Valentine(2)					6/19/07	1,154	$0.00	$19,999

(1)

These options were granted by our predecessor and approved by Gaiam’s board of directors effective July 30, 2007, and were assumed by us after our incorporation on January 29, 2008 and became options under the Incentive Plan on January 31, 2008. The grant date fair value of these options was determined in accordance with SFAS 123(R) using the Black-Scholes option pricing model. These options vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the options will vest each month thereafter.

(2)

This grant of restricted shares of Gaiam Class A common stock was made by Gaiam under its 1999 Long-Term Incentive Plan for all services rendered, only a portion of which were rendered to our company. The grant date fair value of this restricted stock was determined based on the closing price of Gaiam’s Class A common stock on the Nasdaq Global Market on the date of grant. These restricted shares vest 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

Executive compensation

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information as of December 31, 2007 with respect to the value of unexercised options previously awarded to any of our executive officers listed in the Summary Compensation Table above, giving effect to the options assumed from our predecessor.

	Real Goods Options					Gaiam Options
Name	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price	Option Expiration Date	Number of Securities Underlying Unexercised Options (#)				Option Exercise Price	Option Expiration Date
	Exercisable	Unexercisable				Exercisable		Unexercisable
John Schaeffer	—	270,000	(1)	$3.20	1/30/2015	7,000	(2)	1,000	(2)	$5.30	5/22/2010
Vilia Valentine						6,000	(2)	24,000	(2)	$16.00	4/10/2013
						3,000	(2)	27,000	(2)	$11.89	9/14/2013

(1)

These options were granted by us and vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the options will vest each month thereafter. For further information, see footnote 6 to our audited financial statements for the fiscal year ended December 31, 2007, included elsewhere in this prospectus.

(2)

These options were granted by Gaiam under its 1999 Long-Term Incentive Plan. Gaiam’s options normally vest and become exercisable at 2% per month over the 50 months beginning in the eleventh month after date of grant. The exercise price of the options is normally equal to Gaiam’s closing stock market price on the date of grant and the options expire seven years from date of grant. For further information, see footnote 11 to Gaiam’s audited financial statements for the fiscal year ended December 31, 2007, included in Gaiam’s Annual Report on Form 10-K filed with the SEC on March 17, 2008.

Option Exercises

None of the named executive officers exercised any of our options during 2007. However, on December 24, 2007, Mr. Schaeffer exercised options to acquire 2,000 shares of Gaiam’s Class A common stock, realizing net proceeds of $46,334.

Employment, Change of Control and Severance Arrangements

We do not have employment, change of control or severance agreements with any of our current executive officers. However, our directors, officers, and managers are generally required to sign a confidentiality agreement and, upon receiving a stock option grant, a two-year non-compete agreement commencing with the date they leave the employment of our company.

Accounting and Tax Considerations

In designing our compensation programs, we take into consideration the accounting and tax effect that each element will or may have on us and the executive officers and other employees as a group. We aim to keep the expense related to our compensation programs as a whole within certain affordability levels. When determining how to apportion between differing elements of compensation, our goal is to meet our objectives while maintaining relative cost neutrality. For instance, if we increase benefits under one program resulting in higher compensation expense, we may seek to decrease costs under another program in order to avoid a compensation expense that is above the level then deemed affordable under existing circumstances. We typically will recognize a charge to earnings for accounting purposes from the grant date until the end of the vesting period of options.

Executive compensation

We have structured our compensation programs to comply with Internal Revenue Code Sections 162(m) and 409A. Under Section 162(m) of the Internal Revenue Code, a limitation is placed on tax deductions of any publicly held corporation for individual compensation to certain executives of such corporation exceeding $1.0 million during any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the service provider is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. We have no individuals with non-performance-based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit.

Certain Other Plans and Arrangements

The Real Goods 2008 Long-Term Incentive Plan

The Incentive Plan was approved by our board and by Gaiam, our sole shareholder, on January     , 2008. The purpose of the Incentive Plan is to advance the interests of our company and its shareholders by providing incentives to certain employees and other key individuals who perform services for us, including those who contribute significantly to the strategic and long-term performance objectives and growth of our company.

The Incentive Plan is administered by our board of directors or, if the board of directors so designates, by a committee of the board. Our board of directors is expected to designate the compensation committee to administer the Incentive Plan. The Incentive Plan administrator may delegate administrative responsibilities if so permitted by applicable law, other than with respect to executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Incentive Plan provides for the granting of several types of awards, including stock options, stock appreciation rights, or SARs, (rights to receive, without payment to us, cash, Class A common stock, other property or any combination thereof, based on the increase in the value of the number of shares of Class A common stock specified in the award), restricted stock (an award of a number of shares of Class A common stock that are subject to certain restrictions, such as a requirement that the shares shall be forfeited if the holder’s employment or performance of services for us terminates), performance grants (cash, shares of Class A common stock, other consideration such as other of our company’s securities or property or a combination thereof that is paid based on the performance of the holder, our company, one or more of our subsidiaries, divisions or units, or any combination thereof) and other awards deemed by the Incentive Plan administrator to be consistent with the purposes of the Incentive Plan. Awards may be granted alone, or in conjunction with one or more other awards, as determined by the Incentive Plan administrator.

A maximum of 1,000,000 shares of our Class A common stock are authorized to be issued under the Incentive Plan in connection with the grant of awards, subject to adjustments described below. After this offering, approximately 700,000 shares will be available for grant. The Class A common stock issued under the Incentive Plan may be either newly issued shares, treasury shares, reacquired shares or any combination thereof. If our Class A common stock issued as restricted stock or otherwise subject to repurchase or forfeiture rights is reacquired by us pursuant to such rights, or if any award is canceled, terminates or expires unexercised, the Class A common stock which would otherwise have been issuable pursuant to such awards will be available for issuance under new awards.

The Incentive Plan administrator will have exclusive discretion to select the employees and other key individuals performing services for us to whom awards will be granted; to determine the type, size and terms of each award; to modify within certain limits the terms of any award; to determine the time when awards will be granted; to establish performance objectives; to prescribe the form of documents representing awards under the Incentive Plan; and to make all other determinations that it deems necessary or desirable in the interpretation and administration of the Incentive Plan. The Incentive Plan administrator will have the authority to administer and interpret the Incentive Plan, and its decisions will be final, conclusive and binding.

Executive compensation

Awards under the Incentive Plan

➢

Stock Options. A stock option, which may be a nonqualified or an incentive stock option, is the right to purchase a specified number of shares of Class A common stock at a price fixed by the Incentive Plan administrator. The option exercise price for nonqualified options may be equal to or greater than the fair market value of the Class A common stock. In the case of incentive stock options, the option exercise price may not be less than the fair market value of the underlying shares of Class A common stock on the date of grant and, with respect to incentive stock options granted to our employees or any of our affiliates who own more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the option exercise price may not be less than 110% of fair market value on the date of the grant.

Stock options will generally expire not later than ten years or, in the case of incentive stock options granted to employees who own more than 10% of our stock, five years, after the date on which they are granted. Stock options become exercisable at such times and in such installments as the Incentive Plan administrator determines. Payment of the option exercise price must be made in full at the time of exercise in cash, by tendering to us shares of Class A common stock, by a combination thereof or by any other means that the Incentive Plan administrator deems appropriate, which may include the surrender of rights in one or more outstanding awards.

➢	Other Awards. The Incentive Plan also authorizes several other types of awards. These include SARs, restricted stock, and performance grants.

Additional Information

Under the Incentive Plan, if any change in the outstanding shares of Class A common stock occurs by reason of a stock split, stock dividend, combination, subdivision or exchange of shares, recapitalization, merger, consolidation, reorganization or other extraordinary or unusual event, the Incentive Plan administrator may direct appropriate changes in the terms of any award or the number of shares of Class A common stock available for awards. Such changes may include the number or kind of securities that may be issued, the number or kind of securities subject to, or the option exercise price under, any outstanding stock option, the number or kind of securities which have been awarded as restricted stock or any related repurchase option price, the number or value of performance grants, the number or value of any other award, or any measure of performance of any award.

The Incentive Plan permits the Incentive Plan administrator to determine whether it is advisable for us or any of our affiliates to provide financing in connection with the exercise of an award and the payment of related taxes, or to assist in obtaining financing from a bank or other third party in this regard. Such assistance may take any form and be on such terms as the Incentive Plan administrator considers appropriate, which may include a direct loan, a guaranty of the obligation to a third party or the maintenance by us or any of our affiliates of deposits with a bank or third party.

The Incentive Plan administrator may permit payment of taxes required to be withheld with respect to an award in any appropriate manner, which may include by the surrender to us of shares of Class A common stock owned by such person or that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such award.

Generally, no awards under the Incentive Plan may be assigned or transferred in whole or in part, either directly or by operation of law or otherwise (except in the event of a holder’s death), although the Incentive Plan administrator may approve transfers of awards to certain permitted transferees as defined under the Incentive Plan.

The expenses of the Incentive Plan are borne by us. The Incentive Plan will terminate upon the earlier of the adoption of a resolution by the board of directors terminating the Incentive Plan or ten years following the effective date, unless extended by action of the board of directors for up to an additional five years for the grant of awards other than incentive stock options. The

Executive compensation

board of directors may amend the Incentive Plan at any time and from time to time for any purpose consistent with the goals of the Incentive Plan. However, if failure to obtain shareholder approval would adversely affect compliance of the Incentive Plan with Rule 16b-3 promulgated under the Exchange Act, or other applicable law or regulation, no amendment will be effective unless and until approved by shareholders.

Generally Available Benefit Programs

We plan to maintain a tax-qualified 401(k) Plan, which will provide for broad-based employee participation. Executive officers will be eligible to participate in the 401(k) Plan on the same basis as other employees. We do not currently intend to provide defined benefit pension plans or defined contribution retirement plans to our executives or other employees other than the 401(k) Plan described herein.

During fiscal 2007, our executive officers were eligible to receive the same health care coverage that is generally available to our other employees. We also offer a number of other benefits to the named executive officers pursuant to benefit programs which have historically been provided through Gaiam and which provide for broad-based employee participation. We expect these benefits to continue to be provided under Gaiam benefit programs for the foreseeable future. These benefit programs include the medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs, relocation and expatriate programs and services, educational assistance and certain other benefits.

We believe these plans and other generally available benefit programs allow us to remain competitive for employee talent, and the availability of these benefit programs generally enhances employee productivity and loyalty to us. The main objectives of our benefit programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals and enhanced health and productivity, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive officer’s total compensation or Incentive Plan awards.

Relationships with Gaiam

On or after the completion of this offering, we will enter into the agreements with Gaiam described herein. Because these agreements were negotiated while we were a wholly owned subsidiary of Gaiam, they may not reflect terms as favorable as we might have obtained had these agreements been made with an unaffiliated third party.

Repayment of Indebtedness to Gaiam

We expect to use approximately $19.8 million of the net proceeds of this offering to repay amounts advanced by Gaiam to acquire and expand our business. In January 2008, Gaiam advanced us an additional $3.5 million to acquire Carlson Solar. As of December 31, 2007, Gaiam had advanced us approximately $16.3 million to finance such acquisitions and for other corporate purposes. We have no formal written loan agreement with Gaiam regarding our intercompany payable, and it has no maturity date. Gaiam historically did not charge us interest on this intercompany payable.

Intercorporate Services Agreement

On or before the completion of this offering, we will enter into an Intercorporate Services Agreement with Gaiam. Under the Intercorporate Services Agreement, Gaiam will agree to provide to us certain services that may include business and facilities management, human resources and employee benefits, payroll, internal audit and risk management, treasury and cash management, tax, legal, accounts payable, telecommunications services, including call center support, and information technology services. Gaiam will agree to make each service available to us on an as-needed basis.

The initial term of this agreement is from January 1, through December 31, 2008, and thereafter this agreement automatically renews on a quarter-to-quarter basis. We may elect to continue this agreement for eighteen months following the completion of this offering and, provided we are not in material default under this agreement, Gaiam may not terminate it during this time if it owns more than 20% of our outstanding common equity. Any decision by us to terminate this agreement would be approved by disinterested members of our management and board of directors under our procedures regarding related party transactions. We will pay a service charge that will generally reflect the same payment terms and be calculated using the same cost allocation methodologies for the particular service as those associated with our historical costs, and the recipient will reimburse the provider any out-of-pocket expenses, including the cost of any third-party consents required. We and Gaiam will agree on the aggregate annual amount for a particular year that we will owe Gaiam for the services expected to be performed that year based upon the parties’ good faith estimates of those required services and the fees for such services. We expect to estimate the first year’s fees under this agreement sometime after we complete our first quarter of independent operations. These fees will be paid on a quarterly basis. The annual fee amount, as well as any quarterly changes, must be approved in writing by the disinterested members of each of our and Gaiam’s boards of directors.

Tax Sharing and Indemnification Agreement

On or before the completion of this offering, we will enter into a Tax Sharing and Indemnification Agreement with Gaiam that generally will govern Gaiam’s and our rights, responsibilities, and obligations after this offering with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of this offering. Under the Tax Sharing and Indemnification Agreement, we expect, with certain exceptions, that we will generally be responsible for the payment of all income and non-income taxes attributable to our operations and the operations of our direct and indirect subsidiaries, whether or not such tax liability is reflected on a consolidated or combined tax return filed by Gaiam. Under the Tax Sharing and Indemnification Agreement, after the

Relationships with Gaiam

date we cease to be a member of Gaiam’s consolidated group for federal income tax purposes, to the extent we become entitled to utilize any tax credit and loss carryforwards created prior to the date of deconsolidation, we will be required to distribute to Gaiam the tax effect of such carryforwards. In addition, we generally will be responsible for a portion of any additional taxes that are required to be paid for periods prior to this offering date as a result of a tax audit. The Tax Sharing and Indemnification Agreement will also set forth the respective rights, responsibilities, and obligations between Gaiam and us with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other tax matters. Under the Tax Sharing and Indemnification Agreement, we and Gaiam will each indemnify and hold harmless the other from and against any breach by a party of any representation, covenant, statement, promise or obligation of that party under this agreement. These indemnity obligations continue indefinitely, subject to any applicable statutes of limitations.

Registration Rights Agreement

We will enter into a Registration Rights Agreement with Gaiam, the current holder of our outstanding Class A and Class B common stock (or its permitted transferee), on or before the completion of this offering. For a description of the Registration Rights Agreement, see “Description of our Capital Stock—Registration Rights” below.

Our Policies Regarding Related-Party Transactions

Any related-party transaction is reviewed by disinterested members of management and, if material, by disinterested members of the board of directors or a committee thereof to ensure that the transaction reflects terms that are at least as favorable for us as we would expect in a similar transaction negotiated at arm’s length by unrelated parties. Our written policies regarding these related-party transactions are contained in our bylaws.

Principal shareholders

Ownership of Our Company

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 20, 2008 and as adjusted to give effect to the sale of             shares of our Class A common stock in this offering by:

➢	each person (or group of affiliated persons) who beneficially owned more than 5% of the outstanding shares of our common stock,

➢	each director,

➢	each officer named in the Summary Compensation Table and

➢	all current directors and executive officers as a group.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. The information shown in the table below is based on 7,846,707 shares of our Class A common stock and 2,153,293 shares of our Class B common stock outstanding as of March 20, 2008 and             shares of our Class A common stock and 2,153,293 shares of our Class B common stock outstanding after this offering. The percentage ownership information shown assumes no exercise of the underwriters’ over-allotment option and that no person listed in the table below purchases shares of our Class A common stock in this offering.

		Prior to this Offering		After this Offering
Title of Class	Beneficial Owner	Number of Shares(2)	Percent of Class(2)	Number of Shares(3)		Percent of Class(3)
Class A	Gaiam, Inc.(1)(5)	7,846,707	100.0%	7,846,707
	Jirka Rysavy		*			*
	John Schaeffer		*	135,000	(4)	*
	Vilia Valentine		*			*
	James Argyropoulos		*			*
	Barbara Mowry		*			*
	Ted Nark		*			*
	All directors and officers as a group (six persons)		*			*
Class B	Gaiam, Inc.(1)(5)	2,153,293	100.0%	2,153,293		100.0%

*	Less than 1%

(1)	The address of Gaiam, Inc. is 360 Interlocken Boulevard, Broomfield, Colorado, 80021.

(2)

The numbers and percentages related to the Class A common stock shown include the shares of Class A common stock actually owned as of March 20, 2008 and the shares of Class A common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Class A common stock that the identified person or group had the right to acquire within 60 days of March     , 2008 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of Class A common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Class A common stock owned by any other person or group.

(3)

The numbers and percentages related to the Class A common stock shown include the shares of Class A common stock actually owned as of completion of this offering and the shares of Class A common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Class A common stock that the identified person or group had the right to acquire within 60 days of the completion of this offering upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of Class A common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Class A common stock owned by any other person or group.

(4)	Includes 135,000 shares of Class A common stock issuable upon the exercise of stock options which can be exercised within 60 days of the date of this offering.

(5)

The shares of Class B common stock are convertible one-for-one into shares of Class A common stock at the option of the holder of shares of Class B common stock. Each holder of Class B common stock is entitled to ten votes on all matters submitted to a vote of shareholders. See “Description of Our Capital Stock.”

Principal shareholders

Ownership of Gaiam by Our Directors and Executive Officers

The following table sets forth certain information with respect to the beneficial ownership of the common stock of Gaiam as of March 20, 2008 by (i) each director, (ii) each officer named in the Summary Compensation Table and (iii) all current directors and executive officers as a group. The information shown in the table below is based on 19,677,864 shares of Gaiam’s Class A common stock and 5,400,000 shares of Gaiam’s Class B common stock outstanding as of March 20, 2008. Except as otherwise noted in the footnotes below, each person identified below has sole voting and investment power with respect to such securities.

Title of Class	Beneficial Owner(1)	Number of Shares(2)	Percent of Class
Class A	Jirka Rysavy(3)(4)	6,268,682	25.0%
	John Schaeffer(5)	15,500	*
	Vilia Valentine(5)	16,154	*
	James Argyropoulos(5)(6)	322,701	1.7
	Barbara Mowry	24,623	*
	Ted Nark(5)	21,787	*
	All directors and officers as a group (six persons)	6,669,447	26.6
Class B	Jirka Rysavy(4)	5,400,000	100.0%

*	Less than 1%

(1)

This table is based upon information supplied by officers, directors and principal shareholders or from Schedule 13Ds and 13Gs and Forms 3, 4 and 5 filed with the SEC. All beneficial ownership is direct, except as otherwise noted.

(2)

The numbers and percentages shown include the shares of Class A common stock actually owned as of January 31, 2008 and the shares of Class A common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Class A common stock that the identified person or group had the right to acquire within 60 days of January 31, 2008 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of Class A common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Class A common stock owned by any other person or group.

(3)	Includes 5,400,000 shares of Class A common stock of Gaiam issuable upon conversion of Class B common stock of Gaiam.

(4)	The address of Mr. Rysavy is 360 Interlocken Boulevard, Broomfield, Colorado, 80021.

(5)

Includes the following shares issuable upon the exercise of stock options which can be exercised within 60 days of January 31, 2008: Mr. Schaeffer, 8,000; Ms. Valentine, 15,000; Mr. Argyropoulos, 10,000 and Mr. Nark, 10,000.

(6)	Includes 303,333 shares of Class A common stock of Gaiam held by Argyropoulos Investors, of which Mr. Argyropoulos is a principal.

Description of our capital stock

General

Although we believe the following summary description of our capital stock, our articles of incorporation and our bylaws covers all material provisions affecting the rights of holders of our capital stock, this summary is not intended to be complete and is qualified by reference to the provisions of applicable law and to our articles of incorporation and bylaws, both of which are included as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock is 250,000,000 shares and consists of 150,000,000 shares of Class A common stock, $.0001 par value per share; 50,000,000 shares of Class B common stock, $.0001 par value per share; and 50,000,000 shares of preferred stock, par value $.0001 per share. Following this offering we expect to have outstanding              shares of Class A common stock, and 2,153,293 shares of Class B common stock. There will be no shares of preferred stock outstanding. Prior to this offering, the shares of our Class B common stock were held by Gaiam, and Gaiam will continue to hold those shares following this offering. Following this offering, we expect to have 1,000,000 shares of Class A common stock reserved for issuance upon the exercise of options, 70,000 shares of Class A common stock reserved for issuance upon the exercise of warrants and 280,000 shares of Class A common stock reserved for issuance upon the exercise of certain contractual rights. The warrants entitle the warrant holder to acquire the specified number of shares of our Class A common stock at an exercise price of $3.20 per share, and expire seven years from their respective dates of grant. The warrants vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter.

Gaiam owns all of our Class B common stock. The Class B common stock may be transferred by the holder thereof except that we will not effect such transfer unless such holder shall have elected in writing either (i) to transfer such shares as shares of Class B common stock or (ii) to convert such shares into shares of Class A common stock simultaneously with such transfer. No change in control, merger, consolidation, reorganization or similar transaction affecting a holder of the Class B common stock that is a corporation or partnership shall be deemed to be a transfer of the shares of Class B common stock. The shares of Class B common stock are convertible one-for-one into shares of Class A common stock, at the option of the holder of the shares of Class B common stock. Prior to the completion of this offering, Gaiam converted 7,846,707 shares of our Class B common stock into an equal number of shares of Class A common stock.

Our board of directors is authorized, subject to any limitations prescribed by Colorado law, to issue at any time up to 50,000,000 shares of preferred stock. The board may provide for the issuance of the preferred stock in one or more series or classes with designations, preferences, limitations and relative rights determined by the board without any vote or action by the shareholders, although the board may not issue voting preferred stock without the consent or approval of a majority of the Class B common stock. As a result, the board has the power to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of the common stock. Although we have no current plans to issue any preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from attempting to acquire us. Such an issuance could also dilute the voting power or other incidents of ownership of holders of our common stock.

Voting Rights

Each holder of shares of Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Each share of Class B common stock is entitled to ten votes on all matters submitted to a vote of shareholders. There are no cumulative voting rights. All holders of shares of Class A common stock and shares of Class B

Description of our capital stock

common stock vote as a single group on all matters that are submitted to the shareholders for a vote. Accordingly, holders of a majority of the shares of Class A common stock and shares of Class B common stock entitled to vote in any election of directors may elect all of the directors who stand for election. A required number of shareholders having the minimum number of votes that would be necessary to authorize or take action at a meeting at which all of the shares entitled to vote thereon were present and voted may consent to an action in writing and without a meeting under certain circumstances.

Dividends and Liquidation

Shares of Class A common stock and shares of Class B common stock are entitled to receive dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of a liquidation, dissolution or winding up of our company, the shares of Class A common stock and shares of Class B common stock are entitled to share ratably in our assets remaining after the payment of all of our debts and other liabilities. Holders of shares of Class A common stock and shares of Class B common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to the shares of Class A common stock and Class B common stock.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

The following provisions, which are contained in our articles of incorporation or bylaws, could have the effect of delaying, deferring or preventing a change in control of our company.

Our articles of incorporation and bylaws provide that our board may consist of any number of directors, which may be fixed from time to time by our board. Newly created directorships resulting from any increase in our authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or special meeting of shareholders called for that purpose, and any vacancies on our board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled a majority of our board then in office, even if less than a quorum is remaining in office.

Our articles of incorporation provide that shareholders holding the required number of shares may consent to an action in writing without the need to hold a meeting. More specifically, the articles of incorporation provide that any action that is required or permitted under Articles 101 to 117 of the Colorado Business Corporation Act or under our articles of incorporation to be taken at a meeting of shareholders may be taken without a meeting if shareholders that sign the written consent hold not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted. After this offering, because Gaiam will have approximately     % of the total voting power of our common stock voting as a single class, Gaiam will be able to consent to certain actions in writing, without the need for additional shareholder approval or actions.

Our bylaws require advance notice by a shareholder of any proposal to be brought before an annual meeting of shareholders by a shareholder, including any nomination for election of directors by any shareholder entitled to vote for the election of directors at the meeting. Our bylaws also provide that no shareholder proposal may be considered at a meeting of our shareholders unless the proposal relates to a matter on which a shareholder vote is required by our charter, bylaws or by applicable law.

Cumulative voting in the election of directors is not permitted under our articles of incorporation or bylaws. Each holder of our Class A common stock has one vote on all matters submitted to shareholders for each share of Class A common stock standing in the name of such holder on our books. Each holder of our Class B common stock has ten votes on all matters submitted to shareholders for each share of Class B common stock. Except as otherwise provided in our articles of incorporation or as otherwise provided by law, all shares of our common stock entitled to vote will vote as a single class on all matters submitted to the shareholders. We may not issue any additional shares of Class B common stock (except in connection with stock splits and stock dividends) and the rights of the holders of Class B common stock may not be amended

Description of our capital stock

except by the affirmative vote of the holders of a majority of the voting power of the shares of Class A common stock and of Class B common stock entitled to vote, each voting separately as a class. After this offering, Gaiam will hold 100% of our Class B common stock and will beneficially own approximately         % of our outstanding shares of common stock, assuming Gaiam’s Class B common stock were converted into Class A common stock. In addition, immediately after this offering and assuming no conversion of any outstanding shares of Class B common stock, Gaiam will have approximately         % of the total voting power of our common stock voting as a single class. Consequently, Gaiam will be able to exert substantial influence over our company and control matters requiring approval by our shareholders, including the election of directors, increasing our authorized capital stock, financing activities, a merger or sale of our assets and the number of shares available for issuance under our Incentive Plan. Our articles of incorporation provide that our board of directors may authorize the issuance of preferred stock, subject only to the approval of holders of our Class B common stock. As a result of Gaiam’s control, no change of control of our company can occur without Gaiam’s consent.

Subject to repeal or change by action of our shareholders, our board may amend, supplement or repeal our bylaws or adopt new bylaws.

Registration Rights

Under a Registration Rights Agreement that we will enter into on or before the commencement of this offering, the holder of our Class B common stock (or its permitted transferee) will have the right to require us to register with the SEC all or any portion of the shares of Class B common stock or the Class A common stock into which such Class B common stock may be converted so that those shares may be publicly resold, or to include such shares in any registration statement we file, subject to certain exceptions, conditions and limitations, including a lock-up agreement with the underwriters. These rights include demand registration rights, Form S-3 registration rights and “piggyback” registration rights, in each case on and subject to the terms and conditions identified in the Registration Rights Agreement. We will generally pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations. These registration rights terminate upon the earlier of either      years following the completion of this offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities during any 90-day period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, or pursuant to another similar exception. However, if a holder owns more than 10% of our outstanding securities, such holder shall continue to have registration rights beyond the     -year limitation until such time as all of the holder’s securities may be sold pursuant to Rule 144(k) or such holder owns less than 10% of our outstanding securities. The resale of these shares in the public market upon exercise of those registration rights could adversely affect the market price of our common stock. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company.

Listing

We intend to apply to have our Class A common stock included for quotation on the Nasdaq Global Market under the symbol “RSOL.”

Shares eligible for future sale

Prior to this offering, no public market existed for our Class A common stock. Market sales of shares of our Class A common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to obtain capital, especially through an offering of equity securities. We are unable to estimate the number of shares that may be sold in the future or the effect, if any, that such sales of shares will have on the market price of our Class A common stock.

Upon the completion of this offering, we will have              shares of Class A common stock outstanding (assuming no exercise of the underwriters’ over-allotment option), and 2,153,293 shares of Class B common stock outstanding that is held by Gaiam and that is convertible into 2,153,293 shares of Class A common stock. All of the shares of Class A common stock sold in this offering will be freely tradable under the Securities Act, unless purchased by our “affiliates,” as defined in Rule 144, which would be subject to the limitations and restrictions described below.

Our directors, executive officers and certain shareholders who hold either securities or who hold securities under one or more of our stock plans have agreed with the underwriters not to directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock without the prior written consent of ThinkEquity Partners LLC for a period of 180 days after the date of this prospectus (                    , 2008). Gaiam has agreed to the same lock-up agreement related to our Class A and Class B common stock for a period of 270 days after the date of this prospectus (                    , 2008). Upon the expiration of these lock-up agreements, all of the shares of Class A common stock owned by these shareholders, will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of Class A common stock then outstanding (             shares immediately after this offering or              if the underwriters’ over-allotment is exercised in full) or (ii) the average weekly trading volume of our Class A common stock on the Nasdaq Global Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC. Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any shareholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

In addition, employees of ours who hold outstanding shares of Class A common stock or options to acquire shares of Class A common stock are entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permit affiliates to sell Rule 701 shares without having to comply with Rule 144’s holding period restrictions, in each case commencing 90 days after the date of completion of this offering.

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of Class A common stock subject to outstanding stock options granted under the Incentive Plan, as well as the shares of Class A common stock reserved for issuance pursuant to the Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, be available for sale in the open market.

Shares eligible for future sale

Upon the completion of this offering, Gaiam, as the holder of our Class B common stock, or its transferee, will be entitled to rights with respect to the registration of its shares of common stock under the Securities Act, subject to the terms of the lock-up agreement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, subject to the lock-up agreements described above. See “Description of our Capital Stock—Registration Rights.”

Material U.S. federal income tax consequences to non-U.S.

shareholders

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Class A common stock by a non-U.S. shareholder. For purposes of this discussion, a non-U.S. shareholder is a beneficial owner of our Class A common stock who is treated for U.S. federal tax purposes as:

➢	a non-resident alien individual,

➢

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the U.S. or any state or political subdivision thereof,

➢	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source or

➢

a trust, other than a trust that (i) is subject to the primary supervision of a court within the United States and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner who is a partner in a partnership or other flow-through entity that holds our Class A common stock should consult its own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock.

This summary assumes that our Class A common stock is held as a capital asset (generally, property held for investment). The discussion does not address all of the U.S. federal income tax considerations that may be relevant to a non-U.S. shareholder in light of its particular circumstances or to non-U.S. shareholders that may be subject to special treatment under U.S. federal tax laws, such as persons subject to special tax rules (such as, financial institutions, insurance companies, broker-dealers, partnerships, and tax-exempt organizations) or persons that will hold our Class A common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any (i) U.S. federal income tax consequences to a non-U.S. shareholder that (A) is a nonresident alien individual present in the United States for 183 or more days during the taxable year or (B) is subject to provisions of the Internal Revenue Code applicable to U.S. expatriates, and (ii) state, local, or foreign tax considerations. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service, or IRS, and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of our Class A common stock is advised to consult a tax advisor with respect to the U.S. federal, state, local or non-U.S. tax consequences of acquiring, holding and disposing of our Class A common stock.

Dividends

Although we do not expect to pay any cash dividends in the foreseeable future on our Class A common stock, any dividend paid to a non-U.S. shareholder with respect to our Class A common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a non-U.S. shareholder must certify as to its status, and to any right to reduced withholding under an applicable income tax treaty, on a properly completed IRS Form W-8BEN in order to obtain the benefit of such right. If, however, the non-U.S. shareholder provides an IRS Form W-8ECI,

Material U.S. federal income tax consequences to non-U.S. shareholders certifying that the dividend is effectively connected with the non-U.S. shareholder’s conduct of a trade or business within the United States, the dividend will not be subject to withholding. Instead, such dividends are subject to U.S. federal income tax at regular rates applicable to U.S. persons generally and, for corporate holders, may also be subject to “branch profits tax.”

Sale or Disposition of our Class A Common Stock

A non-U.S. shareholder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless (i) such gain is effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business or (ii) we are or become a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes. We do not believe that we are or will become a USRPHC.

Information Reporting and Backup Withholding

In general, backup withholding will not apply to dividends on our Class A common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. shareholder if the holder has provided the required certification that such holder is a non-U.S. shareholder and neither we nor our paying agents have actual knowledge or reason to know otherwise. In addition, backup withholding will generally not apply to proceeds derived from the sale of our Class A common stock paid to a non-U.S. shareholder if the holder has provided the required certification that such holder is a non-U.S. shareholder and the paying agent does not have actual knowledge or reason to know otherwise.

Generally, we must report to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. This information reporting requirement will apply even if no tax was required to be withheld.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. shareholder may be refunded, or credited against the holder’s U.S. federal income tax liability, provided that certain required information is provided to the IRS.

Underwriting

ThinkEquity Partners LLC is acting as bookrunning lead manager of this offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated as of the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of the shares of our Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
ThinkEquity Partners LLC
Canaccord Adams Inc.
Broadpoint Capital, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase             shares of our Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The obligation of the underwriters to purchase the shares is several and not joint meaning that, subject to the terms of the underwriting agreement, each underwriter is obligated to purchase only the number of shares set forth opposite its name.

The underwriters have advised us that they propose to offer the shares of our Class A common stock initially to the public at $            per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $            per share. The underwriters may allow, and the dealers may reallow, a concession of not more than $            per share. If all the shares are not sold at the initial offering price, the representatives may change the offering price and other selling terms.

We have granted to the underwriters an over-allotment option to purchase up to an additional             shares of our Class A common stock from us at the same price as to the public, and with the same underwriting discount, as set forth on the front cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.

We and each of our officers and directors have agreed not to offer to sell, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), directly or indirectly, any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any transaction is to be settled by delivery of Class A common stock or other securities, in cash or otherwise, without the prior written consent of ThinkEquity Partners LLC for a period of 180 days after the date of this prospectus. The determination to release a party from the restrictions described above will be based on the expected impact on the trading price of our Class A common stock. Gaiam has agreed to the same lock-up agreement related to our Class A or Class B common stock for a 270-day period after the date of this prospectus. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with FINRA Rule 2711(f)(4), if (1) during the last 17 days of the initial applicable lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial applicable lock-up period, we announce

Underwriting

that we will release earnings results during the 16-day period beginning on the last day of the initial applicable lock-up period, then in each case the initial applicable lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

The restrictions described in this paragraph do not apply to:

➢	the sale of shares to the underwriters,

➢	transactions by any person other than us relating to shares purchased in this offering,

➢	the issuance by us of shares of our Class A common stock pursuant to our employee benefit plans and non-employee directors benefit plans described in this prospectus,

➢

the issuance by us of shares of our Class A common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing,

➢

the issuance by us of stock options; provided that such options do not become exercisable or vest during such 180-day period, and the issuance of options (and our shares upon the exercise of such options) under our employee benefit plans and non-employee directors benefit plans described in this prospectus,

➢	transfers of shares of Class A common stock or any security convertible into Class A common stock as a bona fide gift or

➢

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that such plan does not provide for the transfer of Class A common stock during the restricted period;

provided that in the case of any gift, (i) each donee or distributee shall sign and deliver a lock-up letter containing substantially the same restrictions as described herein, and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Class A common stock, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence.

We intend to apply to have our Class A common stock included for quotation on the Nasdaq Global Market under the symbol “RSOL.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our Class A common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the

Underwriting

over-allotment option. Transactions to close out the covered syndicate short positions involve either purchases of the Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our Class A common stock. They may also cause the price of our Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third-party vendor or by one or more of the underwriters. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

We and the underwriters have each agreed to indemnify the other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments an indemnified party may be required to make because of any of those liabilities.

Pricing of the Offering

Prior to this offering, there has been no public trading market for the shares of our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, were our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, an assessment of our management, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Certain of the underwriters and their respective affiliates may perform various financial advisory and investment banking services for us or Gaiam, for which they may receive customary fees and expenses.

Underwriting

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our Class A common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our Class A common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be made to the public in that relevant member state at any time

➢	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or

➢

to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

➢	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication to 100 or more persons, other than qualified investors, in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each purchaser of shares of our Class A common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

The sellers of shares of our Class A common stock have not authorized and do not authorize the making of any offer of shares of our Class A common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of shares of our Class A common stock as contemplated in this prospectus. Accordingly, no purchaser of shares of our Class A common stock, other than the underwriter, is authorized to make any further offer of shares of our Class A common stock on behalf of the underwriter.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined above) that are also investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, (ii) high net worth entities falling within Article 49(2) of the Order, or (iii) other persons to whom it may lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Legal matters

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Bartlit Beck Herman Palenchar & Scott LLP, Denver, Colorado. Certain legal matters will be passed upon for the underwriters by Greenberg Traurig, LLP, Phoenix, Arizona.

Experts

Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, has audited our consolidated financial statements for the years ended December 31, 2005, December 31, 2006 and December 31, 2007, as set forth in their report, which is included in this prospectus. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ehrhardt Keefe Steiner & Hottman PC’s report, given on their authority as experts in accounting and auditing.

Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, has audited the statements of operations and cash flows of Marin Solar, Inc. for the ten months ended October 31, 2007 and the balance sheet as of December 31, 2006 and for the year then ended. Ehrhardt Keefe Steiner & Hottman PC has also audited the consolidated balance sheets and statements of operations and cash flows of Carlson Solar as of and for the years ended December 31, 2006 and December 31, 2007, as set forth in their reports, which are included in this prospectus. We have included Marin Solar’s balance sheet, statements of operations and cash flows and Carlson Solar’s balance sheets, statements of operations and cash flows in this prospectus and elsewhere in the registration statement in reliance on Ehrhardt Keefe Steiner & Hottman PC’s reports, given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to our Class A common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. Each of these statements is qualified in all respects by this reference. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a prescribed duplicating fee, by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC’s website address is www.sec.gov. You may also request a copy of any of these filings, at no cost, by writing us at 360 Interlocken Boulevard, Broomfield, Colorado 80021 or by telephoning us at (303) 222-8400.

Upon the effectiveness of the registration statement, we will be subject to the information and reporting requirements of the Exchange Act, and we will file periodic reports, proxy and information statements and other information with the SEC. Such periodic reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to issue to our shareholders annual reports, which will include audited financial statements and a report of our independent auditors with respect to the examination of such financial statements. In addition, we will issue such other interim reports as we deem appropriate. We also maintain a website at www.realgoodssolar.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of independent registered public accounting firm

The Board of Directors and Shareholders

Real Goods Solar, Inc.

We have audited the accompanying consolidated balance sheets of Real Goods Solar, Inc. as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule II for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying balance sheets as of December 31, 2006 and 2007 and the statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-1 of Real Goods Solar, Inc.).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Real Goods Solar, Inc. as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule II for each of the three years in the period ended December 31, 2007, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ehrhardt Keefe Steiner & Hottman PC

February 1, 2008

Denver, Colorado

REAL GOODS SOLAR, INC.

Consolidated balance sheets

	As of December 31,
(in thousands, except share and per share data)	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$248	$542
Accounts receivable, net	2,876	3,632
Inventory	2,671	2,454
Deferred costs on uncompleted contracts	226	992
Deferred advertising costs	257	277
Deferred tax assets	12	154
Other current assets	77	19

Total current assets	6,367	8,070
Property and equipment, net	4,231	4,382
Goodwill and other intangibles, net	2,759	6,094
Deferred tax assets	2,684	2,324
Other assets	—	116

Total assets	$16,041	$20,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$177	$1,275
Accrued liabilities	21	421
Deferred revenue on uncompleted contracts	376	1,354
Payable to Gaiam	13,919	16,286

Total current liabilities	14,493	19,336

Commitments and contingencies
Shareholders’ equity:
Preferred stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, par value $.0001 per share; 150,000,000 shares authorized; no shares issued and outstanding	—	—
Class B common stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	2,150	2,150
Accumulated deficit	(602)	(500)

Total shareholders’ equity	1,548	1,650

Total liabilities and shareholders’ equity	$16,041	$20,986

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statements of operations

	Years ended December 31,
(in thousands, except per share data)	2005	2006	2007
Net revenue	$12,114	$16,812	$18,922
Cost of goods sold	7,763	10,862	12,426

Gross profit	4,351	5,950	6,496

Expenses:
Selling and operating	3,464	4,964	5,728
General and administrative	492	567	582

Total expenses	3,956	5,531	6,310

Income before income taxes	395	419	186
Income tax expense	159	169	84

Net income	$236	$250	$102

Net income per share:
Basic and diluted	$0.02	$0.03	$0.01

Weighted average shares outstanding:
Basic and diluted	10,000	10,000	10,000

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statement of changes in shareholders’ equity

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balance at December 31, 2004	—	$—	—	$—	$2,150	$(1,088)	$1,062
Net income	—	—	—	—	—	236	236

Balance at December 31, 2005	—	—	—	—	2,150	(852)	1,298
Net income	—	—	—	—	—	250	250

Balance at December 31, 2006	—	—	—	—	2,150	(602)	1,548
Net income	—	—	—	—	—	102	102

Balance at December 31, 2007	—	$—	—	$—	$2,150	$(500)	$1,650

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2005	2006	2007
Operating activities:
Net income	$236	$250	$102
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	83	81	94
Amortization	—	—	7
Deferred income tax expense	159	436	218
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(997)	(1,000)	(35)
Inventory	(341)	(1,558)	243
Deferred costs on uncompleted contracts	—	(226)	(481)
Deferred advertising costs	(71)	(17)	(19)
Other current assets	—	(46)	(38)
Accounts payable	300	(354)	690
Accrued liabilities	11	9	(96)
Deferred revenue on uncompleted contracts	—	376	621

Net cash provided by (used in) operating activities	(620)	(2,049)	1,306

Investing activities:
Purchase of property and equipment	—	(42)	(7)
Proceeds from sale of property and equipment	—	—	6
Purchase of business, net of cash acquired	—	—	(3,377)

Net cash used in investing activities	—	(42)	(3,378)

Financing activities:
Proceeds from borrowings from Gaiam	719	2,125	2,366

Net cash provided by financing activities	719	2,125	2,366

Net increase in cash and cash equivalents	99	34	294
Cash and cash equivalents at beginning of year	115	214	248

Cash and cash equivalents at end of year	$214	$248	$542

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

1. Principles of Consolidation, Organization and Nature of Operations

The accompanying financial statements represent the solar energy business (“we”, “us”, or “our”) of Gaiam, Inc. and its subsidiaries (“Gaiam” or the “Parent”) as though the transfer of such business and the related net assets had been transferred to us on January 1, 2003. We are a leading residential solar energy integrator. We were incorporated in Colorado on January 29, 2008 under the name Real Goods Solar, Inc. (“Real Goods”) and are currently a wholly owned subsidiary of Gaiam.

We were not operating as a separate business within Gaiam. Accordingly, the historical financial statements have been prepared on a “carve-out” basis. The historical statements have been prepared in accordance with Regulation S-X, Article 3, General instructions to financial statements, and Staff Accounting Bulletin Topic 1-B1, Costs reflected in historical financial statements (“SAB 1-B1”). The accompanying historical statements include allocations of certain Gaiam expenses, including costs of fulfillment, customer service, financial, and other administrative services. The expense allocations have been determined on bases that Gaiam and we consider to be reasonable reflections of the utilization of services provided or the benefits received by us. The allocations and related estimates and assumptions are described more fully in Note 2, Significant Accounting Policies.

The consolidated financial statements include the accounts of Real Goods Solar and its majority-owned or otherwise controlled subsidiaries. We have eliminated all significant intercompany accounts and transactions. Minority interests in operations of consolidated subsidiaries represents the minority holders’ percentage share of income or losses from the subsidiaries in which we hold a majority, but less than 100 percent, ownership interest and consolidate the subsidiaries’ results in our financial statements. We have included the results of operations of acquired companies from the date of acquisition.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP, and include our accounts and those of our subsidiaries. Intercompany transactions and balances have been eliminated.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include demand deposit accounts with financial institutions and highly liquid investments, which mature within three months of date of purchase. The fair value of the cash and cash equivalents approximates their carrying value because of their short maturities.

Concentration of Risk and Allowance for Doubtful Accounts

We have a potential concentration of credit risk in our accounts receivable in that 2 customers accounted for 48.3% of accounts receivable as of December 31, 2007. These accounts receivable represent rebates receivable from a state governmental agency and a public utility company. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $183,000 and $151,000 as of December 31, 2006 and 2007, respectively. If the financial condition of our customers were to deteriorate such that their ability to make payments to us was impaired, additional allowances could be required.

Notes to consolidated financial statements

Inventory

Inventory consists primarily of solar energy system components (such as solar panels and inverters) and finished goods held for sale at our Solar Living Center located in Hopland, California. We state our inventory at the lower of cost (first-in, first-out method) or market. We identify the inventory items to be written down for obsolescence based on the item’s current sales status and condition. We write down discontinued or slow moving inventories based on an estimate of the markdown to retail price needed to sell through our current stock level of the inventories. As of December 31, 2006 and 2007, we estimated obsolete or slow-moving inventory to be immaterial. Gaiam fulfills approximately 80% of our catalog and Internet sales through its central distribution center. We pay Gaiam, through our Intercorporate Services Agreement, supplier product costs, order fulfillment fees, and freight charges to drop-ship these sales to our customers. We determine the selection of products to be offered and set the sales price. We are responsible for the selling, marketing, and providing of these products to our customers and have our own customer service department to ensure the acceptability of our products. We bear the credit risk for the amount being billed to our customer. We leverage our multichannel distribution (catalog and web promotions, and our retail outlet located at the Solar Living Center) to market slow-moving or obsolete products.

Deferred Advertising Costs

Deferred advertising costs relate to the preparation, printing, advertising and distribution of catalogs. We defer such costs for financial reporting purposes until the catalogs are distributed, then amortize such costs over succeeding periods on the basis of estimated direct relationship sales. We amortize seasonal catalogs within seven months and our annual catalogs within one year. Forecasted sales statistics are the principal factor used in estimating the amortization rate. We expense other advertising and promotional costs as incurred. Amounts recorded as advertising expense were $0.7 million, $1.2 million and $1.1 million for the years ended December 31, 2005, 2006, and 2007, respectively, and are included in selling and operating expense in the consolidated statements of operations.

Property and Equipment

We state property and equipment at cost less accumulated depreciation and amortization. We compute depreciation of property and equipment on the straight-line method over estimated useful lives, generally three to seven years. We amortize leasehold and building improvements over the shorter of the estimated useful lives of the assets or the remaining term of the lease or remaining life of the building, respectively.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. Goodwill is no longer amortized, but is reviewed for impairment annually or more frequently if impairment indicators arise. We compare the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the goodwill impairment test is performed to measure the amount of impairment loss. Since we operate in only one business segment, we assess impairment at the enterprise level. The annual process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Historically, Gaiam has used a market value method for purposes of testing its reporting units for potential goodwill impairment. Factors historically considered by Gaiam were comparable company market values and the ratio of enterprise value to revenue. In assessing our goodwill for impairment, we plan to use a combination of factors, including comparable company market values and multiples of revenue to the extent the information is available. If comparable market information is insufficient, we expect to supplement our assessment with other approaches, such as present value techniques, which will require us to make estimates and judgments about our future cash flows. These cash flow forecasts will be based on assumptions that are consistent with the plans and estimates we use to manage our business. Application of alternative assumptions could yield significantly different results. We do not believe that an impairment existed as of December 31, 2007.

Notes to consolidated financial statements

Purchase Accounting

We account for the acquisition of a controlling interest in a business using the purchase method. In determining the estimated fair value of certain acquired assets and liabilities, we make assumptions based upon historical and other relevant information and, in some cases, reports of independent experts. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results. The estimated fair value of assets and liabilities acquired in recent business combinations are preliminary as of December 31, 2007. We expect to obtain information necessary to finalize the estimated values during 2008.

Revenue Recognition

Revenue consists of solar energy system installation contract fees and sales of renewable and sustainable energy products. We recognize revenue from fixed price contracts using either the completed or percentage-of-completion method, based on the energy size of the solar energy system installation project. We recognize revenue from solar energy system installations of less than 250 kilowatts when the installation is substantially complete, determined based on departure from the job site or passing of building inspection, while we recognize revenue from solar energy system installations equal to or greater than 250 kilowatts on a percentage-of-completion basis, measured by the percentage of contract costs incurred to date to total estimated costs for each contract. We recognize revenue from the sale of renewable and sustainable energy products when the following four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. We recognize amounts billed to customers for postage and handling as revenue at the same time that the revenues arising from the product sale are recognized. We include postage and handling costs, which were approximately $0.6 million for 2005 and $0.7 million each year for 2006 and 2007, in selling and operating expense along with other fulfillment costs.

The current asset “Deferred costs on uncompleted contracts” represents contract costs incurred but not recognizable until recognition of the related contract revenue and revenues in excess of amounts billed. The current liability “Deferred revenue on uncompleted contracts” represents billings in excess of revenue recognized. We had no contracts accounted for under the percentage-of-completion method for 2006 and 2007.

Allocation of Costs

Gaiam provides for us executive, management, financial, audit, accounting, tax, treasury, human resources, payroll, technical, fulfillment, inventory management, customer service and certain occupancy and related office services under an Intercorporate Services Agreement. Our accompanying financial statements include an allocation of these expenses. The allocation is based on a combination of factors, including revenue, order counts, and operating expenses. We believe the allocation methodologies used are reasonable and result in an appropriate allocation of costs incurred by Gaiam and its subsidiaries on our behalf. However, these allocations may not be indicative of the cost of future services.

Share-Based Compensation

As of January 1, 2006, we adopted the provisions of SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS 123(R)”), which requires companies to recognize compensation cost for stock-based awards based on the estimated fair value of the award on date of grant. We measure compensation cost at the grant date based on the fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition or over a service period. We use the Black-Scholes option valuation model to calculate the fair value disclosures under SFAS 123(R). In calculating this fair value, there are certain assumptions that we use, as disclosed in Note 6, Share-Based Compensation, consisting of the expected life of the option, risk-free interest rate, dividend yield, volatility and forfeiture rate. The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense. We did not grant any stock-based awards until 2007. In determining the estimated fair value of our common stock at the date of grant of stock awards, we set the market value based on the combination of two factors: an independent offer to purchase a portion of us in exchange for preferred stock and the value of recent acquisitions. See Note 6, Share-Based Compensation.

Notes to consolidated financial statements

Income Taxes

For financial reporting purposes, we calculated income tax expense and deferred income tax balances as if we were a separate entity and had prepared our own separate tax return. We provide for income taxes pursuant to the liability method as prescribed in SFAS No. 109, Accounting for Income Taxes. The liability method requires recognition of deferred income taxes based on temporary differences between financial reporting and income tax bases of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in determining when these events may occur and whether recovery of an asset is more likely than not. Our effective tax rate remains fairly consistent. We have significant NOL carry forwards and expect our deferred tax assets to be fully recoverable through the reversal of taxable temporary differences in future years as a result of normal business activities. We have agreed to enter into a tax sharing agreement with Gaiam on or before the completion of this offering providing payments to Gaiam as we utilize our NOL in the future. See Note 10, Transactions With Gaiam.

Effective January 1, 2007, we adopted the provisions of SFAS Interpretation No. 48, Accounting of Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN 48”). Under FIN 48, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to our subjective assumptions and judgments which can materially affect amounts recognized in our Consolidated Balance Sheets and Statements of Operations. The result of the reassessment of our tax positions in accordance with FIN 48 did not have a material impact on our consolidated financial statements.

Net Income Per Share

In accordance with SFAS No. 128, Earnings Per Share, we compute Basic Earnings Per Share (“EPS”) by dividing the net income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or warrants to issue shares of our Class A common stock were exercised. Common share equivalents of 340,000 shares have been omitted from net income per share for 2007, as they are anti-dilutive. Net income per share is calculated as if the 10,000,000 shares of Class B common stock, which were issued by us to Gaiam on January 29, 2008, were issued on January 1, 2003.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, actual results may be different from the estimates.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). This statement will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific items, including the following:

➢	acquisition costs will be generally expensed as incurred;

Notes to consolidated financial statements

➢	noncontrolling interests (formerly known as “minority interests”—see SFAS 160 discussion below) will be valued at fair value at the acquisition date;

➢

acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

➢	in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

➢	restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date and

➢	changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

Also included in the statement are a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing GAAP until January 1, 2009. Consequently, we will adopt the provisions of SFAS 141(R) for our fiscal year beginning January 1, 2009. We believe that SFAS 141(R) is applicable to us, but cannot yet reasonably estimate the impact of the statement.

In December 2007, FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We will adopt SFAS 160 at the beginning of our fiscal year commencing January 1, 2009. We believe SFAS 160 will be applicable to us, but cannot yet reasonably estimate the impact to our consolidated financial statements.

In September 2006, FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. We will adopt the provisions of SFAS 157 in our fiscal year commencing January 1, 2008. We currently believe that adoption of the provisions of SFAS 157 will not have a material impact on our consolidated financial statements.

Notes to consolidated financial statements

3. Property and Equipment

Property and equipment, stated at lower of cost or fair value, consists of the following as of December 31:

(in thousands)	2006	2007
Land	$3,100	$3,100
Buildings and leasehold improvements	1,591	1,598
Furniture, fixtures and equipment	119	166
Vehicles	—	191

	4,810	5,055

Accumulated depreciation and amortization	(579)	(673)

	$4,231	$4,382

4. Payable to Gaiam

Since 1999, our business has been funded by intercompany borrowings from Gaiam and through our operating income. As of December 31, 2006 and 2007, we had $13.9 million and $16.3 million, respectively, of intercompany borrowings owed to Gaiam. Historically, Gaiam did not charge us interest on the intercompany borrowings. The transactions that generated the intercompany borrowings consisted of virtually all activities conducted by Gaiam on our behalf, including allocation of product and sales fulfillment costs, allocation of payroll costs, and funding used for and costs related to our business acquisitions, including the recent purchase of Marin Solar, Inc. (“Marin Solar”). The average balance due to Gaiam on the intercompany borrowings was $11,435, $12,857 and $15,103 for the years ended December 31, 2005, 2006 and 2007, respectively. We intend to repay the entire intercompany balance with proceeds from the proposed public offering of our Class A common stock.

5. Leases

We lease office and warehouse space through operating leases. Some of the leases have renewal clauses, which range from three to five years. The following schedule represents the annual future minimum payments, as of December 31, 2007:

(in thousands)	Operating
2008	$132
2009	108

Total minimum lease payments	$240

We incurred rent expense of $73,000, $81,000, and $133,000 for the years ended December 31, 2005, 2006, and 2007, respectively.

6. Share-Based Compensation

Our share-based compensation program is a long-term retention program that is intended to attract, retain and provide incentives for talented employees, officers, and directors and to align shareholder and employee interests. Our predecessor granted options in 2007 that we assumed on January 31, 2008 as options granted under the Real Goods 2008 Long-Term Incentive Plan (the “Incentive Plan”), which provides for the granting of options to purchase up to 1,000,000 shares of our Class A common stock. Both incentive stock options and nonqualified stock options may be issued under the provisions of the Incentive Plan. Employees, members of the board of directors, consultants, business partners, and certain key advisors are eligible to participate in the Incentive Plan, which terminates upon the earlier of a board resolution terminating the Incentive Plan or ten years after the effective date of the Incentive Plan. Options under the Incentive Plan are generally granted with an exercise price equal to the estimated market price of our stock at the date of the grant. Options vest based on performance or service conditions, or some combination thereof. Grants typically expire seven years from the date of grant.

Notes to consolidated financial statements

Expected volatilities are based on a value calculated using the historical volatility of comparable public companies in our industry. Expected life is based on the specific vesting terms of the option and anticipated changes to market value and expected employee exercise behavior. The risk-free interest rate used in the option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future and, therefore, an expected dividend yield of zero is used in the option valuation model. In accordance with SFAS No. 123(R), we are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Our predecessor granted stock options at $0.20 per share that we assumed on January 31, 2008 at an exercise price of $3.20 per share. We do not currently have any forfeiture history and presently, due to the limited number of the grants, do not expect any of the options to be forfeited. The options assumed are for our Class A common stock and vest only upon an initial public offering of our Class A common stock (50% vest upon an initial public offering and thereafter vest approximately 2.0% per month during the 25-month period subsequent to the completion of the initial public offering). The performance of this condition has not been met; therefore, no compensation expense has been recognized. As of December 31, 2007, there was $0.5 million of unrecognized cost related to nonvested share-based compensation arrangements granted under the Incentive Plan. That cost is expected to be recognized over the next 3.5 years.

2007
Expected volatility	67%
Weighted-average volatility	67%
Expected dividends	0%
Expected term (in years)	4.0
Risk-free rate	4.875%

The following is a summary of option activity under the Incentive Plan as of December 31, 2007, and changes during the year then ended, giving effect to the options assumed from our predecessor:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	—	$—
Granted	300,000	3.20
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 31, 2007	300,000	$3.20	3.5	—

Exercisable at December 31, 2007	—	$—	3.5	—

7. Shareholders’ Equity and Warrants

As part of the contingent consideration for the acquisition of Marin Solar, we issued, on November 1, 2007, seven-year warrants to purchase 40,000 shares of Class A common stock at an exercise price of $3.20 per share. See Note 9, Mergers and Acquisitions.

Notes to consolidated financial statements

As of December 31, 2007, giving effect to options assumed from our predecessor, we had the following Class A common shares reserved for future issuance:

Conversion of Class B common shares	10,000,000
Stock options under the Incentive Plan	300,000
Warrants outstanding	40,000

Total shares reserved for future issuance	10,340,000

Each holder of shares of Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Each share of Class B common stock is entitled to ten votes on all matters submitted to a vote of shareholders. There are no cumulative voting rights. All holders of shares of Class A common stock and shares of Class B common stock vote as a single class on all matters that are submitted to the shareholders for a vote. Accordingly, holders of a majority of the shares of Class A common stock and shares of Class B common stock entitled to vote in any election of directors may elect all of the directors who stand for election. A required number of shareholders having the minimum number of votes that would be necessary to authorize or take action at a meeting at which all of the shares entitled to vote thereon were present and voted may consent to an action in writing and without a meeting under certain circumstances.

Shares of Class A common stock and shares of Class B common stock are entitled to receive dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of a liquidation, dissolution or winding up of our Company, the shares of Class A common stock and shares of Class B common stock are entitled to share ratably in our assets remaining after the payment of all of our debts and other liabilities. Holders of shares of Class A common stock and shares of Class B common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to the shares of Class A common stock and Class B common stock.

8. Income Taxes

In accordance with SAB 1-B1, we calculated income tax expense and deferred income tax balances as if we were a separate entity from Gaiam and had prepared our own separate tax returns. The resulting income taxes were settled through Payable to Gaiam.

Our provision for income taxes is comprised of the following:

	Years ended December 31,
(in thousands)	2005	2006	2007
Current:
Federal	$—	$(228)	$(114)
State	—	(39)	(20)

	—	(267)	(134)

Deferred:
Federal	136	372	186
State	23	64	32

	159	436	218

Total	$159	$169	$84

Notes to consolidated financial statements

Variations from the federal statutory rate are as follows:

(in thousands)	2005	2006	2007
Expected federal income tax expense at statutory rate of 34%	$134	$142	$67
Effect of permanent differences	1	2	5
State income tax expense, net of federal benefit and utilization of net operating loss	24	25	12

Income tax expense	$159	$169	$84

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net accumulated deferred income tax asset as of December 31, 2006 and 2007 are as follows:

(in thousands)	2006	2007
Deferred tax assets (liabilities):
Current:
Provision for doubtful accounts	$72	$60
Inventory-related expense	15	4
Accrued liabilities	24	27
Prepaid and deferred catalog costs	(99)	(108)
Net operating loss carryforward	—	171

Total current deferred tax assets	$12	$154

Non-current:
Depreciation and amortization	$(36)	$16
Net operating loss carryforward	2,720	2,586
Other	—	(278)

Total non-current deferred tax assets	$2,684	$2,324

Total net deferred tax assets	$2,696	$2,478

At December 31, 2006 and 2007, we had NOL carry forwards of approximately $6.8 million and $6.9 million, respectively, which may be used to offset future taxable income. These carryforwards expire beginning in 2020. The Internal Revenue Code contains provisions that limit the NOL available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the utilization of NOL carryforwards from tax periods prior to the ownership changes. Our NOL carryforwards as of December 31, 2006 and 2007 are subject to annual limitations due to changes in ownership.

We expect the deferred tax assets at December 31, 2006 and 2007 to be fully recoverable through the reversal of taxable temporary differences in future years as a result of normal business activities unless we make a public offering of more than 20% of our capital, in which case we will effectively lose one year of our carryforward period and have to impair our deferred tax asset by approximately $0.2 million. Accordingly, no valuation allowances for deferred tax items were considered necessary as of December 31, 2006 or 2007.

We have entered into a tax sharing agreement with Gaiam providing for payments to Gaiam as we utilize our NOL in the future. See Note 10, Transactions With Gaiam.

Notes to consolidated financial statements

9. Mergers and Acquisitions

On November 1, 2007, we purchased 100% ownership of Marin Solar for $3.2 million in cash, plus direct acquisition costs of approximately $0.2 million. We acquired Marin Solar in order to expand our penetration into the Northern California solar energy market and enter the large installations market. The purchase agreement provides for additional consideration contingent upon the amount of revenue generated from certain potential customers and the collection of certain rebates. As additional consideration, we granted to the sellers warrants to purchase 40,000 shares of our Class A common stock at an exercise price of $3.20 per share. The warrants have a seven year term and vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter. We have not yet recognized the contingent consideration because its amount is not determinable beyond a reasonable doubt. At the time any of the contingent consideration becomes probable and can be estimated, we will recognize it as additional purchase price and allocate it to goodwill and other intangibles, as appropriate. Marin Solar’s results of operations for November and December 2007 are included in our Consolidated Statement of Operations for the Year Ended December 31, 2007.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. We are in the process of preparing valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement. Goodwill is not expected to be deductible for tax purposes.

(in thousands)	November 1, 2007
Current assets	$1,056
Property and equipment	243
Goodwill and intangible assets	3,342
Other assets	22

Total assets acquired	4,663

Current liabilities	1,261

Net assets acquired	$3,402

The following is supplemental unaudited pro forma information for the Marin Solar acquisition as if we had acquired the business on January 1, 2006. The pro forma adjustments are based on currently available information and upon assumptions that we believe are reasonable in order to reflect, on a pro forma basis, the impact of this acquisition on our historical financial information.

	Pro Forma
	Year ended December 31,
	2006	2007
(in thousands, except per share data)	(unaudited)
Net revenue	$21,051	$26,776
Operating income (loss)	373	(25)

Net income (loss)	$197	$(51)

Net income (loss) per share:
Basic and diluted	$0.02	$(0.00)

Notes to consolidated financial statements

10. Transactions With Gaiam

Tax Sharing Agreement

After the date we cease to be a member of Gaiam’s consolidated group for federal income tax purposes, to the extent we become entitled to utilize loss carryforwards from our separate tax returns, we will distribute to Gaiam the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized. Accordingly, we expect to recognize a valuation allowance against certain of our deferred tax assets as of the effective date of the tax sharing agreement. As of December 31, 2007, we had NOL carryforwards of approximately $6.9 million, meaning that such potential future payments to Gaiam, which would be made over a period of several years, would therefore aggregate to approximately $2.6 million. These NOL carryforwards expire beginning in 2020 if not utilized. Due to Gaiam’s step acquisitions of our company, we experienced “ownership changes” as defined in Section 382 of the Internal Revenue Code. Accordingly, our use of the NOL carryforwards is limited by annual limitations described in Sections 382 and 383 of the Internal Revenue Code. We expect our NOLs to be fully recoverable unless we make a public offering of more than 20% of our capital, in which case we will effectively lose one year of our carryforward period and have to impair our deferred tax asset by approximately $0.2 million.

Services Agreement

We have and will have a need for certain management and other services to be provided by Gaiam under an Intercorporate Services Agreement. These services may include, but are not limited to, executive, management, financial, audit, accounting, tax, treasury, human resources, payroll, technical, fulfillment, inventory management, customer service and certain occupancy and related office services as required from time to time. We have determined that it is not cost effective to obtain and separately maintain the personnel and infrastructure associated with these services, particularly the costs associated with attracting and maintaining on our payroll on a full time basis a full complement of skilled employees.

Services performed under this agreement will be provided under the direction of us, and Gaiam shall not have any power to act independently on our behalf other than as specifically authorized under the agreement or from time to time, by us. Gaiam and we will agree on the aggregate annual amount for a particular year for the services based upon a good faith estimate of the services required for that year and the estimated fees for such services. Upon a change to the annual amounts for a particular year, the parties will make appropriate payments to reflect such change. The annual amount and formulae for various services making up the annual amount, as well as any quarterly changes, must be approved in writing by each of Gaiam’s and our board of directors.

11. Subsequent Events

On January 1, 2008, our 88.4% owned subsidiary acquired certain of the assets of and assumed certain liabilities from Carlson Solar for $3.2 million in cash, plus direct acquisition costs of approximately $0.2 million. As part of the acquisition, as additional consideration, we granted warrants to purchase 30,000 shares of our Class A common stock at an exercise price of $3.20 per share, which will vest 50% upon the earlier to occur of the completion of this offering or a transaction resulting in Gaiam’s ownership of less than 50% of our outstanding shares. Following such initial vesting, 2% of the warrants will vest each month thereafter. The warrants have a seven year term. The assets acquired were determined to have all inputs and processes necessary for the transferred assets to continue to conduct normal operations after acquisition; accordingly, the purchase price was treated as a business combination pursuant to SFAS No. 141, Business Combinations. Carlson Solar will be consolidated into our financial statements effective January 1, 2008.

REAL GOODS SOLAR, INC.

Financial Statement Schedule II

Consolidated valuation and qualifying accounts

(in thousands)	Balance at Beginning of Year	Additions Charged (Credited) to Costs and Expenses(1)	Deductions		Balance at End of Year(1)
Allowance for doubtful accounts:
2005	$91	$46		$1	$136
2006	$136	$61		$14	$183
2007	$183	$(10)		$22	$151

(1)	Includes reserves associated with acquired Marin Solar, Inc. of $41 in 2007.

Independent auditors’ report

Board of Directors and Shareholders

Marin Solar, Inc.

We have audited the accompanying balance sheet of Marin Solar, Inc. as of December 31, 2006 and the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2006 and the ten months ended October 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marin Solar, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006 and the ten months ended October 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ehrhardt Keefe Steiner & Hottman PC

February 1, 2008

Denver, Colorado

MARIN SOLAR, INC.

Balance sheet

As of December 31, 2006
ASSETS
Current assets:
Cash	$3,394
Accounts receivable, net	477,117
Related party receivables	1,913
Inventory	126,374
Deferred costs on uncompleted contracts	1,247,343

Total current assets	1,856,141
Property and equipment, net	127,078
Deposits	4,079

Total assets	$1,987,298

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Lines of credit, banks	$185,000
Accounts payable	446,891
Accrued expenses	73,288
Current portion of secured loans payable	14,256
Customer rebates payable	33
Deferred revenue on uncompleted contracts	1,559,178

Total current liabilities	2,278,646

Secured loans payable, less current portion	72,832

Total liabilities	2,351,478

Commitments and contingencies (Note 14)
Shareholders’ deficit:
Preferred stock, par value $100 per share; 5,000 shares authorized: none issued or outstanding	—
Common stock, 1,000 shares authorized without par value; 100 shares issued and outstanding	10,000
Additional paid-in capital	78,644
Accumulated deficit	(452,824)

Total shareholders’ deficit	(364,180)

Total liabilities and shareholders’ deficit	$1,987,298

See accompanying notes to financial statements.

MARIN SOLAR, INC.

Statements of operations

	For the Year ended December 31, 2006	For the Ten Months ended October 31, 2007
Revenue	$4,239,264	$7,853,290
Cost of sales	3,330,157	6,292,594

Gross profit	909,107	1,560,696

Selling, general and administrative	909,472	1,726,171

Operating loss	(365)	(165,475)

Other expenses:
Interest expense	(28,969)	(41,303)
Other income	4,730	108

Total other expenses	(24,239)	(41,195)

Net loss before income taxes	(24,604)	(206,670)
Income tax expense	800	800

Net loss	$(25,404)	$(207,470)

Net loss per share:
Basic and diluted	$(254)	$(2,075)

Shares used in computing net loss per share:
Basic and diluted	100	100

See accompanying notes to financial statements.

MARIN SOLAR, INC.

Statement of changes in shareholders’ deficit

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance at December 31, 2005	100	$10,000	$2,847	$(427,420)	$(414,573)
Contribution of capital	—	—	75,797	—	75,797
Net loss	—	—	—	(25,404)	(25,404)

Balance at December 31, 2006	100	$10,000	$78,644	$(452,824)	$(364,180)

See accompanying notes to financial statements.

MARIN SOLAR, INC.

Statements of cash flows

	For the Year ended December 31, 2006	For the Ten Months ended October 31, 2007
Cash flows used in operating activities:
Net loss	$(25,404)	$(207,470)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	30,365	56,455
Provision for doubtful accounts	41,790	1,032

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(397,391)	(229,474)
Related party receivables	(1,913)	(13,504)
Inventory	(126,374)	101,317
Deferred costs on uncompleted contracts	(931,005)	961,902
Deposits	(3,222)	(18,000)

Increase (decrease) in liabilities:
Accounts payable	121,983	(38,181)
Accrued expenses	(7,054)	74,551
Customer rebates payable	(7,407)	260,033
Deferred revenue on uncompleted contracts	1,163,756	(1,202,378)

Total adjustments	(116,472)	(46,247)

Net cash used in operating activities	(141,876)	(253,717)

Cash flows used in investing activities:
Payments to acquire property and equipment	(91,469)	(193,428)

Cash flows provided by (used in) financing activities:
Proceeds from issuance of preferred stock	—	350,000
Proceeds from secured loans	—	122,906
Payments on secured loans	(54,214)	—
Net proceeds (payments) under lines of credit	158,110	(4,354)
Capital contributions	75,797	—

Net cash provided by financing activities	179,693	468,552

Net increase (decrease) in cash	(53,652)	21,407
Cash, beginning of period	57,046	3,394

Cash, end of period	$3,394	$24,801

Supplemental disclosure of cash flow information:
Income taxes paid	$800	$800

Interest paid	$28,969	$30,104

See accompanying notes to financial statements.

Notes to financial statements

1. Summary of Significant Accounting Policies

Business Activity

Marin Solar, Inc. (the “Company”) was incorporated in 2002 in California, and designs and installs solar systems for residential and commercial properties in Northern California.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such accounts.

Concentration of Credit Risk

Cash consists principally of cash deposited in money market and checking accounts, which at times may exceed federally insured limits; however, the Company has not experienced any losses on such accounts.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of specific customer accounts and an assessment of economic risks, as well as the aging of the accounts receivable.

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment is valued at cost. Depreciation is being provided by use of the straight-line method over the estimated useful lives of the assets.

Revenue Recognition

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, using either the completed contract method or the percentage of completion method.

Notes to financial statements

The Company recognizes revenue from residential solar energy system installations (less than 250 kilowatts) using the completed contract method. Revenue is deferred until the contract is considered substantially complete, which is when remaining costs and potential risks are insignificant in amount, which typically occurs upon final departure from the worksite or passing of building inspection.

The Company recognizes revenue from commercial solar system installations (equal to or greater than 250 kilowatts) using the percentage of completion method. Revenue is recognized based on contract milestones achieved (output measure). We had no contracts accounted for under the percentage of completion method for either of the periods ended December 31, 2006 or October 31, 2007.

Deferred Revenue on Uncompleted Contracts

The unearned portion of contracts is classified as deferred revenue. Related costs are also deferred until the revenue is recognized.

Advertising

The Company expenses advertising costs as incurred. Advertising expense totaled $16,411 and $65,128 for the year ended December 31, 2006 and for the ten months ended October 31, 2007, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)—an interpretation of FASB No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet a “more-likely-than-not” recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 is reported as an adjustment to the opening balance of retained earnings. FIN 48 is effective for years beginning after December 15, 2007. The Company expects the adoption of this accounting standard will increase the level of disclosure that the Company provides regarding its tax positions. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Notes to financial statements

3. Related Party Receivables

Related party receivables consist of advances to the shareholders representing personal expenses of $1,913 at December 31, 2006.

4. Inventory

Inventory consists primarily of finished goods used in solar systems. The Company had finished goods inventory of $126,374 at December 31, 2006.

5. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over estimated useful lives (generally three to seven years). A summary of property and equipment at December 31, 2006 is as follows:

Automobiles	$161,333
Computer equipment	22,585
Furniture and machinery	32,448

216,366
Less: accumulated depreciation	(89,288)

$127,078

Depreciation expense was $30,365 and $56,455 for the year ended December 31, 2006 and for the ten months ended October 31, 2007, respectively.

6. Accounts Payable—Major Vendor

Purchases from two suppliers amounted to approximately $3.3 million for year ended December 31, 2006 with $393,264 outstanding at year end. Purchases from one supplier amounted to approximately $3.8 million for the ten months ended October 31, 2007.

7. Accrued Liabilities

A summary of accrued expenses for the year ended December 31, 2006 is as follows:

Payroll liabilities	$20,323
Accrued warranty	25,000
Other liabilities	27,965

Total	$73,288

The Company warranties the installation of its solar energy systems for 10 years, as required by California law, and the estimated warranty liability is based upon historical claim experience.

Notes to financial statements

8. Lines of Credit, Banks

At December 31, 2006 the Company had two revolving lines of credit with two separate banks providing for maximum borrowings of $35,000 and $150,000, with interest payable at 17.50% and 10.25%, respectively. Outstanding borrowings on all lines were $185,000 at December 31, 2006. These lines were secured by substantially all assets of the Company. All outstanding balances were repaid on November 1, 2007. See Note 17, Subsequent Event.

9. Customer Rebates Payable

The Emerging Renewable Program from California Energy Commission (“CEC”) offers rebates to those who install solar energy systems. Upon execution of the contract, a reservation application for the rebate is sent to CEC, and the rebate received by the Company is credited to the customer or credited as payment for the system cost.

10. Secured Loans Payable

The Company had secured vehicle loans payable of $87,088 at December 31, 2006. The loans were repaid as of November 1, 2007. See Note 17, Subsequent Event.

11. Preferred Stock

In 2006, the Company authorized 5,000 shares of preferred stock with $100 par value. In 2007, the Company issued 3,500 shares of preferred stock for $350,000. The material terms of the Company’s preferred stock are as follows:

Dividends

The preferred stock is entitled to receive, out of funds legally available, cumulative dividends at the annual rate of 10% per share (based on par value) for 18 months from the date of issuance, and at 11% per share thereafter. The cumulative dividends are payable in cash on a quarterly basis on the first day of April, July, October, and January if declared by the Board of Directors. No dividends or other distributions shall be made with respect to the common stock until the cumulative dividends on the preferred stock for all past dividend periods and for the then-current three-month dividend period shall have been declared and paid or set apart. As of the date the Company was acquired, the aggregate cumulative dividends in arrears were approximately $22,000. See Note 17, Subsequent Event.

Voting rights

Except as otherwise provided by law, the preferred stock has no voting rights.

Liquidation Preference

Upon the voluntary or involuntary liquidation, winding up or dissolution of the Company, out of the assets available for distribution to shareholders after payment of liabilities, the preferred stock is entitled to receive, in preference to any payment on the common stock, an amount equal to $100 per share plus cumulative dividends accrued and unpaid to the date payment is made available to the preferred stock.

Notes to financial statements

Redemption

The Company at the option of the Board of Directors, may redeem the whole or from time to time redeem any part of the preferred shares outstanding by paying in cash the sum of $100 per share, plus all dividends accrued, unpaid and accumulated to the date fixed for redemption.

12. Common Stock

The Company is authorized to issue 1,000 shares of common stock without par value. During the periods presented there were 100 shares of common stock issued and outstanding.

13. Income Taxes

Deferred income taxes are provided for the temporary differences in recognizing revenue and expenses for financial reporting and income tax purposes. The temporary differences are primarily due to differing methods for recording bad debts, depreciation, inventory, accrued salaries and vacation pay, and net operating loss carryforwards.

The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded for deferred tax assets where it appears more likely than not that the Company will not be able to recover the deferred tax asset.

The provision for income taxes consists of the following:

	December 31, 2006	October 31, 2007
Current tax expense:
Federal	$—	$—
State	800	800

Deferred income tax expenses	—	—

Total income taxes	$800	$800

Variations from the federal statutory rate are as follows:

	December 31, 2006	October 31, 2007
Expected federal income tax benefit at statutory rate of 34%	$(8,365)	$(70,268)
Effect of permanent differences	30	248
State income tax benefit, net of federal benefit	(1,434)	(12,049)
Change in valuation allowance	10,569	82,869

Income tax expense	$800	$800

Notes to financial statements

Significant components of the Company’s deferred tax assets and liabilities are as follows:

December 31, 2006
Deferred tax assets:
Allowance for doubtful accounts	$17,900
Net operating loss carryforwards	109,600
Property and equipment	30,600
Accrued warranty	10,700
Charitable contributions	2,300
State income taxes	300
Research and development credits	3,200

174,600
Less: valuation allowance	(174,600)

Total deferred tax assets	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Therefore, the net deferred tax asset has been offset fully by a valuation allowance.

NOL carryforwards of approximately $540,000 for federal and $545,000 for state, are available as of October 31, 2007 to be applied against future taxable income. The net operating loss carryforwards expire in tax years 2022 -2027 for federal purposes and in tax years 2012-2017 for state purposes. Utilization of the Company’s federal net operating loss carryforwards may be subject to an annual limitation due to the “change of ownership” provisions of the Tax Reform Act of 1986. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

14. Commitments and Contingencies

The Company leases its operating facility under a noncancellable operating lease expiring on December 31, 2009. The following is a schedule, by year of future minimum rental payments required under the operating lease are as follows:

Two months ending December 31, 2007	$21,500
Year ending December 31,
2008	132,000
2009	108,000

Total	$261,500

Rent expense amounted to $22,500 and $103,769 for the year ended December 31, 2006 and for the ten months ended October 31, 2007, respectively.

15. Segment and Geographic Information

The Company operates in a single business segment, the design and installation of solar energy systems to residential and commercial markets in Northern California.

Notes to financial statements

16. Major Customers

No customer accounted for more than 10% of the revenue for the year ended December 31, 2006. Two customers accounted for approximately $1,850,000, or 25%, of revenue for the ten months ended October 31, 2007.

Based on the Company’s assessment, an allowance for doubtful accounts of $41,790 was maintained at December 31, 2006.

17. Subsequent Event

In November 2007, the Company entered into a stock purchase agreement with Real Goods Marin, Inc. The shareholders will receive cash consideration of $3.2 million for the common stock held by the shareholders. The cash consideration was paid upon the closing date of November 15, 2007.

Independent auditors’ report

Board of Directors and Shareholders

Carlson Solar

We have audited the accompanying balance sheets of Carlson Solar as of December 31, 2006 and 2007 and the related statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carlson Solar as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Ehrhardt Keefe Steiner & Hottman PC

February 1, 2008

Denver, Colorado

CARLSON SOLAR

Balance sheets

	As of December 31,
	2006	2007
ASSETS
Current assets:
Cash	$90,275	$309,473
Accounts receivable, net	303,640	336,475
Inventory	1,063,160	1,261,523
Prepaid expenses and other current assets	24,131	900
Deferred costs on uncompleted contracts	1,091,478	193,190

Total current assets	2,572,684	2,101,561
Property and equipment, net	142,145	198,522
Deposits	1,564	1,366

Total assets	$2,716,393	$2,301,449

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit, bank	$159,948	$—
Accounts payable	601,723	507,239
Accrued expenses	202,068	216,924
Deferred revenue on uncompleted contracts	883,249	251,420
Current portion of secured loans payable	1,521	—

Total current liabilities	1,848,509	975,583
Secured loans payable, less current portion	14,064	—

Total liabilities	1,862,573	975,583

Commitments and contingencies (Note 10)
Shareholders’ equity
Common stock; 100,000 authorized without par value; 75,000 shares issued and outstanding as of December 31, 2006 and 2007	2,000	2,000
Additional paid-in capital	2,000	2,000
Retained earnings	849,820	1,321,866

Total shareholders’ equity	853,820	1,325,866

Total liabilities and shareholders’ equity	$2,716,393	$2,301,449

See accompanying notes to financial statements.

CARLSON SOLAR

Statements of operations

	For the Year ended December 31,
	2006	2007

Revenue	$3,356,549	$5,969,571
Cost of sales	2,333,058	4,216,468

Gross profit	1,023,491	1,753,103

Selling, general and administrative	659,817	664,429

Operating income	363,674	1,088,674

Other expenses/(income):
Interest expense/(income), net	14,522	(1,520)
Other expenses/(income), net	(10,521)	(8,000)

Total other expenses/(income)	4,001	(9,520)

Net income before income taxes	359,673	1,098,194
Income tax expense	11,923	25,995

Net income	$347,750	$1,072,199

Net income per share:
Basic and diluted	$4.64	$14.30

Shares used in computing net income per share:
Basic and diluted	75,000	75,000

See accompanying notes to financial statements.

CARLSON SOLAR

Statement of changes in shareholders’ equity

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders’ Equity

	Shares	Amount
Balance at December 31, 2005	75,000	$2,000	$2,000	$511,688	$515,688
Distribution to shareholders				(9,618)	(9,618)
Net income	—	—	—	347,750	347,750

Balance at December 31, 2006	75,000	2,000	2,000	849,820	853,820
Distribution to shareholders	—	—	—	(600,153)	(600,153)
Net income	—	—	—	1,072,199	1,072,199

Balance at December 31, 2007	75,000	$2,000	$2,000	$1,321,866	$1,325,866

See accompanying notes to financial statements.

CARLSON SOLAR

Statements of cash flows

	For the Year ended December 31,
	2006	2007
Cash flows provided by operating activities:
Net income	$347,750	$1,072,199

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	51,137	37,949
Provision for doubtful accounts	1,088	—

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	19,881	(32,835)
Inventory	(384,031)	(198,363)
Deferred costs on uncompleted contracts	(1,091,478)	898,288
Prepaid expenses and other current assets	(935)	23,231
Deposits	(1,564)	198

Increase (decrease) in liabilities:
Accounts payable	271,312	(94,484)
Accrued expenses	142,641	14,856
Deferred revenue on uncompleted contracts	677,683	(631,829)

Total adjustments	(314,266)	17,011

Net cash provided by operating activities	33,484	1,089,210

Cash flows used for investing activity:
Payments to acquire property and equipment	(70,114)	(94,326)

Cash flows used for financing activities:
Net proceeds (payments) under line of credit	(40,491)	(159,948)
Distribution to shareholders	(9,618)	(600,153)
Payments on long-term debt	(16,694)	(15,585)

Net cash used for financing activities	(66,803)	(775,686)

Net increase (decrease) in cash	(103,433)	219,198
Cash, beginning of year	193,708	90,275

Cash, end of year	$90,275	$309,473

Supplemental disclosure of cash flow information:
Income taxes paid	$2,182	$26,990

Interest paid	$16,485	$6,139

See accompanying notes to financial statements.

Notes to financial statements

1. Summary of Significant Accounting Policies

Business Activity

Carlson Solar (the “Company”) was incorporated in 2001 in California and designs and installs solar energy systems for residential and commercial properties in Southern California.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such accounts.

Concentration of Credit Risk

Cash consists principally of cash deposited in money market and checking accounts, which at times may exceed federally insured limits; however, the Company has not experienced any losses on such accounts.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of specific customer accounts and an assessment of economic risks, as well as the aging of the accounts receivable.

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

The Company values property and equipment at cost. Depreciation is being provided by use of the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease for leasehold improvements.

Revenue Recognition

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, using either the completed contract method or the percentage of completion method.

Notes to financial statements

The Company recognizes revenue from residential solar energy system installations (less than 250 kilowatts) using the completed contract method. Revenue is deferred until the contract is considered substantially complete, which is when remaining costs and potential risks are insignificant in amount, which typically occurs upon final departure from the worksite or passing of building inspection.

The Company recognizes revenue from commercial solar system installations (equal to or greater than 250,000 kilowatts) using the percentage of completion method. Revenue is recognized based on contract milestones achieved (output measure).

Deferred Revenue on Uncompleted Contracts

The unearned portion of contracts is classified as deferred revenue. Related costs are also deferred until the revenue is recognized.

Advertising

The Company expenses advertising costs as incurred. Advertising expense totaled $28,469 and $26,971 for the years ended December 31, 2006 and 2007, respectively.

Income Taxes

The Company is an S corporation under the provisions of the Internal Revenue Code of 1986, as amended. For federal and certain state income tax purposes, the Company is not subject to tax on its income. The Company’s income is allocated to its shareholders. The Company may be subject to state income taxes in those states that do not recognize S corporations and to additional types of taxes including franchise and business taxes.

2. Recent Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations or cash flows.

In July 2006, FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)—an interpretation of FASB No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet a “more-likely-than-not” recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 is reported as an adjustment to the opening balance of retained earnings. FIN 48 is effective for years beginning after December 15, 2007. The Company expects the adoption of this accounting standard will increase the level of disclosure that the Company provides regarding its tax positions. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Notes to financial statements

3. Inventory

Inventory consists primarily of finished goods used in solar systems. The Company had finished goods inventory of $1,063,160 and $1,261,523 as of December 31, 2006 and 2007, respectively.

4. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over estimated useful lives (generally three to seven years). A summary of property and equipment is as follows:

	December 31,
	2006	2007
Automobiles	$290,418	$376,370
Computer equipment	23,470	18,056
Machine and equipment	10,534	22,587
Furniture and machinery	7,352	7,030
Leasehold improvements	—	2,057

	331,774	426,100
Less: accumulated depreciation	(189,629)	(227,578)

	$142,145	$198,522

Depreciation expense was $51,137 and $37,949 for the years ended December 31, 2006 and 2007, respectively.

5. Accounts Payable – Major Vendor

During the years ended December 31, 2006 and 2007, the Company purchased the majority of its inventory from two vendors.

6. Accrued Liabilities

A summary of accrued expenses is as follows:

	December 31,
	2006	2007
Due to Real Goods	$—	$66,896
Sales tax payable	24,426	51,347
Credit card payable	10,120	32,171
Accrued warranty	25,000	25,000
Payroll liabilities	14,452	—
Accrued profit sharing	81,762	—
Customer deposits	29,000	—
Other liabilities	17,508	41,510

	$202,268	$216,924

Notes to financial statements

The Company warranties the installation of its solar energy systems for 10 years as required by California law, and the estimated warranty liability is based upon historical claim experience.

7. Line of Credit, Bank

At December 31, 2006, the Company had a line of credit with one bank providing for maximum borrowings of $250,000 with interest payable at 7.25%. The line was secured by substantially all assets of the Company. All outstanding balances were repaid during 2007.

8. Secured Loans Payable

The Company had one secured vehicle loan payable of $15,585 at December 31, 2006 with interest rate of 7.99%. The loan was repaid during 2007.

9. Common Stock

The Company is authorized to issue 100,000 shares of common stock without par value. As of December 31, 2007 and 2006, 75,000 shares of common stock were issued and are outstanding.

10. Commitments and Contingencies

The Company leases its operating facility under a “month-to-month” operating lease. The Company can terminate the lease at any time with 30 days notice.

Rent expense amounted to $29,209 and $25,622, for the years ended December 31, 2006 and 2007, respectively.

11. Segment and Geographic Information

The Company operates in a single business segment: the design and installation of solar power systems to the residential and commercial market in Southern California.

12. Major Customers

One customer accounted for approximately $858,000 or 14% of sales for the year ended December 31, 2007 with no amounts outstanding as of December 31, 2007.

13. Defined Contribution Plan

The Company has adopted a defined contribution plan, which covers substantially all employees. Contributions to the plan are discretionary, and were $0 and $81,762 for the years ended December 31, 2006 and 2007.

14. Subsequent Event

In January 2008, the Company entered into an asset purchase agreement with Real Goods Carlson, Inc. and certain individuals. The sellers will receive $2,550,000, plus the closing inventory value of $1,235,260, subject to adjustment, in exchange for certain assets of the Company.

Part II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale of the Class A common stock being registered hereby. All the amounts shown are estimates, except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market fee.

Amount to be Paid
SEC registration fee		$2,260
FINRA filing fee		6,250
Nasdaq Global Market fee		105,000
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

Colorado law currently provides for indemnification of directors, officers and other employees who are made party to a proceeding because of the person’s position as a director, officer or employee if: the person’s conduct was in good faith; the person reasonably believed that the person’s conduct in an official capacity was in the corporation’s best interests and in all other cases that the conduct was not opposed to the corporation’s best interests, and that in the case of a criminal proceeding that the person’s conduct was not unlawful. Colorado law prohibits such indemnification in a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation and in a proceeding in which the person was adjudged liable of having derived an improper personal benefit (C.R.S. § 7-109-101 et. seq. (1994)). Colorado law also provides for the elimination or limitation of the personal liability for of directors monetary damages for any breach of fiduciary duty as a director (except for breach of a director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful distributions, or any transaction from which the director derived improper personal benefit), or for any injury to persons or property arising from a tort committed by one of our employees, unless the director was either personally involved in the situation giving rise to the litigation or committed a criminal offense in connection with such situation. (C.R.S. § 7-108-402 (1994)). Our articles of incorporation eliminate the personal liability for monetary damages of, and provide indemnification to, our directors and officers to the fullest extent permitted by the Colorado Business Corporation Act. Among other things, these provisions provide indemnification for our officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of the lawsuit or proceeding.

We expect to maintain a directors and officers insurance policy providing insurance indemnifying our directors and executive officers for certain liabilities. This insurance policy insures our past, present and future directors and officers, with certain exceptions, from claims arising out of any error, misstatement, misleading statement, act, omission, neglect or breach of duty by any of the directors or officers while acting in their capacities as such. Claims include claims arising from sales and purchases of our securities and shareholder derivative actions.

Item 15.    Recent Sales of Unregistered Securities

During November 2007, we granted to the former owners of Marin Solar, Inc. warrants to purchase 40,000 shares of our Class A common stock at an exercise price of $3.20 per share, pursuant to the Stock Purchase Agreement by and among Marin Solar, Inc., Roy Phillips, Jan Phillips and Real Goods Marin, Inc. This transaction was not subject to the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) thereof, as a transaction by an issuer not involving a public offering.

During January 2008, Gaiam contributed to us our business assets and operations in exchange for 10,000,000 shares of our Class B common stock. This transaction was not subject to the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) thereof, as a transaction by an issuer not involving a public offering.

During January 2008, we granted to Carlson Solar warrants to purchase 30,000 shares of our Class A common stock at an exercise price of $3.20 per share, pursuant to the Asset Purchase Agreement among Carlson Solar, Mary Carlson, Scott Carlson, Brittany Carlson, Brandon Carlson and Real Goods Carlson, Inc. This transaction was not subject to the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) thereof, as a transaction by an issuer not involving a public offering.

Effective July 30, 2007, Gaiam’s then wholly owned subsidiary Gaiam Energy Tech, Inc. (“GETI”) made the following option grants, which were approved by Gaiam’s board of directors: to John Schaeffer an option to acquire 270,000 shares of GETI at an exercise price of $0.20 per share, and to Chris Maxwell an option to acquire 30,000 shares of GETI, at an exercise price of $0.20 per share. The GETI option agreements provided that if Gaiam were to effect a reorganization by which a new entity became the parent of GETI, then upon approval of GETI’s board of directors the options would be converted into options of such new parent entity. Following our incorporation GETI became our wholly owned subsidiary, and on January 31, 2008 we made the following option grants: to John Schaeffer an option to acquire 270,000 shares of our Class A common stock at an exercise price of $3.20 per share, and to Chris Maxwell an option to acquire 30,000 shares of our Class A common stock at an exercise price of $3.20 per share. These transactions were not subject to the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) thereof, as a transaction by an issuer not involving a public offering.

We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. In addition, each of the warrant and share certificates issued in the transactions listed above bears a restrictive legend permitting the transfer thereof only in compliance with applicable securities laws. The recipients of securities in each of these transactions listed above represented to us their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationship with us or through other access to information provided by us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Description
1.1	Underwriting Agreement *

3.1	Articles of Incorporation of Real Goods

3.2	Bylaws of Real Goods

4.1	Form of Real Goods Class A Common Stock Certificate *

5.1	Opinion of Bartlit Beck Herman Palenchar & Scott LLP

10.1	Real Goods 2008 Long-Term Incentive Plan †

10.2	Form of Real Goods Solar, Inc. Employee Stock Option Agreement †

10.3	Stock Purchase Agreement by and among Marin Solar, Inc., Roy Phillips, Jan Phillips and Real Goods Marin, Inc.♦

10.4	Asset Purchase Agreement among Carlson Solar, Mary Carlson, Scott Carlson, Brittany Carlson, Brandon Carlson and Real Goods Carlson, Inc.♦

10.5	Registration Rights Agreement

10.6	Intercorporate Services Agreement *

10.7	Tax Sharing and Indemnification Agreement *

21.1	Subsidiaries of the Registrant **

23.1	Consent of Bartlit Beck Herman Palenchar & Scott LLP (included in Exhibit 5.1)

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC

24.1	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously filed.
†	Indicates management contract or compensatory plan or arrangement.
♦	Certain portions have been omitted pursuant to a request for confidential treatment and have been filed separately with the SEC.

(b) Financial Statement Schedules.

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.    Undertakings

(1)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)	The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broomfield, State of Colorado, on March 28, 2008.

REAL GOODS SOLAR, INC.

By:	/s/ JIRKA RYSAVY
Jirka Rysavy,
Chairman

Power of attorney

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below constitutes and appoints Jirka Rysavy and Vilia Valentine and each of them severally, as his or her true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the registration statement on Form S-1, and to any registration statement filed under SEC Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JIRKA RYSAVY	Jirka Rysavy, Chairman	March 28, 2008

/S/ JOHN SCHAEFFER*	John Schaeffer, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2008

/S/ VILIA VALENTINE	Vilia Valentine, Chief Financial Officer (Principal Financial and Accounting Officer)	March 28, 2008

/S/ JAMES ARGYROPOULOS*	James Argyropoulos, Director	March 28, 2008

/S/ BARBARA MOWRY*	Barbara Mowry, Director	March 28, 2008

/S/ TED NARK*	Ted Nark, Director	March 28, 2008

*BY: /S/ JIRKA RYSAVY Jirka Rysavy, Attorney-in-fact

Index to exhibits

Exhibit No.	Description
1.1	Underwriting Agreement *

3.1	Articles of Incorporation of Real Goods

3.2	Bylaws of Real Goods

4.1	Form of Real Goods Class A Common Stock Certificate *

5.1	Opinion of Bartlit Beck Herman Palenchar & Scott LLP

10.1	Real Goods 2008 Long-Term Incentive Plan †

10.2	Form of Real Goods Solar, Inc. Employee Stock Option Agreement †

10.3	Stock Purchase Agreement by and among Marin Solar, Inc., Roy Phillips, Jan Phillips and Real Goods Marin, Inc.♦

10.4	Asset Purchase Agreement among Carlson Solar, Mary Carlson, Scott Carlson, Brittany Carlson, Brandon Carlson and Real Goods Carlson, Inc.♦

10.5	Registration Rights Agreement

10.6	Intercorporate Services Agreement *

10.7	Tax Sharing and Indemnification Agreement*

21.1	Subsidiaries of the Registrant**

23.1	Consent of Bartlit Beck Herman Palenchar & Scott LLP (included in Exhibit 5.1)

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC

24.1	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously filed.
†	Indicates management contract or compensatory plan or arrangement.
♦	Certain portions have been omitted pursuant to a request for confidential treatment and have been filed separately with the SEC.